Exhibit 99.1

SENIOR SECURED TERM LOAN AGREEMENT

Dated as of August 12, 2021

among

CRESCO LABS, LLC, as Borrower,

THE LENDERS FROM TIME TO TIME PARTY HERETO

and

[Redacted – Confidential], as Administrative Agent

and

[Redacted – Confidential]

as Collateral Agent

i

EXHIBITS

Exhibit A – Form of Note

Exhibit B – Form of Assignment and Assumption

Exhibit C – Reserved

Exhibit D – Form of Compliance Certificate

Exhibit E – Form of First Lien Intercreditor Agreement

SCHEDULES

Schedule I – Initial Lenders’ Commitments

Schedule 1.1 – Cannabis Licenses

Schedule 6.14 – Material Agreements

Schedule 6.17 – Subsidiaries; Equity Interests

Schedule 6.19 – Labor Matters

Schedule 6.28 – Real Property Interests

Schedule 7.12 – Material Real Property

Schedule 7.18 – Labor Agreements

Schedule 7.23 – Post-Closing Obligations

Schedule 8.1 – Permitted Indebtedness

Schedule 8.2 – Permitted Liens

Schedule 8.3 – Dispositions

Schedule 8.4 – Permitted Investments

Schedule 8.6 – Transactions with Affiliates

Schedule 8.7 – Restricted Payments

Schedule 8.9 – Negative Pledges; Agreements to Restrict Dividends

Schedule 12.17 – Borrower’s Authorized Signatories

[Remainder of page intentionally blank.]

v

SENIOR SECURED TERM LOAN AGREEMENT

THIS SENIOR SECURED TERM LOAN AGREEMENT, dated as of August 12, 2021, (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), among Cresco Labs, LLC, an Illinois limited liability company (together with its successors and permitted assigns, the “Borrower”), and the lenders from time to time party hereto (each a “Lender” and collectively the “Lenders”), [Redacted – Confidential], a Delaware limited liability company as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”) and [Redacted – Confidential], a Delaware limited liability company, as collateral agent for the benefit of the Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”).

WHEREAS, subject to the terms and conditions of this Agreement and the other Loan Documents, the Borrower has requested that the Lenders extend, and the Lenders have agreed to extend, a senior secured loan to the Borrower in an aggregate principal amount of up to Four Hundred Million and 00/100 Dollars ($400,000,000) for the uses provided for herein, and the Borrower is willing to grant security interests in the Collateral to the Collateral Agent for the benefit of the Secured Parties in order to secure Borrower’s obligations hereunder.

NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS AND ACCOUNTING TERMS

Section 1.1 Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Accounts” means any checking, savings or other deposit or securities account maintained by the Loan Parties. All funds in each Account shall be conclusively presumed to be Collateral or the proceeds of Collateral and neither the Collateral Agent nor any Lender shall have any duty to inquire as to the source of the amounts on deposit in any Account.

“Administrative Agent” has the meaning assigned to such term in the preamble hereto.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on the signature page, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Advance” means an advance of any portion of the Loan Amount pursuant to the provisions of this Agreement.

“Affected Lender” has the meaning specified in Section 12.1(d).

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding the foregoing, under no circumstance shall any Agent, any Lender or any of their respective Affiliates be deemed to be an Affiliate of any of the Loan Parties or any Subsidiary thereof for purposes of this Agreement or any other Loan Document.

“Agent” means the Administrative Agent or the Collateral Agent, as applicable.

“Agreement” has the meaning assigned to such term in the preamble hereto.

“Anti-Corruption Laws” has the meaning specified in Section 6.23(a).

“Anti-Money Laundering and Anti-Terrorism Laws” means any requirement of Law relating to terrorism, economic sanctions or money laundering, including, without limitation, (a) the Money Laundering Control Act of 1986 (i.e., 18 U.S.C. §§ 1956 and 1957), (b) the Bank Secrecy Act of 1970 (31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), and the implementing regulations promulgated thereunder, (c) the USA PATRIOT Act and the implementing regulations promulgated thereunder, (d) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (e) laws, regulations and Executive Orders administered under any Sanctions Programs, (f) any law prohibiting or directed against terrorist activities or the financing or support of terrorist activities (e.g., 18 U.S.C. §§ 2339A and 2339B) and (g) any similar laws enacted in the United States, Canada or any other jurisdictions in which the parties to this Agreement operate, as any of the foregoing laws have been, or shall hereafter be, amended, renewed, extended, or replaced and all other present and future legal requirements of any Governmental Authority governing, addressing, relating to, or attempting to eliminate, terrorist acts and acts of war and any regulations promulgated pursuant thereto.

“Applicable Percentage” means with respect to any Lender as of any date, the percentage (carried out to the ninth decimal place) of the Principal Amount of the Loan owed to such Lender at such time.

“Applicable Rate” means 9.50%.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.6(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit B attached hereto and made a part hereof or any other form approved by the Administrative Agent.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereinafter in effect, or any successor statute.

“Bankruptcy Event” means any of the following: (a) a receiver, liquidator or trustee shall be appointed for any Subsidiary; (b) any Subsidiary shall be adjudicated as bankrupt or insolvent; (c) any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal, state or provincial law, shall be filed by or against, consented to, or acquiesced in by, any Subsidiary, or (d) any proceeding for the dissolution, liquidation, insolvency, bankruptcy or wind-up (voluntary or involuntary) of any Subsidiary shall be instituted.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereinafter in effect, or any successor statute.

“Blocked Person” means any Person:

(a)

that (i) is identified on the list of “Specially Designated Nationals and Blocked Persons” published by OFAC and/or any other similar lists maintained by OFAC pursuant to authorizing statute, executive order or regulation; (ii)(A) is an agency of the government of a country, (B) an organization controlled by a country, or (C) resides, is organized or chartered in a country, region or territory that is the target of comprehensive sanctions under any Sanctions Program (a “Sanctioned Country”); (iii) a Person listed in any economic or financial sanctions-related or trade embargoes-related list of designated Persons maintained under any of the Anti-Money Laundering and Anti-Terrorism Laws; or (iv)(A) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order or any related legislation or any other similar executive order(s) or (B) engages in any dealings or transactions prohibited by Section 2 of the Executive Order or is otherwise associated with any such Person in any manner violative of Section 2 of the Executive Order; and

(b)	that is owned or controlled by or that is acting for or on behalf of, any Person described in clause (a) above.

“Borrower” has the meaning assigned to such term in the preamble hereto.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the State of New York.

“Canadian Security Agreement” means that certain Pledge and Security Agreement of even date herewith by and among the Parent, the other Loan Parties from time to time party thereto, the Collateral Agent for the benefit of the Secured Parties, in substantially the form acceptable to the Collateral Agent, as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time.

“Cannabis License” means (a) each license specified on Schedule 1.1, (b) any license acquired after the Closing Date by any Loan Party or Subsidiary thereof permitting such Loan Party or such Subsidiary to cultivate, produce, warehouse, store, transport, modify, distribute or sell cannabis or THC-infused products to medical or recreational purchasers in any jurisdiction, including in Canada, the United States or any province or state thereof, or (c) any authorization, permit or licence otherwise required by any Loan Party or any Subsidiary thereof to operate the Core Business.

“Cash Equivalents” means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guaranteed or insured by the United States or Canadian federal government or (ii) issued by any agency of the United States or Canadian federal government the obligations of which are fully backed by the full faith and credit of the United States or Canadian federal government, (b) any readily-marketable direct obligations issued by any other agency of the United States or Canadian federal government, any state of the United States or any Canadian province or any political subdivision of any such state or province or any public instrumentality thereof, in each case having a rating of at least “A-1” from S&P or at least “P-1” from Moody’s, (c) any commercial paper rated at least “A-1” by S&P or “P-1” by Moody’s and issued by any Person organized under the laws of any state of the United States, (d) any Dollar-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers’ acceptance issued or accepted by (i) any Lender or (ii) any commercial bank that is (A) organized under the laws of the United States or Canada, any state thereof or the District of Columbia, (B) “adequately capitalized” (as defined in the regulations of its primary federal banking regulators) and (C) has Tier 1 capital (as defined in such regulations) in excess of Two Hundred Fifty Million and 00/100 Dollars ($250,000,000), (e) shares of any United States or Canadian money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a), (b), (c) or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of Five Hundred Million and 00/100 Dollars ($500,000,000) and (iii) has obtained from either S&P or Moody’s the highest rating obtainable for money market funds in the United States or Canada; provided, however, that the maturities of all obligations specified in any of clauses (a), (b), (c) and (d) above shall not exceed three hundred sixty-five (365) days, and (f) instruments equivalent to those referred to in clauses (a) through (e) above denominated in other currencies and comparable in credit quality and tenor to those referred to above and customarily used for short and medium term investment purposes in jurisdictions outside the United States or Canada to the extent reasonably required in connection with any business conducted by such Person in such jurisdictions.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada) as now and hereinafter in effect, or any successor statute.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority, (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any applicable Governmental Authority or (d) the Loan being classified as an HVCRE; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means an event or series of events by which, without the consent of the Required Lenders:

(a)

the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of shares representing more than fifty percent (50.00%) of the voting power of the outstanding shares of voting stock of the Parent on a fully diluted basis;

(b)

the majority of the seats (other than vacant seats) on the board of directors or similar governing body of the Parent shall cease to be occupied by Persons (i) who were members of the board of directors or similar governing body of the Parent on the Closing Date or (ii) who were nominated, appointed or approved by the Parent’s board of directors or similar governing body of the Parent;

(c)	the failure at any time of a Loan Party to directly own one hundred percent (100.00%) of the Equity Interests of the U.S. Parent; or

(d)	the failure at any time of the Parent to (i) Control the Borrower or (ii) directly or indirectly, own more than fifty percent (50.00%) of the Equity Interests of the Borrower at any time outstanding.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock or share purchase agreement, merger or amalgamation agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (a) above if (i) the Parent becomes a direct or indirect wholly owned Subsidiary of a holding company and (ii)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are the same as the holders of the Parent’s voting shares immediately prior to that transaction, or (B) immediately following that transaction, the holders of the Parent’s voting stock immediately prior to that transaction (or another holding company satisfying the requirements of this sentence) are the beneficial owners, directly or indirectly, of more than fifty percent (50.00%) of the voting stock of such holding company.

“Claims” has the meaning set forth in Section 12.4(b).

“Closing Date” means August 12, 2021.

“Code” means the Internal Revenue Code of 1986, and the regulations promulgated thereunder, as amended and in effect.

“Collateral” means all real property and personal property assets securing or intending to secure the Obligations, except for the “Excluded Property” (as defined in the Security Documents).

“Collateral Agent” is defined in the preamble to this Agreement.

“Commitment” means, for each Lender, the commitment of such Lender to make Loans, including the Initial Loan Commitment and the Incremental Loan Commitment.

“Competitor” means the Persons listed on the “Competitor List” delivered by the Borrower to the Administrative Agent in writing prior to or on the Closing Date, which “Competitor List” the Borrower may update once per calendar year by delivering such updated list to the Administrative Agent in writing which shall become effective upon delivery of such list, and the Affiliates of such Persons; provided that in each case such Competitor List shall be acceptable to the Administrative Agent (it being understood that the Competitor List delivered to the Administrative Agent prior to, or on, the Closing Date is acceptable).

“Compliance Certificate” means a compliance certificate delivered in accordance with Section 7.1(d).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, with respect to the Parent, on a consolidated basis determined in accordance with GAAP, for any period, the amount equal to the Consolidated Net Income of the Parent plus, to the extent deducted when calculating Consolidated Net Income, and without duplication: (i) interest charges, (ii) federal, state, provincial, local and foreign income taxes expense, (iii) depreciation, depletion and amortization expense, (iv) payments of any premiums and any other costs, fees and expenses required to be paid by the terms thereof in connection with the repayment or redemption of Indebtedness existing as of the date of this Agreement, (v) severance costs, acquisition costs, including acquisition transition services costs for six (6) fiscal months preceding the completion of such acquisition and twelve (12) fiscal months after the completion of such acquisition, (vi) restructuring costs in an amount not to exceed the greater of (A) Ten Million and 00/100 Dollars ($10,000,000) for any four Fiscal Quarter period and (B) ten percent (10.00%) of Consolidated EBITDA for any four Fiscal Quarter period (calculated after giving effect to this clause (vi)), (vii) all unusual, nonrecurring or extraordinary non-cash losses, charges or expenses and asset impairment charges (including to the extent related to impairment of goodwill), (viii) any expenses or charges related to any issuance of capital stock, any Investment, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement, in each case whether or not successful, (ix) the settlement amounts relating to the settlement of any claims against the Loan Parties, in an amount not to exceed [Redacted – Commercially Sensitive Information] for any four Fiscal Quarter period, (x) all expenses related to Equity Interests granted to officers, directors and employees; and, minus, to the extent added when calculating Consolidated Net Income of the Parent: (xi) all unusual, nonrecurring or extraordinary non-cash gains and income, (xii) federal, state, provincial, local and foreign income tax benefits, including credits or refunds, and (xiii) interest income.

“Consolidated Net Income” means the Net Income of each Loan Party and each of their respective Subsidiaries on a consolidated basis, provided that:

(a)	the cumulative effect of a change in accounting principles will be excluded;

(b)

to the extent deducted in the calculation of Net Income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity will be added back to the calculation of Consolidated Net Income;

(c)	any asset impairment write downs under GAAP will be excluded;

(d)	unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP will be excluded; and

(e)	unrealized losses and gains under Hedging Obligations included in the determination of Net Income, will be excluded.

“Consolidated Total Assets” means, as of the last day of any period, the total assets of the Parent and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the most recent date for which internal financial statements have been provided pursuant to Section 7.1, or if such financial statements have not been delivered at the time of determination, the most recent date for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR.

“Consolidated Total Revenue” means, for any period, the revenue of the Parent and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Contractual Obligation” means, as to any Person, any provision of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” (including the correlative meanings, the terms, “controlling”, “controlled by” and “under common control with”) of any specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Control Agreement” means, with respect to any Account established by the Borrower or any Loan Party, an agreement in form and substance satisfactory to the Collateral Agent establishing “control” (as defined in the UCC) of such Account by the Collateral Agent and whereby the bank maintaining such account agrees, upon the occurrence and during the continuance of an Event of Default, to comply only with the instructions originated by the Collateral Agent, without the further consent of any Loan Party or any Subsidiary thereof all as set forth in such Control Agreement, as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time.

“Controlled Substances Act” means the Controlled Substances Act (21 U.S.C. § 801 et seq.), and any rules or regulations promulgated thereunder as in effect from time to time.

“Core Business” means the cultivation, production, warehousing, storage, transportation, modification, distribution or sale of cannabis or THC-infused products to medical or recreational purchasers in any jurisdiction, including in Canada, the United States or any province or state thereof.

“Current Value” has the meaning set forth in Section 7.12(c).

“Debtor Relief Laws” means each of the (a) the Bankruptcy Code, (b) the BIA, (c) the CCAA, and (d) all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, the Laws of Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event, act or condition described in Section 10.1 that is, with the giving of notice, lapse of time, or both, and would constitute, unless cured or waived, an Event of Default.

“Default Rate” means an interest rate equal to (a) the Applicable Rate plus (b) [Redacted – Commercially Sensitive Information] per annum.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of an Advance when required hereunder, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one (1) Business Day of the date when due, unless the subject of a good faith dispute, or (c) has been deemed insolvent or become the subject of a bankruptcy, insolvency, receivership or other similar proceeding.

“Depository Institution” means a bank, credit union or other financial institution that regularly takes deposits or holds investments and is duly chartered under federal, state, or provincial Law and the deposits of which are insured by the Federal Deposit Insurance Corporation or equivalent governmental agency in the case of operating or deposit accounts.

“Disinterested Director” shall mean, with respect to any person and transaction, a member of the Board of Directors of such person who does not have any material direct or indirect financial interest in or with respect to such transaction.

“Disposition” or “Dispose” means, with respect to any Person, the sale, lease, sale and leaseback, assignment, conveyance, transfer or other voluntary disposition (whether in one transaction or series of transactions) of any property (including, without limitation, any Equity Interests) by such Person. Notwithstanding the foregoing, “Disposition” shall not be construed to include the issuance or sale of any Equity Interest issued by the Parent.

“Disqualified Stock” shall mean, with respect to any person, any Equity Interests of such person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a Change of Control or asset sale so long as any rights of the holders thereof upon the occurrence of a Change of Control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is ninety-one (91) days after the Maturity Date (provided that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock). Notwithstanding the foregoing, but subject to the limitations set forth in Section 8.7: (i) any Equity Interests issued to any employee or to any plan for the benefit of employees of the Parent or its Subsidiaries or by any such plan to such employees shall not constitute Disqualified Stock because they may be required to be repurchased by the Parent in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (ii) any class of Equity Interests of such person that by its terms authorizes such person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Dollar” and “$” mean dollars in lawful currency of the United States.

“EDGAR” means the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system.

“Eligible Assignee” means any Person (other than a natural person); provided that notwithstanding the foregoing, “Eligible Assignee” shall not include the Borrower or any of the Borrower’s Affiliates or any Competitor except as otherwise provided in Section 12.6(b).

“Eligible Participant” means any Person (other than a natural person); provided that notwithstanding the foregoing, “Eligible Participant” shall not include the Borrower or any of the Borrower’s Affiliates or any Competitor.

“Employee Benefit Plan” means any employee benefit plan that is described in Section 3(3) of ERISA and which is maintained for employees of any Loan Party or their respective Subsidiaries or any ERISA Affiliate thereof.

“Entity Guarantor” means the Parent, the U.S. Parent and each Material Subsidiary of the Parent or of any Loan Party.

“Entity Guaranty” means the Guaranty dated as of the date hereof and executed by each Entity Guarantor from time to time party thereto in favor of the Administrative Agent for the benefit of the Lenders, in substantially the form acceptable to the Administrative Agent, as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified.

“Environment” means the natural environment (including soil, land, surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), indoor air, organic and inorganic matter and living organisms, and any other environmental medium or natural resource.

“Environmental Actions” means any summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding or judgment from any Person or Governmental Authority involving violations or alleged violations of Environmental Laws or Releases, exposure to or cleanup of any Hazardous Materials (a) from any assets, properties or businesses owned or operated by any Loan Party or any of their respective Subsidiaries or any predecessor in interest; (b) onto any facilities which received Hazardous Materials generated by any Loan Party or any of their Subsidiaries or any predecessor in interest, or (c) with respect to any Environmental Liabilities and Costs.

“Environmental Law” means any and all current or future foreign, federal, state, provincial or local statutes, laws, common-law doctrine, ordinances, orders, rules, regulations, judgments, governmental authorizations, or any other requirements of Governmental Authorities relating to (a) the Environment, including those Laws relating to Releases of Hazardous Materials, (b)protection of the public health and welfare with respect to the exposure to or the Release of any Hazardous Materials or (c) occupational safety and health, industrial hygiene or the protection of human, plant or animal health or welfare (to the extent related to exposure to or management of Hazardous Materials), in any manner applicable to any Loan Party or any Material Subsidiary.

“Environmental Liabilities and Costs” means all liabilities, monetary obligations, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigations and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Governmental Authority or any third party, and which relate to any actual or alleged noncompliance with or liability pursuant to any Environmental Law or Environmental Action, including any condition of the Environment or a Release of Hazardous Materials from or onto (a) any property presently or formerly owned by any Loan Party or any Subsidiary thereof or (b) any facility which received Hazardous Materials generated by any Loan Party or any Subsidiary thereof.

“Environmental Lien” means any Lien in favor of any Governmental Authority for Environmental Liabilities and Costs.

“Environmental Permit” means any permit, approval, identification number, license or other authorization pursuant to or required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants or options for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, membership or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate”: As applied to any Person, any trade or business (whether or not incorporated) which is a member of a group of which that Person is a member and which is under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Erroneous Payment” has the meaning assigned thereto in Section 11.10(a).

“Event of Default” has the meaning assigned to such term in Section 10.1.

“Excluded Taxes” means, with respect to any Agent or any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes) imposed as a result of such recipient being organized under the laws of, or having its principal office or, in the case of any Lender that is a bank, its applicable lending office, located in the jurisdiction (or any political subdivision thereof) imposing such tax, (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction imposed as a result of such recipient being organized under the laws of, or having its principal office or, in the case of any Lender that is a bank, its applicable lending office, located in the jurisdiction (or any political subdivision thereof) imposing such tax, (c) Connection Income Taxes not otherwise described in (a) or (b) above, (d) in the case of a Lender, any U.S. or Canadian federal withholding tax that is imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement (or, if it is a bank, designates a new lending office) or is attributable to such Lender’s failure or inability (other than as a result of a Change in Law after such Lender becomes a party hereto) to comply with Section 4.2, except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (if it is a bank) or assignment, to receive additional amounts from the Loan Parties with respect to such withholding tax pursuant to Section 4.2(a) and (e) any U.S. federal withholding taxes imposed on amounts payable by the Borrower pursuant to FATCA.

“Executive Order” means Executive Order No. 13224 on Terrorist Financings:—Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism issued on 23rd September, 2001, as amended by Order No. 132684, as so amended.

“Existing Senior Secured Indebtedness” means that Indebtedness of the Parent under that certain Senior Secured Term Loan Agreement dated as of January 22, 2020, as amended by that certain First Amendment to Senior Secured Term Loan Agreement dated as of December 11, 2020, by and among the Parent, the lenders from time to time party thereto and [Redacted – Confidential]as administrative agent and collateral agent for the lenders thereunder.

“Exit Fee” means, on any date of determination with respect to any payment or prepayment of the Initial Loans, an amount equal to [Redacted – Commercially Sensitive Information] of the aggregate outstanding amount of the Initial Loans being paid or prepaid on such date.

“Facility Fee” means, with respect to the Commitments to make Initial Loans, [Redacted – Commercially Sensitive Information] of the principal amount of such Commitments.

“Finance Lease Obligations” means, with respect to any Person for any period, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as liabilities on a balance sheet of such Person under GAAP and the amount of which obligations shall be the capitalized amount thereof determined in accordance with GAAP. Notwithstanding the foregoing, all obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the effectiveness of FASB ASC 842 shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations in this Agreement.

“First-Lien Indebtedness” means all third party Indebtedness for borrowed money or evidenced by notes, bonds (for the avoidance of doubt, other than surety bonds), debentures or similar instruments, Finance Lease Obligations and purchase money Indebtedness of the Parent or its Subsidiaries, in each case, secured by a Lien on real or personal property of Parent or any of its Subsidiaries, including but not limited to (a) the Indebtedness permitted under Section 8.1(a), (b) such Indebtedness acquired in connection with an acquisition by the Parent or its Subsidiaries and (c) Finance Lease Obligations.

“First Lien Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit E hereto, or such other customary form reasonably acceptable to the Administrative Agent and the Borrower, in each case, as any such document may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time in accordance with the terms thereof.

“Fiscal Quarter” means each of the calendar quarters during any Fiscal Year.

“Fiscal Year” means any period of twelve (12) consecutive months ending on December 31 of any calendar year.

“Fitch” means Fitch Ratings Inc.

“Foreign Official” has the meaning specified in Section 6.23(b).

“Fraudulent Act” means any fraudulent written statement, fraudulent written misrepresentation or fraudulent act (not constituting an oral statement or representation) by a Loan Party or Subsidiary to a Secured Party, which at the time given or done, such Person made such statement or misrepresentation or undertook such action with the intent to deceive such Secured Party.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Governing Documents” means (a) (i) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (ii) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement, and (iii) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity, (b) any certificate of designation or instrument relating to the rights of holders (including preferred shareholders) of Equity Interests in such entity, and (c) any shareholder rights agreement, voting trusts or other similar agreement to which such entity is a party.

“Governmental Authority” means the government of the United States or Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” or “Guaranty” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Hazardous Materials” means all chemicals, materials, substances, solid and hazardous wastes, toxic substances, flammable materials, solvents, radioactive materials, carcinogens, pesticides, pollutants, contaminants, compounds, in any form, including petroleum or petroleum distillates and any petroleum by-products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas or mold, subject to regulation under, or which may give rise to liability pursuant to, any Environmental Law.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices;

(c)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates; and

(d)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodity prices or currency exchange rates.

“HVCRE” means a loan that is categorized as a high volatility commercial real estate loan exposure pursuant to Part 217 of Chapter II of title 12 of the Code of Federal Regulations.

“Incremental Amount” means, at any time, (a) One Hundred Million and 00/100 Dollars ($100,000,000), less (b) the sum of the aggregate outstanding principal amount of all (i) Incremental Loans and (ii) Indebtedness outstanding under Section 8.1(q) (for clarity, not including the Initial Loan Amount) other than Incremental Loans.

“Incremental Assumption Agreement” means an Incremental Assumption Agreement in form and substance reasonably satisfactory to the Administrative Agent, among the Borrower, the Administrative Agent and one or more Incremental Lenders.

“Incremental Lender” means a Lender holding an Incremental Loan.

“Incremental Loan Commitment” means the commitment of any Lender to make Incremental Loans to the Borrower pursuant to Section 2.1(b).

“Incremental Loans” means any extension of credit by an Incremental Lender to the Borrower after the Closing Date pursuant to Section 2.1(b) consisting of Loans in the form of Initial Loans and/or Other Loans.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following if and to the extent (other than with respect to clauses (a), (b), (c), (e), (f), (g) and (h) of this definition) included as indebtedness or liabilities in accordance with GAAP:

(a)	all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)	all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c)	any Hedging Obligations;

(d)

all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business as described in clause 8 of this definition) to the extent that the same would be required to be shown as a liability on a balance sheet prepared in accordance with GAAP;

(e)

indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse, but limited to the lower of (i) the fair market value of such property (as determined by the Borrower in good faith) and (ii) the amount of the such indebtedness secured;

(f)	the aggregate amount of all Finance Lease Obligations of such Person which, in accordance with GAAP, is required to be shown on the balance sheet of such Person;

(g)

the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); and

(h)	all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any Hedging Obligation on any date shall be the Mark-to-Market Exposure thereof as of such date.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(1)

any obligation arising from any agreement providing for indemnities, Guarantees, purchase price adjustments, holdbacks, contingency payment or earnout obligations based on the performance of the acquired or disposed assets, subordinated vendor takeback loan or similar obligations (other than Guarantees of Indebtedness) customarily incurred by any Person in connection with the acquisition or disposition of any assets, in each case, until such obligations become a liability on the balance sheet of such Person in accordance with GAAP;

(2)

any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the indebtedness for which it was incurred, then such indebtedness shall constitute Indebtedness for all relevant purposes of this Agreement;

(3)	reserved;

(4)	for greater certainty, Operating Leases;

(5)

prepaid or deferred revenue, deferred tax liabilities, liabilities associated with customer prepayments and deposits and other similar accrued obligations (including transfer pricing), customary obligations under employment agreements and deferred compensation, obligations in respect of workers’ compensation claims, or social security or wage taxes;

(6)

intercompany liabilities arising from cash management, tax, and accounting operations and intercompany loans, advances or indebtedness having a term not exceeding 364 days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business;

(7)	any Equity Interests (other than of the type described in clause (g) of this definition);

(8)

trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business not paid within one-hundred eighty (180) days after the incurrence of such payables, expenses and liabilities;

(9)	obligations in respect of Third Party Funds not to exceed the amount of cash held by the Parent or any Subsidiary thereof held in segregated accounts in respect of such Third Party Funds; and

(10)	any unsecured liabilities that are only capable of settlement through issuance of Equity Interests of the Parent which are Qualified Equity Interests.

“Independent Accountant” means any firm of nationally recognized, certified public accountants which is independent and which is selected by the Borrower and reasonably acceptable to the Administrative Agent.

“Indemnified Taxes” means (a) Taxes other than Excluded Taxes and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 12.4(b).

“Initial Lender” means each Lender that holds an Initial Loan made pursuant to Section 2.1(a).

“Initial Loan Amount” means the aggregate principal amount of the loan to be advanced pursuant to Section 2.1(a), which shall be Four Hundred Million and 00/100 Dollars ($400,000,000).

“Initial Loan Commitment” means the commitment of the Initial Lenders to make Initial Loans to the Borrower pursuant to Section 2.1(a) as set forth on Schedule I.

“Initial Loans” means (i) any extension of credit by an Initial Lender to the Borrower on the Closing Date pursuant to Section 2.1(a) and (ii) any Incremental Loan in the form of an Initial Loan made by an Incremental Lender to the Borrower pursuant to Section 2.1(b).

“Insolvency Proceeding” means a bankruptcy, insolvency, receivership, liquidation, winding up, reorganization or similar proceeding.

“Inspection” has the meaning specified in Section 7.3(a).

“Intellectual Property” has the meaning specified therefor in the Security Agreement.

“Intercreditor Agreement” has the meaning specified therefor in Section 11.9(b).

“Interest Payment Date” means (a) the first Business Day of the second (2nd) and fourth (4th) Fiscal Quarters of each Fiscal Year and (b) the Maturity Date.

“Interest Period” means, with respect to any Interest Payment Date, (a) initially, the period commencing on the Closing Date of the Advance and ending on September 30, 2021, (b) thereafter until the Maturity Date, each period commencing on (and including), as applicable, (i) the first (1st) day of the fourth Fiscal Quarter of each Fiscal Year and terminating on (and including) the last day of the first Fiscal Quarter and (ii) the first (1st) day of the second Fiscal Quarter of each Fiscal Year and terminating on (and including) the last day of the third Fiscal Quarter and (c) the period that ends on the Maturity Date, commencing the first (1st) day after such previous period and terminating on the Maturity Date.

“Investment” means, with respect to any Person, all direct or indirect investments by that Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances, extensions of credit or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. The acquisition by a Loan Party or any Subsidiary thereof of a Person that holds an Investment in any third Person shall be deemed to be an Investment by such Loan Party in that third Person in an amount equal to the fair market value of the Investment held by the acquired Person in that third Person.

“IRS” means the United States Internal Revenue Service.

“Laws” means, collectively, each international, foreign, Federal, state, provincial, territorial, municipal and local statute, treaty, rule, regulation, ordinance, code and administrative or judicial precedent or authority, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and each applicable administrative order, directive, decree, policy, directed duty, license, authorization and permit of, and agreement with, any Governmental Authority.

“Lender” has the meaning assigned to it in the preamble to this Agreement.

“Lien” means, with respect to any asset, any mortgage, pledge, deed of trust, hypothecation, assignment, encumbrance, lien, charge, or security interest (including the interest of a vendor or lessor under any conditional sale, Finance Lease Obligation, or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing); provided that in no event shall an Operating Lease or an agreement to sell be deemed to constitute a Lien.

“Loan” means any extension of credit by a Lender to the Borrower under this Agreement or any other Loan Document, including the Initial Loans and Other Loans.

“Loan Amount” means the aggregate principal amount of the loan to be advanced pursuant to this Agreement, including the Initial Loan Amount and the Incremental Amount.

“Loan Documents” means, collectively, this Agreement, the Notes, the Security Documents, the Entity Guaranty, the Perfection Certificate, any Incremental Assumption Agreement and all other documents, instruments, letters and agreements executed or delivered in connection with the Loan or this Agreement.

“Loan Parties” means the Borrower and any Entity Guarantor.

“Loan Proceeds” means the aggregate Advances made by the Lenders to the Borrower pursuant to the Loan Documents.

“Mandatory Prepayment Event” means the occurrence of any of the following at any time during the effectiveness of this Agreement or while any Obligations remain outstanding hereunder:

(a) the aggregate principal amount of outstanding Loans exceeds the Loan Amount;

(b) any Governmental Authority having jurisdiction enforces against a Loan Party or any Subsidiary a prohibition or ban on the Core Business or processes or methods related to the Core Business (e.g., cultivation, production, warehousing, storage, transportation, modification, distribution or sale), whether under the Controlled Substances Act or otherwise;

(c) any Cannabis License is revoked, suspended, cancelled without replacement on or before the date of such revocation, suspension or cancellation, or any illegality of such Cannabis License under applicable Law, including the Controlled Substances Act, is actively enforced by a Governmental Authority having jurisdiction;

(d) the making or payment of any Loan or other Obligations by any Lender or any Loan Party is made illegal or unenforceable by action of any applicable Governmental Authority having jurisdiction; provided that a “Mandatory Prepayment Event” shall not occur under this clause (d) if the Borrower or the Administrative Agent exercises its right to replace an Affected Lender as a Lender party to this Agreement pursuant to Section 12.1(d) and each such Affected Lender is so replaced;

(e) a Material Adverse Effect;

(f) a Change in Law which has a material adverse impact on the Core Business;

(g) the receipt of proceeds from a Disposition of owned real estate by the Parent or any Subsidiary permitted under Section 8.3(b); or

(h) the receipt of proceeds from a Disposition of assets by the Parent or any Subsidiary permitted under Section 8.3(c);

provided that in the case of clauses (b), (c), (e) and (f) of this definition, such event has an adverse impact of greater than, at any time, twenty-five percent (25.00%) of Consolidated EBITDA for the most recent period of four consecutive Fiscal Quarters ended as of the end of the most recent Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b); provided that if such financial statements have not been delivered pursuant to Section 7.1(a) or Section 7.1(b) at the time of determination then such four consecutive Fiscal Quarter period shall end as of the last day of the most recent Fiscal Quarter for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR.

“Margin Regulations” has the meaning specified in Section 6.11(a).

“Mark-to-Market Exposure” means all net obligations of a Person under any Hedging Obligation that such Person would be required to pay if the agreements governing such Hedging Obligation were terminated.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect on, the operations, business, assets or financial condition of the Loan Parties taken as a whole; (b) a material impairment of the legality, validity or binding effect against the Loan Parties, taken as a whole, of any Loan Document to which they are a party or (c) a material impairment of the validity, perfection or priority of the security interest created pursuant to the Security Documents.

“Material Agreements” has the meaning specified in Section 6.14(a).

“Material Real Property” means (a) on the Closing Date, each fee-owned real property listed on Schedule 7.12 and (b) any fee-owned real property acquired by any Subsidiary of the Parent after the Closing Date with a Current Value in excess of [Redacted – Commercially Sensitive Information].

“Material Subsidiary” means any direct or indirect Subsidiary of the Parent or any Loan Party that (a)(i) owns or holds a Cannabis License, (ii) each Subsidiary that owns or holds the Equity Interests of any Material Subsidiary or (iii) each Subsidiary which has a management arrangement in place with respect to a Person that is not a Subsidiary of a Loan Party but which Person owns or holds a Cannabis License for the benefit of any Loan Party or their respective Subsidiaries, (b) each Subsidiary which from time to time is required to grant a Mortgage in favor of the Collateral Agent pursuant to Section 7.12 or (c) as of the last day of the Fiscal Quarter for which financial statements have been delivered hereunder (or if such financial statements have not been delivered at the time of determination, the most recent date for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR) had (i) revenues representing in excess of ten percent (10.00%) of Consolidated Total Revenue for the period of four consecutive Fiscal Quarters ending as of such date or (ii) assets representing in excess of ten percent (10.00%) of Consolidated Total Assets as of such date; provided that, if at any time (A) the aggregate amount contributed to Consolidated Total Revenue by all Subsidiaries that are not Material Subsidiaries exceeds ten percent (10.00%) of Consolidated Total Revenue for the period of four consecutive Fiscal Quarters ending as of such date or (B) the Consolidated Total Assets of all Subsidiaries that are not Material Subsidiaries exceeds ten percent (10.00%) of Consolidated Total Assets as of such date, then the Borrower (or, in the event the Borrower has failed to do so within ten (10) days, the Administrative Agent) shall designate sufficient Subsidiaries as “Material Subsidiaries” to eliminate such excess, and such designated Subsidiaries shall for all purposes of this Agreement constitute Material Subsidiaries; provided further that, in determining the Consolidated Total Revenue contributed by Subsidiaries that are not Material Subsidiaries and the Consolidated Total Assets of Subsidiaries that are not Material Subsidiaries, the revenue and assets of the [Redacted – Confidential] shall be excluded. Any determination as to whether a Subsidiary shall be a Material Subsidiary shall be made on the Closing Date and thereafter on the date that financial statements are delivered or should have been delivered pursuant to Section 7.1. To the extent a Subsidiary of the Parent becomes a Material Subsidiary in connection with such determination, the Borrower shall cause such Subsidiary to comply with the requirements of Section 7.15 in accordance with the provisions thereof and otherwise in the Loan Documents upon the Administrative Agent’s request. Notwithstanding any other term of this Agreement, (i) each of [Redacted – Confidential] shall be deemed not to be a Material Subsidiary unless designated as such by the Borrower in writing; provided that if a [Redacted – Confidential] would be a Material Subsidiary if not for this clause (i) and is not designated as a Material Subsidiary in accordance with this clause (i), then the Restricted Party that is the direct parent of such [Redacted – Confidential] shall be deemed to be a Material Subsidiary and the assets and revenues of [Redacted – Confidential]shall be attributed to such direct parent and not to [Redacted – Confidential], and provided further that, upon the expiration or resolution of the restrictions upon a [Redacted – Confidential] that exist as of the Closing Date that preclude such [Redacted – Confidential] from becoming a Material Subsidiary, such [Redacted – Confidential] may thereafter be designated a Material Subsidiary and the assets and revenues of [Redacted – Confidential] shall thereafter no longer be attributed to such parent of [Redacted – Confidential] and shall thereafter (unless the [Redacted – Confidential] are designated Material Subsidiaries and comply with Section 7.15) be included in determining the Consolidated Total Revenue contributed by Subsidiaries that are not Material Subsidiaries and the Consolidated Total Assets of Subsidiaries that are not Material Subsidiaries as calculated from time to time pursuant to this definition and (ii) each of (A) [Redacted – Confidential], (B) [Redacted – Confidential], or (C) [Redacted – Confidential], shall be deemed not to be a Subsidiary or an Affiliate of a Loan Party until such time that a Loan Party beneficially owns more than fifty percent (50.00%) of the securities having the total voting power of its Equity Interests entitled to vote for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency); provided that, for purposes of clause (A) and clause (B) of the proviso to clause (c) of this definition, the determination as to whether the revenue or assets of any Subsidiaries that are not Material Subsidiaries exceed ten percent (10.00%) of Consolidated Total Revenue and Consolidated Total Assets, respectively, shall be calculated by including the revenue and assets contribution to Consolidated Total Revenue and Consolidated Total Assets of the Persons identified in this sentence (except as otherwise provided in this sentence).

“Maturity Date” means the earlier of (a) August 12, 2026, and (b) the date on which the Principal Amount of the Loan becomes due and payable as herein provided, whether at declaration of acceleration, call for redemption or otherwise

“Maximum Commitment” means (a) as to any Lender, the aggregate commitment of such Lender to make its ratable portion of the Loan and (b) as to all Lenders, the aggregate commitment of all Lenders to make the Loan which aggregate commitment shall be the Loan Amount.

“Maximum Rate” has the meaning set forth in Section 12.8.

[Redacted – Confidential] has the meaning specified in the definition of “Material Subsidiary”.

“Minimum Cash Balance” means Fifty Million and 00/100 Dollars ($50,000,000).

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means a mortgage, charge, deed of trust or deed to secure debt, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders, made by a Loan Party in favor of the Collateral Agent for the benefit of the Secured Parties, securing the Obligations and delivered to the Administrative Agent.

“Multiemployer Plan” means any multiemployer plan that is described in Section 3(37) of ERISA and which is maintained for employees of any Loan Party or their respective Subsidiaries or any ERISA Affiliate thereof.

“Net Income” means, at any date of determination, in respect of a Person the net income and earnings (or loss) of such Person, determined in accordance with GAAP, excluding, however:

(a)

any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any disposition of assets; or (b) the disposition of any securities by such Person or the extinguishment of any Indebtedness of such Person; and

(b)

any extraordinary gain or loss (together with any related provision for taxes on such extraordinary gain or loss), as determined in accordance with U.S. GAAP prior to giving effect to Accounting Standards Update No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items).

“New Issue Incremental First-Lien Term Indebtedness” means First-Lien Indebtedness for borrowed money of a Restricted Party in the form of term loans or term notes incurred after the Closing Date. For greater clarity, “New Issue Incremental First-Lien Term Indebtedness” shall not include:

(a)	revolving Indebtedness;

(b)	Indebtedness assumed or acquired through (but not any new Indebtedness incurred in contemplation of) a Permitted Investment;

(c)	Finance Lease Obligations; or

(d)	Indebtedness resulting from a sale-and-leaseback transaction.

“Non-Recourse Debt” means Indebtedness incurred or assumed by a Restricted Party in respect of which a Lien is granted or intended to be granted by such Restricted Party and which Indebtedness is incurred or assumed solely to finance the construction, development or acquisition of an asset or property (the “Non-Recourse Asset”) from a Person at arm’s length to the Loan Parties; provided that:

(a)	such Indebtedness is incurred at the time of construction, development or acquisition of the Non-Recourse Asset (or within one hundred twenty (120) days thereafter);

(b)

the grantees of the Liens have no recourse whatsoever (other than recourse on an unsecured basis in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) against any other assets, properties or undertakings of the Loan Parties; and

(c)	no Guarantee of such Indebtedness is provided by the Loan Parties.

“Note” means a promissory note made by the Borrower in favor of a Lender evidencing such Lender’s Loan, substantially in the form of Exhibit A attached hereto and made a part hereof, as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time.

“Obligations” means any and all present and future Indebtedness (principal, interest, fees, costs and expenses, indemnities, attorneys’ fees and other amounts), liabilities and obligations (including, without limitation, guaranty obligations, indemnity obligations, Prepayment Premiums and any other amounts owing under Article 3, and reimbursement obligations) of the Loan Parties to any Agent or any Lender and/or any indemnified person evidenced by or arising under or in respect of this Agreement, any Note and/or any of the other Loan Documents, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, costs, expenses and indemnities that accrue after the commencement by or against any Loan Party or any Subsidiary thereof of any proceeding under Debtor Relief Laws naming such Person as the debtor in such proceeding regardless of whether any such amounts are allowed or allowable claims in such proceeding.

“OFAC” means the United States Department of the Treasury’s Office of Foreign Assets Control.

“Operating Lease” means any lease that would be classified as an operating lease pursuant to GAAP prior to the effectiveness of FASB ASC 842.

“Other Connection Taxes” means, with respect to the Administrative Agent or any Lender, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other First-Lien Indebtedness” has the meaning specified in Section 3.3(b)(iii).

“Other Loans” has the meaning specified in Section 2.3(a).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Parent” means Cresco Labs Inc., a British Columbia company.

“Participant” has the meaning specified in Section 12.6(d).

“Patent” has the meaning specified therefor in the Security Agreement.

“Patriot Act” means the USA PATRIOT Improvement and Reauthorization Act of 2005, Pub. L. 109-77, signed into law March 9, 2006, as amended.

“Percentage Ownership” means, with respect to a Restricted Party, the percentage of such Restricted Party’s issued and outstanding Equity Interests (excluding directors’ qualifying shares or other securities required by applicable Law to be owned by a Person other than a Restricted Party) that are beneficially owned by Restricted Parties.

“Perfection Certificate” means a certificate in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders providing information with respect to the property of each Loan Party and each Material Subsidiary thereof.

“Permitted Acquisition” means the purchase or other acquisition, by merger, amalgamation, consolidation or otherwise, by any Loan Party or any Subsidiary thereof of Equity Interests or all or a substantial portion of the assets of any Person (or a division, business unit, product line or line of business thereof) or any subsequent purchase or other acquisition, by merger, amalgamation, consolidation or otherwise, of Equity Interests or all or a substantial portion of the assets of such Person (or a division, business unit, product line or line of business thereof) that satisfies each of the following conditions:

(a)	immediately before and after giving effect thereto, no Default (other than a Default arising under Section 10.1(c) or 10(h)) or Event of Default shall have occurred and be continuing;

(b)

such acquisition and all transactions related thereto shall be consummated in accordance, in all material respects, with all applicable Laws, including all applicable U.S. State Cannabis Laws (but excluding the Controlled Substances Act);

(c)	if such acquisition involves the purchase of Equity Interests, such acquisition shall be structured such that the acquired Person shall become a Subsidiary of a Loan Party;

(d)

such acquisition is of assets, a business or entity which is useful or engaged in the Core Business and will continue to be useful or engaged in the Core Business or activities reasonably complimentary or related to the Core Business after giving effect to such acquisition;

(e)	all or substantially all of the assets acquired in connection with any acquisition shall be located within the United States and/or Canada; and

(f)	Borrower shall have notified the Administrative Agent of such acquisition at least ten (10) days prior to the consummation thereof.

“Permitted Acquisition Indebtedness” means Indebtedness of a Restricted Party to the extent such Indebtedness was Indebtedness of any other Person existing at the time (a) such Person became a Restricted Party or (b) such Person was merged or consolidated with or into a Restricted Party; provided that, if such Indebtedness is not First-Lien Indebtedness, on the date such Person became a Subsidiary of the Parent or the date such Person was merged or consolidated with or into a Restricted Party, as applicable, either (i) the Total Fixed Charge Coverage Ratio determined on a pro forma basis after giving effect to the incurrence of such Indebtedness (including the pro forma application of the net proceeds therefrom) would not be less than 2.00 to 1.00 or (ii) the Total Fixed Charge Coverage Ratio determined on a pro forma basis after giving effect to the incurrence of such Indebtedness (including the pro forma application of the net proceeds therefrom) would be equal to or greater than the Total Fixed Charge Coverage Ratio of the Borrower immediately prior to such transaction.

“Permitted Changes” means:

(a)

with the prior written consent of the Administrative Agent and the Required Lenders, not to be unreasonably withheld, conditioned or delayed, (i) any merger, amalgamation or consolidation with or into the Borrower in a transaction in which the Borrower is the surviving entity or (ii) if the Person formed by or surviving any such merger or consolidation is not the Borrower (any such Person, the “Successor Borrower”), (A) no Event of Default shall exist or result therefrom, (B) the Successor Borrower shall deliver to the Administrative Agent all information as may be reasonably requested by the Administrative Agent to satisfy any applicable “know your customer” requirements, and (C) the Successor Borrower shall expressly assume the Obligations of such Borrower in a manner reasonably satisfactory to the Administrative Agent; it being understood and agreed that if the foregoing conditions under clauses (A) through (C) are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement and the other Loan Documents, provided that the prior written consent of the Administrative Agent and the Required Lenders shall not be required if the Person that is a party to a merger, amalgamation or consolidation described in clause (i) above and surviving such a transaction is formed by the Borrower solely for facilitating such transaction;

(b)

any merger, amalgamation, dissolution, winding up, liquidation, or consolidation of a Subsidiary of a Loan Party into any Person in order to consummate an Investment or Disposition permitted by Section 8.3 or Section 8.4, or if all of the property of such Subsidiary passes to another Restricted Party (provided that if such Subsidiary is a Loan Party, then the Restricted Party to which its property passes is also a Loan Party) or is disposed of as permitted under Section 8.3 or Section 8.4, and not otherwise causing a Default under this Agreement, respectively; provided that when any Subsidiary that is a Loan Party is merging with a Person that is not a Loan Party, to the extent such other Person is required to become an Entity Guarantor, it shall deliver all information as may be reasonably requested by the Administrative Agent to satisfy any applicable “know your customer” requirements and, if necessary, shall comply with Section 7.15;

(c)

any Subsidiary of a Loan Party may merge, amalgamate or consolidate with or into a Loan Party or any other Subsidiary of a Loan Party; provided that when any Subsidiary that is a Loan Party is merging with another Subsidiary that is not a Loan Party, a Loan Party shall be the continuing and surviving Person;

(d)

a change in the legal form of a Subsidiary of a Loan Party, if the Borrower determines in good faith that such action is in the best interests of the Borrower and is not materially disadvantageous to the Lenders; provided that any requirements under any Loan Document with respect to such change shall be promptly satisfied; provided further that, if such Subsidiary is a Loan Party, ten (10) days’ prior written notice of such change in legal form shall be provided to the Administrative Agent; and

(e)

a Disposition by a Subsidiary of all or substantially all of its assets (upon voluntary liquidation or otherwise) to another Subsidiary or Parent; provided that if the transferor in such a transaction is a Loan Party, then either (i) the transferee must be a Loan Party or (ii) to the extent constituting an Investment, such Investment must be a Permitted Investment in, or Permitted Indebtedness of, a Subsidiary that is not a Loan Party; and provided further, if necessary, such transferee shall comply with Section 7.15.

“Permitted Indebtedness” has the meaning specified in Section 8.1.

“Permitted Investments” has the meaning specified in Section 8.4.

“Permitted Liens” has the meaning specified in Section 8.2.

“Permitted Pari Passu Intercreditor Agreement” shall mean, with respect to any Liens on Collateral that are intended to be pari passu with the Liens on the Collateral securing the Initial Loans (and other Obligations that are secured by Liens on the Collateral that are pari passu with the Liens thereon securing the Initial Loans), either (x) the First Lien Intercreditor Agreement or (y) another intercreditor agreement in form and substance reasonably satisfactory to the Administrative Agent.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Parent or any Subsidiary issued (a) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (b) constituting an amendment, modification or supplement to or deferral or renewal of (clauses (a) and (b) collectively, a “Refinancing”) any other Indebtedness of the Parent or any Subsidiary; provided that:

(a)

the principal amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium paid on the Indebtedness being refinanced necessary to accomplish such Refinancing and reasonable fees and expenses incurred in connection therewith);

(b)

such Permitted Refinancing Indebtedness has a final maturity date either (a) no earlier than the final maturity date of Indebtedness being refinanced or (b) no earlier than 91 days after the Maturity Date;

(c)

the Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced;

(d)

if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Obligations on terms at least as favorable, taken as a whole, to the Secured Parties as those contained in the documentation governing the Indebtedness being Refinanced;

(e)	if the Indebtedness being Refinanced is unsecured, such Permitted Refinancing Indebtedness is unsecured; and

(f)

if the Indebtedness being Refinanced is pari passu in right of payment with the Obligations, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Obligations.

“Permitted Reinvestment” has the meaning specified in Section 3.3(b)(iv).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Phase I ESA” means an ASTM E1527-13 Phase I Environmental Site Assessment.

“Phase II ESA” means an ASTM E1903-11 Phase II Environmental Site Assessment.

“Pledge and Security Agreement” means that certain Pledge and Security Agreement of even date herewith by and among each Loan Party and the Collateral Agent for the benefit of the Secured Parties, in substantially the form acceptable to the Collateral Agent, as the same may be amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time.

“Post-Closing Obligations” has the meaning specified in Section 7.23.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder or any successor statute; provided, however, if validity, perfection and effect of perfection and non-perfection of the Collateral Agent’s Liens on any applicable Collateral are governed by the personal property security laws or other applicable laws of any jurisdiction in Canada other than British Columbia, PPSA shall mean those personal property security laws or such other applicable laws (including the Civil Code of Quebec) in effect from time to time in such other jurisdiction for the purposes of the provisions hereof relating to such validity, perfection and effect of perfection and non-perfection and for the definitions related to such provisions, as from time to time in effect.

“Prepayment Premium” means, with respect to any amount of the Loan prepaid, for Loans prepaid in the period of prepayment listed in row (a) below, the amount of the premium listed in such row, and for Loans prepaid in a period of prepayment listed in row (b), (c), or (d) below, the amount of such Loan prepaid multiplied by the premium listed in such row:

	Period of Prepayment	Premium
(a)	Closing Date to August 12, 2023	the present value of (i) all future interest payments with respect to such Loan prepaid remaining to be made during such period of prepayment plus (ii) 4.75% of such Loan prepaid, discounted from August 13, 2023, in each case, calculated using a discount rate equal to the Treasury Rate plus one half percent (0.50%)
(b)	August 13, 2023, to August 12, 2024	4.75%
(c)	August 13, 2024, to August 12, 2025	2.375%
(d)	August 13, 2025 and thereafter	0%

“Principal Amount” means, (i) when used with respect to the Loan, at any time, the then-outstanding principal amount of the Loan, and (ii) when used with respect to any other Indebtedness, the then-outstanding principal amount or accreted value of such Indebtedness, as the same may be increased or decreased, as a result of prepayment or otherwise, from time to time, including interest that accrues and remains unpaid in accordance with this Agreement or any agreement governing such other Indebtedness.

“Qualified Equity Interests” shall mean any Equity Interest other than Disqualified Stock.

“Real Property Deliverables” means each of the following agreements, instruments and other documents in respect of each parcel of Material Real Property:

(a)	a Mortgage duly executed by the applicable Loan Party;

(b)

evidence of the recording of each Mortgage in such office or offices as may be necessary or, in the opinion of the Administrative Agent or the Required Lenders, desirable to perfect the Lien purported to be created thereby or to otherwise protect the rights of the Administrative Agent and the Lenders thereunder;

(c)	a Title Insurance Policy with respect to each Mortgage;

(d)

a current ALTA survey and a surveyor’s certificate, in form and substance reasonably satisfactory to the Required Lenders, certified to the Administrative Agent and to the issuer of the Title Insurance Policy with respect thereto by a professional surveyor licensed in the state in which such Material Real Property is located and reasonably satisfactory to the Required Lenders;

(e)

an opinion of counsel, reasonably satisfactory to the Administrative Agent and the Required Lenders, in the state or province where such Material Real Property is located with respect to the enforceability of the Mortgage to be recorded and such other matters as the Administrative Agent or the Required Lenders may reasonably request;

(f)	an environmental indemnity agreement reasonably satisfactory to the Administrative Agent and the Required Lenders;

(g)

a Phase I ESA (and, if reasonably requested by the Required Lenders based upon the results of such Phase I ESA, a Phase II ESA) of each Material Real Property completed by an independent environmental consulting firm reasonably acceptable to the Required Lenders, and in each case with results of the Phase I ESA and/or Phase II ESA, as applicable, which are reasonably satisfactory to the Required Lenders; and

(h)	such other agreements, instruments and other documents (including guarantees and opinions of counsel) as the Administrative Agent or the Required Lenders may reasonably require.

“Refinancing” has the meaning specified in the definition of the term “Permitted Refinancing Indebtedness,” and “Refinance”, “Refinanced” and “Refinancings” have meanings correlative thereto.

“Registered Intellectual Property” means Intellectual Property that is issued, registered, renewed or the subject of a pending application.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material) into the Environment, including, without limitation, the movement of Hazardous Materials through or in the ambient air, soil, surface or ground water, or property.

“Remedial Action” means all actions taken to (a) investigate, clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the Environment, (b) respond to any Environmental Actions, (c) prevent or mitigate any Release, or (d) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities.

“Reportable Event” means a “reportable event” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to an Employee Benefit Plan (other than an event for which the thirty (30) day notice period is waived pursuant to applicable regulations).

“Required Lenders” means Lenders holding at least a majority of the aggregate Principal Amount of the Loan, from time to time; provided, however, that any such amounts held by any of the Loan Parties or any of their respective Affiliates or by any Defaulting Lender shall be excluded for all purposes under this definition for determining “Required Lenders” for any purpose.

“Responsible Officer” means the chief executive officer, president, chief financial officer, treasurer or the general counsel of the Parent or Borrower, as applicable, or any Person designated by a Responsible Officer to act on behalf of a Responsible Officer, or other duly authorized Person acceptable to the Administrative Agent; provided that such designated Person may not designate any other Person to be a Responsible Officer. Any document delivered hereunder that is signed by a Responsible Officer of the Parent or Borrower, as applicable, shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of the Parent or Borrower, respectively, and such Responsible Officer shall be conclusively presumed to have acted on behalf of the Parent or Borrower, respectively.

“Restricted Party” has the meaning specified in the introductory paragraph of Article 8.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Loan Party or any of their Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit and including payments made pursuant to the Tax Receivable Agreement, or similar contractual arrangement providing for similar payments, to which any Loan Party or any of their Subsidiaries are party, in each case, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment. Without limiting the foregoing, “Restricted Payments” with respect to any Person shall also include all payments made by such Person with respect to its Equity Interests with any proceeds of a dissolution or liquidation of such Person to any holders of Equity Interests of such Person.

“S&P” means Standard & Poor’s Financial Services LLC, a division of McGraw-Hill Financial Inc., and any successor thereto.

“Sanctions Program” means any of the sanctions programs and related requirements of Law administered by (a) the U.S. government, including those administered by the Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, or (b) the Government of Canada, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, in each case, as renewed, extended, amended, or replaced.

“Secured Parties” means, collectively, the Agents and the Lenders.

“Security Documents” means the Pledge and Security Agreement, the Canadian Security Agreement, any Control Agreement, any Mortgage and all other security agreements or other instruments, agreements, and documents (including UCC and PPSA financing statements) executed and delivered by or on behalf of a Loan Party to the Collateral Agent or the Administrative Agent granting a Lien to secure any of the Obligations.

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval.

“Significant Subsidiary” means any Loan Party that as of the last day of the Fiscal Quarter for which financial statements have been delivered hereunder (or if such financial statements have not been delivered at the time of determination, the most recent date for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR) had (i) revenues representing in excess of ten percent (10.00%) of Consolidated Total Revenue for the period of four consecutive Fiscal Quarters ending as of such date or (ii) assets representing in excess of ten percent (10.00%) of Consolidated Total Assets as of such date.

“Solvent” and “Solvency” means, with respect to any Person on a particular date, that on such date (a) at fair valuation, all of the properties and assets of such Person are greater than the sum of the debts, including contingent liabilities, of such Person, (b) the present fair saleable value of the properties and assets of such Person is not less than the amount that would be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person is able to realize upon its properties and assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (d) such Person does not intend to, and does not believe that it will, incur debts beyond such Person’s ability to pay as such debts mature, (e) such Person is not engaged in a business or a transaction, and is not about to engage in a business or transaction, for which such Person’s properties and assets would constitute unreasonably small capital after giving due consideration to the prevailing practices in the industry in which such Person is engaged, (f) such Person is not “insolvent” within the meaning of Section 101(32) of the Bankruptcy Code and (g) such person is not “insolvent” under the BIA or CCAA. The amount of all guarantees or other contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, can reasonably be expected to become an actual or matured liability.

“Specified Currency” has the meaning specified in Section 12.20.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which more than fifty percent (50.00%) of securities having the total voting power of the Equity Interests entitled to vote for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Parent.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement dated as of November 30, 2018, by and among U.S. Parent, Borrower and each of the members from time to time party thereto, as may be amended, restated, supplemented or otherwise modified from time to time.

“Termination Event” means (i) the filing of a notice of intent to terminate an Employee Benefit Plan or the treatment of an Employee Benefit Plan amendment as a termination under Section 4041 of ERISA or (ii) the institution of proceedings by the PBGC to terminate an Employee Benefit Plan.

“Third Party” shall mean a person other than the Parent or any Subsidiary.

“Third Party Funds” shall mean any segregated accounts or funds, or any portion thereof, held by the Parent or any Subsidiary as agent on behalf of Third Parties in the ordinary course of business and (to the extent such practice has been established) consistent with past practice and in accordance with a written agreement that imposes a duty upon Parent or any Subsidiary to collect and remit those funds to such Third Parties.

“Title Insurance Policy” means an ALTA form loan title insurance policy, dated the date on which a subject Mortgage is filed, in form and substance, and from a title insurance company, reasonably acceptable to the Collateral Agent, insuring the Lien of such Mortgage and covering all interests mortgaged to the Collateral Agent under the Mortgage, including comprehensive, access and zoning endorsements, among others as required by the Collateral Agent, to the extent available in the applicable jurisdiction, and deleting all standard exceptions, including but not limited to the survey exception (if a survey is required by the Collateral Agent or the title company providing such Title Insurance Policy).

“Total First-Lien Secured Leverage Ratio” means the ratio, determined on a consolidated basis for the Parent and its Subsidiaries for any period of calculation of (a) First-Lien Indebtedness to (b) Consolidated EBITDA for the most recent Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b), multiplied by four (4); provided that if such financial statements have not been delivered pursuant to Section 7.1(a) or Section 7.1(b) at the time of determination then such four consecutive Fiscal Quarter period shall end as of the last day of the most recent Fiscal Quarter for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR.

“Total Fixed Charge Coverage Ratio” means, at any date, for the period of four consecutive Fiscal Quarters ended as of the end of the most recent Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b) (or if no such financial statements have been delivered, the end of the most recent Fiscal Quarter for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR), the ratio of (a) Consolidated EBITDA minus (i) unfinanced capital expenditures of the Parent and its Subsidiaries and classified as such on a balance sheet in conformity with GAAP, (ii) Restricted Payments paid by a Loan Party in cash to a Person that is not a Restricted Party to the extent such Restricted Payments are not paid with proceeds of an Equity Issuance of the Parent as described in Section 8.7(c), and (iii) federal, state, provincial, local and foreign income taxes of the Parent and its Subsidiaries paid in cash and classified as such on a balance sheet in conformity with GAAP to (b) Total Fixed Charges of the Parent and its Subsidiaries on a consolidated basis.

“Total Fixed Charges” means, with respect to any Person, for any period, the amount equal to the aggregate consolidated cash interest expense as determined in accordance with GAAP, including to the extent applicable and without duplication, the portion of any Finance Lease Obligations allocable to interest expense, all commissions, discounts and other fees charged with respect to letters of credit and bankers’ acceptance financing, the amortization of debt discounts and the net costs under a swap agreement in respect of interest rates, and the interest portion of any deferred payment obligations, in each case paid, payable or allocable in cash during such period.

“Trademark” has the meaning specified therefor in the Security Agreement.

“Transactions” means the transactions provided for in, or contemplated by, the Loan Documents.

“Treasury Rate” means, as of any date, the rate of interest per annum on U.S. Treasury Notes having a maturity equal to, or if not equal to then closest to and greater than, the remaining period to the Maturity Date as are reported in the FEDERAL RESERVE statistical release FORM H 15 which has been most recently published (or, if for any reason that published rate as of a date not more than 10 days prior to the date of determination is not available, another rate determined by the Agent to be comparable, in its reasonable discretion, will be used for this purpose).

“UCC” or “Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided further that, if by reason of mandatory provisions of law, perfection, or the effect of perfection, priority or non-perfection, of a security interest in any of the Collateral or the availability of any remedy hereunder is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “Uniform Commercial Code” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection, priority, or effect of perfection or non-perfection or availability of such remedy, as the case may be.

“UETA” has the meaning specified in Section 12.21.

“United States” and “U.S.” mean the United States of America.

“U.S. Parent” means Cresco U.S. Corp., an Illinois corporation.

“U.S. State Cannabis Laws” means any law enacted by any state of the United States which implements regulatory and/or enforcement systems to control the cultivation, distribution, sale and/or possession of cannabis and related products.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)

the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” means, a Subsidiary, for which all of the Equity Interests of such Subsidiary are, directly or indirectly, owned or controlled by the Parent and/or one or more of its Wholly-Owned Subsidiaries (except for directors’ qualifying shares or other shares required by applicable Law to be owned by a Person other than the Parent and/or one or more of its Wholly-Owned Subsidiaries).

Section 1.2 Uniform Commercial Code. Any terms used in this Agreement that are defined in the UCC shall be construed and defined as set forth in the UCC unless otherwise defined herein, provided, however, that to the extent that the UCC is used to define any term herein and such term is defined differently in different Divisions of the UCC, unless expressly stated otherwise the definition of such term contained in Article 8 of the UCC shall govern.

Section 1.3 Construction. All references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified. All accounting terms not specifically defined herein shall be construed in accordance with GAAP. When used herein, the term “financial statements” shall include the notes and schedules thereto. Unless otherwise specified herein or therein, all terms defined in this Agreement shall have the definitions given them in this Agreement when used in any other Loan Document or in any certificate or other document made or delivered pursuant thereto. All uses of the word “including” shall mean “including, without limitation” unless the context shall indicate otherwise. Unless otherwise specified, the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined. With respect to terms defined by cross-reference to another agreement, such defined terms shall have the definitions set forth in such other agreement as of the Closing Date, and no modifications to such agreement shall have the effect of changing such definitions for the purposes of this Agreement unless the Administrative Agent expressly agrees that such definitions as used in this Agreement have been revised. The parties hereby acknowledge and agree that, as to any clauses or provisions contained in this Agreement or any of the other Loan Documents to the effect that the Borrower (a) represents or warrants on behalf of, or covenants on behalf of, any other Loan Party or an Affiliate thereof, (b) shall cause any other Loan Party or an Affiliate thereof to act or refrain from acting, to comply with, to permit, to perform, to pay, to furnish, to cure, to remove, to observe, to deliver, to suffer, to initiate, to provide, to make available, to furnish in any manner, or (c) shall cause to occur or not to occur, or otherwise be obligated in any manner with respect to, any matters pertaining to any other Loan Party or an Affiliate thereof, such clause or provision is intended to mean, and shall be construed as meaning, that the Borrower shall cause such other Loan Party or such Affiliate to take such action (and in all cases throughout the Loan Documents the words “Borrower shall” or “Borrower shall not” (or words of similar meaning) means “Borrower shall cause the applicable Loan Party or the applicable Affiliate” or “Borrower shall not permit such applicable Loan Party or the applicable Affiliate” to so act or not to so act, as applicable, as the context may require (and any instance in the Loan Documents where such words already appear shall not be deemed or construed to mean that any other instance where such words do not appear were not intended to be interpreted as provided above)). Unless otherwise expressly provided for herein or in any other Loan Documents, any approval or consent required or permitted to be taken by any Lender, the Required Lenders or any Agent pursuant to this Agreement and any other Loan Documents may be exercised, made or withheld in the sole discretion of such Lender, Required Lenders or such Agent, as applicable, acting reasonably.

Section 1.4 Time Periods. In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. Periods of days referred to in this Agreement shall be counted in calendar days unless Business Days are expressly prescribed. Any period determined hereunder by reference to a month or months or year or years shall end on the day in the relevant calendar month in the relevant year, if applicable, immediately preceding the date numerically corresponding to the first day of the next such period, provided, that if such period commences on the last day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month during which such period is to end), such period shall, unless otherwise expressly required by the other provisions of this Agreement, end on the last day of the calendar month. Unless otherwise specified, all references to specific times shall mean and be a reference to such time in New York, New York.

Section 1.5 Changes in GAAP. As used herein and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in Section 1.1, and accounting terms partly defined in Section 1.1 to the extent not defined, shall have the respective meanings given to them under GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Administrative Agent (in consultation with the Required Lenders) shall so request, the Borrower and the Administrative Agent shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP, provided that until so amended, (a) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (b) the Borrower shall provide the Administrative Agent financial statements and other documents required under this Agreement or as reasonably requested herein setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

Section 1.6 Delaware Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

ARTICLE 2

THE LOAN

Section 2.1 Loan.

(a) On the terms and subject to the conditions of this Agreement, on the Closing Date the Initial Lenders agree to provide Advances to the Borrower, and the Borrower agrees to borrow and accept proceeds of such Advances, up to the Initial Loan Amount.

(b) On the terms and subject to the conditions of this Agreement and the applicable Incremental Assumption Agreement, the Incremental Lenders agree to provide Advances to the Borrower, and the Borrower agrees to borrow and accept proceeds of such Advances, up to the Incremental Amount. For the avoidance of doubt, no Initial Lender shall be required to provide additional Advances or increase its Commitment with respect to such Incremental Amount except with such Initial Lender’s prior written consent.

Section 2.2 Advances.

(a) The proceeds of the Initial Loan made on the Closing Date shall be utilized as follows: (i) first, the Facility Fee will be withheld on behalf of and paid pro rata to the Initial Lenders, and (ii) second, the remaining proceeds of such Advances shall be deposited into such Accounts as the Borrower directs.

(b) The Initial Loan shall be made by the Initial Lenders simultaneously and proportionately to their pro rata shares of the Initial Loan Commitments, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender’s obligations to make a Loan requested hereunder, nor shall the Commitment of any Lender be increased or decreased as a result of the default by any other Lender in that other Lender’s obligation to make a Loan requested hereunder, and each Lender shall be obligated to make the portion of the Loan required to be made by it by the terms of this Agreement regardless of the failure by any other Lender. Not later than 10:00 am New York City time, on the Closing Date, each Initial Lender shall make available to the Administrative Agent an amount in immediately available funds equal to the Advance to be made by such Initial Lender.

(c) On the Closing Date, the Administrative Agent shall deliver to the Borrower the aggregate of the amounts made available to the Administrative Agent by the Initial Lenders in immediately available funds, as specified in clause (a) of Section 2.1.

Section 2.3 Incremental Loan Commitments.

(a) The Borrower may, at any time or from time to time on one or more occasions after the Closing Date, by written notice to the Administrative Agent from time to time, establish Incremental Loan Commitments in an amount not to exceed the Incremental Amount available at the time such Incremental Loan Commitments are established; provided that (i) any Initial Lender may elect or decline, in its sole discretion, to provide such Incremental Loan Commitment and (ii) any Incremental Loan consisting of New Issue Incremental First-Lien Term Indebtedness shall be subject to the Initial Lenders’ right to make a definitive offer to the Borrower on such First-Lien Indebtedness as described in the last paragraph of Section 8.1. Such notice shall set forth (i) the amount of the Incremental Loan Commitments being established (which shall be in minimum increments of $2,000,000 and a minimum amount of $10,000,000, or equal to the remaining Incremental Amount or, in each case, such lesser amount approved by the Administrative Agent), (ii) the date on which such Incremental Loan Commitments are requested to become effective and (iii) whether such Incremental Loan Commitments are to be (x) commitments to make term loans with terms identical (other than principal amount and effective date) to Initial Loans or (y) commitments to make term loans with pricing, maturity, amortization, participation in mandatory prepayments and/or other terms different from the Initial Loans (subject to clause (b) below) (“Other Loans”).

(b) The Borrower and each Incremental Lender shall execute and deliver to the Administrative Agent an Incremental Assumption Agreement and such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental Loan Commitment of such Incremental Lender. Each Incremental Assumption Agreement shall specify the terms of the applicable Incremental Loans; provided that:

(A) any commitments to make additional Initial Loans shall have the same terms (other than principal amount and effective date) as the Initial Loans;

(B) the Other Loans incurred pursuant to clause (a) of this Section 2.3 shall rank pari passu or, at the option of the Borrower, junior in right of security with the Liens on the Collateral securing the Initial Loans;

(C) the final maturity date of any such Other Loans shall be no earlier than the Maturity Date;

(D) the Weighted Average Life to Maturity of any such Other Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Initial Loans;

(E) such Other Loans may participate on a pro rata basis or a less than pro rata basis (but not a greater than pro rata basis) than the Initial Loans in any mandatory prepayment hereunder;

(F) except as to pricing, amortization, maturity, participation in mandatory prepayments and ranking as to security (which, in each case, subject to the other clauses of this proviso, shall be determined by the Borrower and the Incremental Lenders in their sole discretion), the Other Loans shall have (x) substantially similar terms (and not more burdensome, taken as a whole) as the Initial Loans or (y) such other terms as shall be reasonably satisfactory to the Administrative Agent (acting on the instructions of the Required Lenders); provided that to the extent any Other Loans contain a financial maintenance covenant that is different or more restrictive than the Minimum Cash Balance covenant in Section 7.2, then the this Agreement shall be amended to include such financial maintenance covenant for the benefit of the Lenders; and

(G) (i) there shall be no obligor in respect of any Incremental Loan Commitments that is not a Loan Party and (ii) no Incremental Loan Commitments shall be secured by any assets that do not constitute Collateral.

Each party hereto hereby agrees that, upon the effectiveness of any Incremental Assumption Agreement, this Agreement and the other Loan Documents shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Loan Commitments evidenced thereby as provided for in Section 12.1(e). Any amendment to this Agreement or any other Loan Document that is necessary to effect the provisions of this Section 2.3 and any such collateral and other documentation shall be deemed “Loan Documents” hereunder and may be memorialized in writing by the Administrative Agent and the Borrower and furnished to the other parties hereto.

(c) Notwithstanding the foregoing, no Incremental Loan Commitment shall become effective under this Section 2.3 unless (i) on the date of such effectiveness the conditions set forth in clauses (o) and (p) of Section 5.1 shall be satisfied and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of the Borrower; (ii) the Borrower shall have delivered to the Administrative Agent such customary legal opinions, board resolutions, secretary’s certificates, officer’s certificates and other customary closing certificates and documentation as required by the relevant Incremental Assumption Agreement and, to the extent required by the Incremental Lenders providing such Incremental Loan Commitment, consistent with those delivered on the Closing Date and such additional customary documents and filings (including amendments or supplements to the Security Documents) as the Administrative Agent may reasonably request to assure that the Incremental Loans are secured by the Collateral ratably with (or, to the extent set forth in the applicable Incremental Assumption Agreement, junior to) the Initial Loans and (iii) any fees and expenses owing in respect of such Incremental Loan Commitments and Incremental Loans to the Administrative Agent and the Incremental Lenders hereunder or under the applicable Incremental Assumption Agreement shall have been paid; provided that, if the proceeds of any Incremental Loan are to be used to finance a Permitted Acquisition or Investment in a Person other than a Loan Party or a Subsidiary thereof pursuant to a definitive acquisition agreement, (A) at the option of the Borrower, the determination of whether clause (i) of this Section 2.3(c) is satisfied shall be made solely at the time of the execution of the definitive acquisition agreement related to such Permitted Acquisition or Investment, and (B) the availability of Incremental Loan Commitments may be subject to customary “SunGard” provisions, as agreed by the Incremental Lenders providing such Incremental Loan Commitments.

(d) The incurrence of First-Lien Indebtedness under this Section 2.3 shall not cause the Total First-Lien Secured Leverage Ratio to be greater than 3.00:1.00 on a pro-forma basis giving effect to the proposed incurrence of such First-Lien Indebtedness and any transaction occurring substantially concurrently with such incurrence.

Section 2.4 Use of Proceeds. The Loan shall be used to (a) refinance the Existing Senior Secured Indebtedness, (b) fund Permitted Acquisitions and Permitted Investments, (c) to pay fees and expenses of the Borrower, the Lenders and the Agents and (d) for general corporate purposes; provided that the proceeds of each Advance may be invested in Cash Equivalents pending regulatory approval of any Permitted Acquisition.

ARTICLE 3

REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

Section 3.1 Repayments and Prepayments; Application. The Borrower agrees that the Loan shall be repaid and prepaid pursuant to the provisions of this Article 3.

Section 3.2 Repayment of Loan; Maturity Date. On the Maturity Date the Borrower shall repay to the Lenders the aggregate Principal Amount of the Loan in full, together with the Exit Fee and all accrued and unpaid interest, fees, costs and other Obligations and amounts owed to any Agent or any Lender. Any payments made prior to the repayments on the Maturity Date as set forth in this Section 3.2 shall be made as set forth below in Section 3.3.

Section 3.3 Prepayments; Repayments.

(a) Voluntary Prepayment. The Borrower may voluntarily prepay the Loan at any time prior to the Maturity Date, in whole or in part, upon ten (10) Business Days’ notice to the Administrative Agent. Any such voluntary prepayment shall be in the amount of all outstanding Obligations with respect to such portion of the Loan to be prepaid plus the Exit Fee and the Prepayment Premium with respect to such portion of the Loan to be prepaid and shall be tendered to the Administrative Agent at a time and in such manner as determined by the Administrative Agent in its reasonable discretion. Any partial prepayment of the Loan shall be in a minimum aggregate amount equal to $10,000,000 or a higher integral multiple of $10,000,000 (or, if less, the remaining outstanding balance of the Loan to be prepaid).

(b) Mandatory Prepayments. The Borrower will promptly notify the Administrative Agent of a Mandatory Prepayment Event as required under Section 7.4(a), and the applicable prepayment will be made no sooner than ten (10) days and no later than thirty (30) days from the date such notice is given; provided that any Lender may decline its pro rata allocation of such prepayment with written notice to the Administrative Agent (which the Administrative Agent shall forward to the Borrower) which Lender shall deliver promptly (and in any event within ten (10) days) after such notice is given by the Borrower. On such prepayment date, the Borrower shall prepay the principal amount of the Loan and the applicable Prepayment Premium, together with all unpaid interest, fees (including the Exit Fee) and costs payable hereunder to (but excluding, with respect to the accrual of interest) the date of such prepayment, and all other outstanding Obligations with respect thereto, provided that:

(i) the principal amount of the Loan payable with respect to clause (a) of the definition of “Mandatory Prepayment Event” shall be the amount by which the outstanding principal amount of the Loan exceeds the Loan Amount;

(ii) with respect to clause (d) of the definition of “Mandatory Prepayment Event,” if the making of a portion of the Loan by one or more Lenders is made illegal by any applicable Governmental Authority, the Borrower shall be obligated to prepay such portion of the Loan and corresponding Obligations only to such Lenders (and not to others);

(iii) with respect to clause (g) of the definition of “Mandatory Prepayment Event,” the Borrower shall be obligated to prepay the amount of such cash proceeds (net of the amounts specified in sub-clauses (A) through (E) of clause (iv) of this Section 3.3 with respect to such Disposition) which are not used in the manners described in clauses (i) or (ii) of Section 8.3(b). Notwithstanding anything to the contrary in this clause (iii), the Parent or a Subsidiary may use a portion of such proceeds to prepay or repurchase any First-Lien Indebtedness other than First Lien Indebtedness under this Agreement subject to mandatory prepayment required under this Section 3.3(b) to the extent such prepayment or repurchase is required by the agreement(s) governing such First-Lien Indebtedness other than First-Lien Indebtedness under this Agreement (“Other First-Lien Indebtedness”), in an amount not to exceed the product of (1) the amount of such proceeds and (2) a fraction, (A) the numerator of which is the outstanding principal amount of such Other First-Lien Indebtedness and (B) the denominator of which is the outstanding aggregate principal amount of the sum of (I) all such “Other First-Lien Indebtedness plus (II) all First-Lien Indebtedness under this Agreement; and

(iv) with respect to clause (h) of the definition of “Mandatory Prepayment Event,” the Borrower shall be obligated to prepay the amount of such cash proceeds, net of (A) all fees and out-of-pocket expenses paid by the Loan Parties or any Subsidiary thereof in connection with such Disposition of assets (including attorney’s fees, accountants’ fees, investment banking fees, search and recording charges, transfer taxes, underwriting discounts and commissions, other customary expenses and brokerage, consultant, accountant and other customary fees), (B) required debt payments, mandatory prepayments and other required payments of obligations, in each case, other than under the Loan Documents, as a result of such Disposition of assets, relating to the applicable asset to the extent such debt or obligations are permitted under Section 8.1, (C) Taxes paid or payable (in the good faith determination of the Borrower) as a result of such Disposition of assets, (D) the amount of any reasonable reserve established by the Loan Parties or any Subsidiary thereof in accordance with GAAP against any adjustment to the sale price or any liabilities (including indemnification obligations) other than any taxes deducted pursuant to the foregoing clause (C) (y) relating to any of the applicable Disposed assets and (z) retained by the Loan Parties or any Subsidiary thereof (however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be cash proceeds of such Disposition of assets occurring on the date of such reduction), and (E) payments made on a ratable basis (or less than ratable basis) to holders of non-controlling interests in non-Wholly Owned Subsidiaries as a result of such Disposition of assets, provided that, in the case of this clause (iv), unless an Event of Default has occurred and is continuing, the Loan Parties or any Subsidiary thereof may use any portion of such proceeds to acquire, maintain, develop, construct, install, improve, upgrade, replace or repair assets used or useful in the Core Business or to make Permitted Acquisitions and other acquisitions or Investments expressly permitted hereunder (excluding intercompany Investments in Subsidiaries) or to reimburse the cost of any of the foregoing incurred on or after the date on which the Disposition of assets giving rise to such proceeds was contractually committed (in each case, a “Permitted Reinvestment”), in each case, within one (1) year of the receipt of such proceeds, provided that the Borrower may extend such period by an additional six (6) months in its sole discretion by written notice to the Administrative Agent; provided further that such Permitted Reinvestment, when added to the other Permitted Reinvestments made pursuant to this clause (iv) after the Closing Date, would not exceed 70% of Consolidated EBITDA for the most recent Fiscal Quarter, as shown on the Parent’s audited financial statements delivered pursuant to

Section 7.1(a) or internal financial statements delivered pursuant to Section 7.1(b), as applicable, in each case, multiplied by 4. Notwithstanding anything to the contrary in this clause (iv), Parent or a Subsidiary may use a portion of such proceeds to prepay or repurchase any Other First-Lien Indebtedness to the extent such prepayment or repurchase is required by the agreement(s) governing such Other First-Lien Indebtedness, in an amount not to exceed the product of (1) the amount of such proceeds and (2) a fraction, (A) the numerator of which is the outstanding principal amount of such Other First-Lien Indebtedness and (B) the denominator of which is the outstanding aggregate principal amount of all First-Lien Indebtedness.

In addition, the Borrower shall prepay the Loan with any insurance proceeds arising from casualty or the loss of property received by any Loan Party or any Subsidiary in excess of Five Million and 00/100 Dollars ($5,000,000) per casualty or loss of property event if such insurance proceeds are not used to make Permitted Reinvestments within one (1) year of receipt of such insurance proceeds, provided that the Borrower may extend such period by an additional six (6) months in its sole discretion by written notice to the Administrative Agent.

Notwithstanding the other provisions of this clause (b), in the case of a prepayment pursuant to clause (iii) or (iv) of this clause (b) or the immediately above paragraph, in lieu of paying the applicable Prepayment Premium, the Borrower shall pay a premium in an amount equal to the lesser of (i) 50% of the Applicable Rate multiplied by the amount of the Loan being prepaid and (ii) the applicable Prepayment Premium.

Nothing in this clause (b) shall be construed to permit or waive any Default or Event of Default arising from any event, action or other circumstance giving rise to any Mandatory Prepayment obligation that also causes the occurrence of a Default or Event of Default.

(c) Provisions Applicable to All Prepayments or Repayments. Notwithstanding anything to the contrary in this Agreement or any other Loan Document or otherwise, upon the prepayment or repayment of the Loan in whole or in part (whether such prepayment is a mandatory prepayment, or a repayment upon acceleration pursuant to Section 10.2, whether by notice or automatically (on account of a Bankruptcy Event or otherwise, in each case, following the occurrence and during the continuance of an Event of Default)), the Borrower shall pay to the Administrative Agent for the ratable benefit of the Lenders in accordance with each Lender’s Applicable Percentage of the paid or prepaid Loan all accrued but unpaid interest, fees, including the payment of any Exit Fee, any applicable Prepayment Premium (or premium in lieu of the applicable Prepayment Premium as required under Section 3.3(b)), and costs payable hereunder to (but excluding, with respect to the accrual of interest) the date of such prepayment on the amount prepaid and any and all other outstanding Obligations which may be payable hereunder and under the other Loan Documents.

Section 3.4 Interest.

(a) Subject to the provisions of Section 3.4(b) the outstanding Principal Amount of the Loan will bear interest at a rate per annum equal to the Applicable Rate, payable in cash. All accrued and unpaid interest on any Loan shall be paid for the applicable Interest Period on each Interest Payment Date, commencing with the first Interest Payment Date immediately following the Closing Date.

(b) After an Event of Default has occurred and is continuing, at the election of the Administrative Agent and the Required Lenders and upon notice to the Borrower, the entire Principal Amount of each Loan shall bear interest at a rate per annum equal to the Default Rate, accruing from the date on which such Event of Default occurred and all interest thereafter accrued on the Loan during the continuance of an Event of Default (including following the exercise of remedies pursuant to Section 10.2) shall be payable on demand.

(c) Interest shall accrue from and including the date of the Advance through payment in full of the Obligations. All interest shall be calculated by multiplying (i) the actual number of days elapsed in the Interest Period for which the calculation is being made by (ii) a daily rate based on a three hundred sixty (360) day year (that is, the Applicable Rate or the Default Rate, as then applicable, expressed as an annual rate divided by 360) by (iii) the Principal Amount; provided, however, that if any payment made under the Loan is ever rescinded, voided, or must otherwise be returned by the Lenders to the Borrower in connection with any bankruptcy, reorganization, receivership, insolvency, or otherwise, the amount returned shall bear interest from the date returned to the Borrower until the date such amount is paid to the Lenders.

Section 3.5 Application of Payments. So long as no Event of Default has occurred and is continuing, all payments, repayments and prepayments shall be applied: first, to the Agents’ and the Lenders’ charges, fees, expenses, indemnities and other obligations (other than the interest and principal) as provided in the Loan Documents; second, to accrued and unpaid interest then owing; and third, to all other Obligations, and in each case with respect to the Lenders, as applicable to each Lender, pro rata.

Section 3.6 Fees. All charges, fees, expenses, indemnities and other obligations (other than the interest and principal) owing under any of the Loan Documents shall be paid by the Loan Parties (who shall be jointly and severally liable therefor) in immediately available funds, at the times and in the amounts set forth in such Loan Documents.

Section 3.7 Evidence of Debt. The Loan made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive, absent manifest error, of the amount of the Loan made by the Lenders to the Borrower and the interest, costs and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through Administrative Agent) a Note, which shall evidence such Lender’s Loan in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Loan and payments with respect thereto which shall be conclusive, absent manifest error.

Section 3.8 Payments Generally; Administrative Agent’s Claw Back. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to (a) the Administrative Agent, for the account of the respective Lenders to which such payments are owed, at the Administrative Agent’s Office, or (b) at the direction of the Administrative Agent, directly to the respective Lenders to which such payment are owed, at the applicable Lender’s lending office, in each case, in Dollars and in immediately available funds not later than 1:00 p.m. New York City time on the date(s) specified herein. The Administrative Agent will (or will direct the Borrower to) promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s lending office. All payments received by the Administrative Agent after 1:00 p.m. New York City time shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

Section 3.9 Sharing of Payments. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any Obligation in excess of its ratable share of payments on account of similar obligations obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in such similar obligations held by them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that (a) if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (i) the amount of such Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid by the purchasing Lender in respect of the total amount so recovered and (b) the provisions of this Section 3.9 shall not be construed to apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement, or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its portion of the Loan to any assignee or participant, other than to any Loan Party or any Subsidiary thereof (as to which the provisions of this Section 3.9 shall apply). The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 3.9 may, to the fullest extent permitted by law, exercise all of its rights (including the Lender’s right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

Section 3.10 Apportionment of Payments.

(a) All payments of principal and interest in respect of the outstanding Loan, all payments of fees (other than the fees set forth in Section 3.6, the Facility Fee and the fees in any fee letter with any Agent) and all other payments in respect of any other Obligations, shall be allocated by the Administrative Agent among such of the Lenders as are entitled thereto, in proportion to their respective pro rata share of the outstanding Loan or otherwise as provided herein or, in respect of payments not made on account of the Loan, as designated by the Person making payment when the payment is made.

(b) (i)(A) After the occurrence and during the continuance of an Event of Default described in Section 10.1(a), (e) or (f), (B) after the acceleration of the Loan pursuant to Section 10.2, (C) after the exercise of enforcement remedies by the Administrative Agent (acting at the written direction of Required Lenders) pursuant to the Loan Documents or (D) otherwise upon the direction of the Required Lenders, after the occurrence and during the continuance of an Event of Default, then (ii) in each case, the Administrative Agent shall apply all payments in respect of any Obligations, including, without limitation, proceeds of the Collateral and any amounts received on account of the Obligations (whether received as a consequence of the exercise of any remedies under Section 10.2 hereof or any Loan Document or as a distribution out of any proceeding in respect of or commenced under any Insolvency Proceeding including payments in respect of “adequate protection” for the use of Collateral during such proceeding) or under any plan of reorganization or on account of any liquidation of any Loan Party or any Subsidiary thereof, subject to the provisions of this Agreement, (A) first, ratably to pay the Obligations in respect of any fees, expense reimbursements, indemnities and other amounts then due and payable to the Administrative Agent and its agents and attorneys until paid in full; (B) second, ratably to pay the Obligations in respect of any fees, expense reimbursements, indemnities, premiums (including the Prepayment Premium, if applicable) and other amounts then due and payable to the Lenders until paid in full; (C) third, ratably to pay interest then due and payable in respect of the Loan until paid in full; (D) fourth, ratably to pay principal of the Loan until paid in full; (E) fifth, to the ratable payment of all other Obligations then due and payable until all such Obligations are paid in full; and (F) sixth, to the extent of any remaining amount, to an Account or Accounts as directed by the Borrower.

(c) For purposes of Section 3.10(b), “paid in full” means payment in cash of all amounts owing under the Loan Documents (other than contingent indemnification obligations for which no claim has been asserted) according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest, fees and expenses accrued after the commencement of any Insolvency Proceeding, whether or not the same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(d) In the event of a conflict between the priority provisions of this Section 3.10 and other provisions contained in any other Loan Document, the terms and provisions of this Section 3.10 shall control and govern.

ARTICLE 4

CHANGED CIRCUMSTANCES, TAXES AND CERTAIN OTHER PROVISIONS

Section 4.1 Increased Costs.

(a) If any Change in Law shall:

(A) impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender;

(B) impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Loan made by such Lender; or

(C) subject any Lender or any Agent, as applicable, to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (d) and (e) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or such Agent of making, continuing, converting into or maintaining any Loan or of maintaining its obligation to make any such Loan or to reduce the amount of any sum received or receivable by such Lender or such Agent hereunder, whether of principal, interest or otherwise, then the Loan Parties shall pay to such Lender or such Agent such additional amount or amounts as will compensate such Lender or such Agent for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loan made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time the Loan Parties shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) A certificate of the applicable Lender or Agent setting forth the amount or amounts necessary to compensate such Lender or such Agent or its holding company as specified in paragraph (a) or (b) of this Section 4.1 shall be delivered to the Borrower and shall be conclusive absent manifest error. The Loan Parties shall pay such Agent or such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

Failure or delay on the part of any Agent or any Lender to demand compensation pursuant to this Section 4.1 shall not constitute a waiver of such Agent’s or such Lender’s right to demand such compensation.

Section 4.2 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any of the Obligations hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, provided that if a Loan Party or any Subsidiary thereof shall be required by applicable Law to deduct or withhold, or a Lender or an Agent, as applicable, shall be required to remit, any Taxes from such payments, then (i) such Loan Parties or such Subsidiary shall make any such deductions or withholdings and (ii) such Loan Parties or such Subsidiary shall timely pay the full amount deducted or withheld to the relevant and applicable Governmental Authority in accordance with applicable Law and (iii) if such Taxes are Indemnified Taxes, the sum payable shall be increased as necessary so that after making all required deductions, withholdings or remittances (including deductions, withholdings or remittances applicable to additional sums payable under this Section 4.2), such Lender or such Agent receives an amount equal to the sum it would have received had no such deductions, withholdings or remittances been made.

(b) Payment of Other Taxes. Without limiting or duplicating the provisions of Section 4.2(a), the Loan Parties or any Subsidiary thereof shall timely pay (or, at the option of the Administrative Agent, timely reimburse it for the payment of) any Other Taxes to the relevant and applicable Governmental Authority in accordance with applicable Law.

(c) Indemnification by the Loan Parties. The Loan Parties shall indemnify each Agent and each Lender within five (5) days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.2) paid by such Agent or such Lender, as the case may be, and any penalties, interest and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant and applicable Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or by an Agent on its own behalf, as applicable, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Taxes (imposed with respect to this Agreement or any other Loan Document) by a Loan Party to an applicable Governmental Authority, the Borrower shall deliver to the applicable Lender or Agent, as the case may be, the original or a certified copy of a receipt issued by such applicable Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment satisfactory to such Lenders or such Agent, as applicable.

(e) Status of Lenders. (i) Any Lender that is entitled to an exemption from, or reduction in the rate of, withholding tax under the Law of the jurisdiction in which any Loan Party or any Subsidiary thereof is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower, at the time or times prescribed by applicable Law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. Such delivery shall be required on the Closing Date (or, in the case of an assignee, on the date of assignment) and on or before the date such documentation expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent documentation so delivered or as may reasonably be requested by the Borrower. In addition, any Lender, if requested by the Borrower, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not such Lender is subject to backup withholding requirements.

(ii) Without limiting the generality of the foregoing, in the event that any Loan Party or any Subsidiary thereof is resident for tax purposes in the United States, any Lender that is entitled to an exemption from, or reduction in the rate of, United States withholding tax shall deliver to the Borrower (in such number of copies as shall be reasonably requested by the Borrower) on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower), whichever of the following is applicable:

(A) duly completed copies of IRS Form W-8BEN or W-8BEN-E claiming eligibility for benefits of an income tax treaty to which the United States is a party;

(B) duly completed copies of IRS Form W-8ECI;

(C) duly completed copies of IRS Form W-8IMY;

(D) in the case of a Lender that is entitled to claim the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate to the effect that such Lender is not (A) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” related to the Borrower, as described in section 881(c)(3)(C) of the Code and (y) duly completed copies of IRS Form W-8BEN or W-8BEN-E; or

(E) any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrower to determine the withholding or deduction required to be made.

(iii) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this paragraph, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iv) Without limiting the generality of the foregoing, in the event that any Loan Party or any Subsidiary thereof is resident for tax purposes in Canada, any Lender that is entitled to an exemption from, or reduction in the rate of, Canadian withholding tax shall, to the extent it is legally entitled to do so, if reasonably requested by the Borrower, deliver to the Borrower (in such number of copies as shall be reasonably requested by the Borrower) executed copies of Canada Revenue Agency Form NR301, NR302 or NR303, as applicable, together with such supplementary documentation as may be prescribed by applicable Law, certifying such Lender’s eligibility to receive a reduced rate of withholding tax or exemption provided by any tax treaty between Canada and another jurisdiction in respect of payments made to it under any Loan Document.

(v) Notwithstanding the foregoing, no Lender shall be required to provide any documentation pursuant to this Section 4.2(e) that it is not legally permitted to provide.

(f) Treatment of Certain Refunds. If any Lender or any Agent determines, in its sole discretion, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section 4.2, it shall pay to the applicable Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 4.2 with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses of such Lender or such Agent, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Parties, upon the request of such Lender or such Agent, as applicable, agree to repay the amount paid over to such Loan Party (plus any penalties, interest or other charges imposed by the relevant and applicable Governmental Authority) to such Lender or such Agent, as applicable, in the event such Lender or such Agent is required to repay such refund to such applicable Governmental Authority. This Section 4.2(f) shall not be construed to require any Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other Person.

(g) Mitigation Obligations; Designation of a Different Lending Office. If the Loan Parties are required to pay any additional amount to any Agent or any Lender that is a bank or any Governmental Authority for the account of any Agent or any Lender that is a bank pursuant to this Section 4.2, then such Agent or such Lender, as applicable, shall use reasonable efforts to designate a different lending office for funding or booking its Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Agent or such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to this Section 4.2 in the future, and (ii) would not subject such Agent or such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Agent or such Lender. The Loan Parties hereby agree to pay all costs and expenses incurred by such Agent or such Lender in connection with any such designation or assignment.

ARTICLE 5

CONDITIONS PRECEDENT TO CLOSING AND FUNDING

Section 5.1 Conditions to Closing Date under this Agreement. The occurrence of the Closing Date is subject to the satisfaction or waiver by the Administrative Agent and each Initial Lender of each of the conditions precedent set forth below:

(a) Loan Documents. The Loan Documents shall have been duly authorized, executed and delivered by each of the parties thereto and shall be in full force and effect, and each Agent shall have received copies of the fully executed originals of each Loan Document, including without limitation any amendments thereto, along with a completed Perfection Certificate satisfactory in form and substance to the Administrative Agent and the Initial Lenders.

(b) Certificates. The Administrative Agent shall have received certificate(s), addressed to the Administrative Agent and each Initial Lender, dated as of the Closing Date, from each Loan Party as to the following, and such certificate(s) shall be accurate in all respects:

(A) the certification of the resolutions, in full force and effect, authorizing, to the extent relevant, the execution, delivery and performance of this Agreement and each other Loan Document to be executed by it and the performance of its obligations contemplated hereby and thereby;

(B) the incumbency and signatures of those Responsible Officers who have signed or will sign each Loan Document to which any Loan Party is or will be a party, or who is, until replaced by another such Responsible Officer duly authorized for such purpose, authorized to act with respect to each Loan Document;

(C) the Governing Documents for each Loan Party;

(D) a recent certificate of good standing or equivalent for each Loan Party from the applicable office of such Loan Party’s jurisdiction of organization;

(E) certification that (i) each of the conditions precedent to the Closing Date has been satisfied in form and substance acceptable to, or waived by, the Administrative Agent and (ii) the representations and warranties contained in this Agreement and each of the other Loan Documents are true and correct in all material respects (or if made as of a specific date, such representations and warranties were true and correct in all material respects as of such date), except to the extent qualified by materiality, “Material Adverse Effect” or like qualification, in which case such representations and warranties are (or were) true and correct in all respects;

(F) certification that each Loan Party immediately before and after giving effect to the transactions contemplated by this Agreement and the other Loan Documents is, and will be, Solvent;

such certificate(s) to be executed by a Responsible Officer and addressed to the Administrative Agent and each Initial Lender and accompanied by copies of all documents referred to in clauses (A) through (F) immediately above, in each case as then in effect, certified to be true, complete and correct and, that each such document has not been amended, supplemented or modified (other than in connection with any amendment, supplement or modification so delivered) and is in full force and effect.

(c) Reserved.

(d) Reserved.

(e) Litigation. To the knowledge of the Borrower, no pending or threatened (in writing) litigation or proceeding against the Loan Parties exists that could reasonably be expected to have a Material Adverse Effect on any Loan Party.

(f) Illegality, Etc. There shall be no preliminary or permanent injunction or temporary restraining order or other order issued by a Governmental Authority or other legal restraint or prohibition (other than the Controlled Substances Act) enjoining or preventing, in whole or in part, the making of the Loan or the transactions contemplated by the Loan Documents, or which, in the judgment of the Administrative Agent, would make it illegal for any Agent or any Initial Lender to perform its obligations under the Loan Documents.

(g) Collateral Searches. The Administrative Agent shall have received the results of searches for any effective UCC or PPSA financing statements, tax Liens, judgment Liens or Liens against Intellectual Property filed against any Loan Party or its property, which results shall not show any such Liens (other than Permitted Liens acceptable to the Agents and the Initial Lenders).

(h) Collateral Creation and Perfection Matters. The deliveries, filings, recordings and other actions necessary, in the reasonable opinion of the Collateral Agent, in order to establish and to perfect the security interests in the Collateral to be granted to the Collateral Agent for the benefit of the Secured Parties have been made or taken or shall be made concurrently.

(i) No Material Adverse Effect. There has not been a Material Adverse Effect since December 31, 2020.

(j) Additional Documents. The Administrative Agent shall have received such other documents from the Borrower and each other Loan Party as it may reasonably request at least one (1) Business Day prior to the Closing Date.

(k) Control Agreements. Prior to the Closing Date, the Borrower shall have made commercially reasonable efforts to deliver to the Collateral Agent Control Agreements covering the Accounts that are subject to Control Agreements securing the Existing Senior Secured Indebtedness in form and substance approved by the Collateral Agent.

(l) Reserved.

(m) Opinion of Counsel. Each Agent and each Initial Lender shall have received legal opinions from the Borrower’s counsel in form and substance reasonably acceptable to the Administrative Agent.

(n) Fee Letter. Each Agent shall have received a fully-executed fee letter in form and substance acceptable to each Agent.

(o) Financial Statements. The Administrative Agent shall have received: (i) unaudited consolidated financial statements of the Parent and its Subsidiaries for the Fiscal Quarter ended June 30, 2021, and (ii) audited consolidated financial statements of the Parent and its Subsidiaries for the Fiscal Years ended December 31, 2020, December 31, 2019, and December 31, 2018.

(p) Event of Default. There exists no Default or Event of Default that has occurred and is continuing, nor would a Default or Event of Default result from such Advance.

(q) Representations and Warranties. Each of the representations and warranties made by the Loan Parties contained in the Loan Documents is (x) with respect to any representations or warranties that contain a materiality qualifier, true and correct in all respects as of the Closing Date, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all respects on and as of such earlier date and (y) with respect to any representations or warranties that do not contain a materiality qualifier, true and correct in all material respects as of the Closing Date, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date.

(r) Payment of Fees and Expenses. All charges, fees, expenses, indemnities and other obligations (other than the interest and principal) due to be paid under the Loan Documents on the Closing Date and invoiced in writing to the Borrower at least one (1) Business Day prior to the Closing Date have been paid (or will be paid with Loan Proceeds on the Closing Date).

(s) Initial Lender Commitments. The Administrative Agent shall have received proceeds of the Initial Loan Commitments of the Initial Lenders for such Advance (it being understood that this condition is for the sole benefit of the Administrative Agent and may not be relied upon by any Initial Lender as a condition to such Initial Lender’s obligation to fund its pro rata share of the Advance).

(t) Initial Lender Administrative Questionnaires. The Administrative Agent shall have received an Administrative Questionnaire from each Initial Lender having an Initial Loan Commitment as of the Closing Date which has not previously provided an Administrative Questionnaire.

(u) Insurance. The Administrative Agent shall have received copies of certificates of insurance evidencing the existence of all insurance required to be maintained by each of the Loan Parties under the Loan Documents, including such insurance required under Section 7.7(a).

(v) Use of Proceeds. The Loan is reasonably expected to be utilized in accordance with Section 2.4 following the funding of the Loan.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

In order to induce the Agents and the Initial Lenders to enter into this Agreement, the Borrower, on behalf of each Loan Party, represents and warrants to the Initial Lenders, for itself and each of Loan Parties’ Subsidiaries, as of the Closing Date, and each other date on which any of the representations and warranties set forth in this Article 6 are reasserted:

Section 6.1 Existence, Qualification and Power; Compliance with Laws. Each Loan Party (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own its assets and carry on its business, and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership of assets or the conduct of its business requires such qualification or license, unless the failure to be so qualified or licensed in such foreign jurisdiction would not reasonably be expected to result in a Material Adverse Effect; provided that this Section 6.1 shall not be deemed to expand, limit or otherwise modify the representations set forth in Section 6.25 in respect of Cannabis Licenses.

Section 6.2 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Loan Party Governing Documents, (b) conflict with or result in any material breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation of such Loan Party or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its assets is subject, or (c) violate any applicable Law (excluding the Controlled Substances Act).

Section 6.3 Governmental Authorization; Other Consents. Other than as required in the ordinary course of business and in connection with the filing or recording of the Security Documents, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against any Loan Party of any Loan Document to which it is a party.

Section 6.4 Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

Section 6.5 Litigation. There are no actions, inquiries, suits, proceedings, claims or disputes pending or, to the knowledge of the Loan Parties, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any Subsidiary thereof or against any of its properties or revenues that (a) purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or, (b) purport to affect or pertain to the Core Business in each case in a manner that could reasonably be expected to have a Material Adverse Effect.

Section 6.6 No Default. No Loan Party or any Subsidiary thereof is in default under or with respect to any Contractual Obligation that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

Section 6.7 Indebtedness. No Loan Party has any outstanding Indebtedness, other than Permitted Indebtedness.

Section 6.8 Insurance. The Loan Parties and each Subsidiary thereof maintain insurance in compliance with Section 7.7.

Section 6.9 Taxes.

(a) Each Loan Party and each Subsidiary thereof has filed all Federal, state, provincial and other tax returns and reports required to be filed, and have paid all Federal, state, provincial and other taxes, assessments, fees and other governmental charges levied or imposed upon it or its properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. No Loan Party or any Subsidiary thereof is party to any tax sharing agreement, other than the Tax Receivable Agreement.

(b) There is no proposed tax assessment against the Loan Parties or any Subsidiary thereof.

Section 6.10 ERISA Compliance. No Loan Party or any Subsidiary thereof is obligated to contribute to, and is not itself an “employee benefit plan,” as defined in Section 3(3) of ERISA, which “employee benefit plan” is subject to Title I of ERISA or Section 4975 of the Code, and none of the assets of such Loan Party or such Subsidiary constitute or will constitute “plan assets” of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101. In addition, (a) no Loan Party or any Subsidiary thereof is a “governmental plan” within the meaning of Section 3(32) of ERISA and (b) transactions by or with a Loan Party or any Subsidiary thereof are not subject to any state or other statute, regulation or other restriction regulating investments of, or fiduciary obligations with respect to, governmental plans within the meaning of Section 3(32) of ERISA which is similar to the provisions of Section 406 of ERISA or Section 4975 of the Code and which prohibit or otherwise restrict the transactions contemplated by this Agreement or any other Loan Document.

Section 6.11 Margin Regulations; Investment Company Act; Public Utility Holding Company Act.

(a) None of the Loan Proceeds will be used in violation of Regulations U or X of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 221 and 207) (the “Margin Regulations”), for the purpose of purchasing or carrying any “margin stock” as defined in the Margin Regulations or reducing or retiring any Indebtedness which was originally incurred to purchase or carry margin stock or for any other purpose which might make this transaction a “purpose credit” within the meaning of the Margin Regulations. Neither any of the Loan Parties, nor any of their Subsidiaries nor any Person acting on behalf of such Loan Parties or such Subsidiaries has taken or will take any action which might cause any Loan Document to violate the Margin Regulations or any other regulations of the Board of Governors of the Federal Reserve System or to violate Section 7 of the Securities Exchange Act of 1934, or any rule or regulation promulgated thereunder, in each case as now in effect or as the same may hereafter be in effect.

(b) None of the Loan Parties or any Subsidiary thereof is (i) an “investment company” or an “affiliated person” or “promoter” of, or “principal underwriter” of or for, an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended, or (ii) other than the Controlled Substances Act, subject to regulation under any requirement of Law that limits in any respect its ability to incur Indebtedness or which may otherwise render all or a portion of the Obligations unenforceable.

(c) No Loan Party or any Subsidiary thereof is subject to regulation under the Public Utility Holding Company Act of 2005, the Federal Power Act, the Interstate Commerce Act (as any of the preceding have been amended), or any other Law which regulates the incurring by the Borrower of Indebtedness, including laws relating to common or contract carriers or the sale of electricity, gas, steam, water or other public utility services.

Section 6.12 Disclosure. No financial statement delivered to the Administrative Agent pursuant to Section 7.1(a) or (b) (in each case, as modified or supplemented by other information so furnished, and in the case of financial statements delivered to the Administrative Agent pursuant to Section 7.1(b), subject to the absence of footnote disclosure and normal year-end audit adjustments) contains any material misstatement of fact or, when taken as a whole, omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect.

Section 6.13 Reserved.

Section 6.14 Material Agreements; No Defaults; Customers and Suppliers.

(a) As of the Closing Date, no Loan Party or any Subsidiary thereof is party to any contracts, instruments or other agreements under which such Loan Party or such Subsidiary has a potential outstanding liability in excess of [Redacted – Commercially Sensitive Information] (collectively, together with similar agreements entered into after the Closing Date, the “Material Agreements”) other than the Loan Documents or such Material Agreements set forth on Schedule 6.14 (with respect to any Loan Party or any Subsidiary thereof).

(b) No Loan Party or any of its Subsidiaries is a party to any Material Agreement or subject to any restriction or limitation in any Governing Document or any judgment, order, regulation, ruling or other requirement of a court or other Governmental Authority, which (either individually or in the aggregate) has, or in the future could reasonably be expected (either individually or in the aggregate) to have, a Material Adverse Effect.

(c) Each such Material Agreement (i) is in full force and effect and is binding upon and enforceable against each Loan Party or its Subsidiaries that is a party thereto and, to the best knowledge of such Loan Party, all other parties thereto in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and by general equitable principles and (ii) is not in default due to the action or inaction of any Loan Party or its Subsidiaries or, to the best knowledge of any Loan Party, any other party thereto unless the failure of such Material Agreement to be in full force and effect or being subject to such default, individually or in the aggregate for all Material Agreements not in full force or effect or subject to such default, could not reasonably be expected to have a Material Adverse Effect.

(d) No event has occurred which, immediately or upon the expiration of applicable cure or grace periods, would constitute a default under any Material Agreement unless the failure of such Material Agreement to be in full force and effect or being subject to such default, individually or in the aggregate for all Material Agreements not in full force or effect or subject to such default, could not reasonably be expected to have a Material Adverse Effect.

(e) Except as could not reasonably be expected to have a Material Adverse Effect, there exists no actual or threatened termination, cancellation or limitation of, or modification to or change in, the business relationship between (i) any Loan Party or its Subsidiaries, on the one hand, and any customer or any group thereof, on the other hand, whose agreements with any Loan Party or its Subsidiaries are individually or in the aggregate material to the business or operations of such Loan Party or Subsidiary, or (ii) any Loan Party or its Subsidiaries, on the one hand, and any supplier or any group thereof, on the other hand, whose agreements with any Loan Party or Subsidiaries are individually or in the aggregate material to the business or operations of such Loan Party or Subsidiary.

Section 6.15 Oral Agreements; Matters Not of Record. No Loan Party is a party to any oral agreement or matters that are not of record that are or would otherwise be Liens on any of the Collateral (other than Permitted Liens).

Section 6.16 Creation, Perfection and Priority of Liens. The execution and delivery of the Security Documents by each Loan Party to which it is a party to, together with the filing of any UCC or PPSA financing statements delivered to the Administrative Agent, are effective to create in favor of the Collateral Agent for the benefit of the Secured Parties, as security for the Obligations, a valid and perfected first priority Lien (subject to Permitted Liens) on all of the Collateral then in existence that may be perfected by filing or recording, and all filings and other actions required pursuant to the Loan Documents to perfect such Lien will have been duly taken on or prior to (or to the extent permitted by the Loan Documents, following) the Closing Date with respect to the Loan Parties as of the Closing Date.

Section 6.17 Subsidiaries; Equity Interests. As of the Closing Date, none of the Loan Parties has any direct or indirect Subsidiaries other than the Subsidiaries listed on Schedule 6.17(A). Schedule 6.17(A) identifies, as of the Closing Date: (a) the direct and indirect ownership interest of each of the Loan Parties in each Subsidiary; (b) each Material Subsidiary and (c) each Subsidiaries’ exact legal name, jurisdiction of organization. All outstanding Equity Interests of the Loan Parties and each Subsidiary thereof are duly authorized, validly issued, fully paid and (to the extent applicable) non-assessable. Except as set forth on Schedule 6.17(B), on the Closing Date, there are no outstanding subscriptions, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (firm or conditional) obligating a Loan Party to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Equity Interests of a Loan Party or obligating a Loan Party to grant, extend or enter into any such agreement or commitment. All Equity Interests of the Loan Parties have been offered and sold in material compliance with all federal and state securities laws and all other applicable Law. None of the Equity Interests of the Loan Parties are subject to any Lien except those in favor of the Collateral Agent and Permitted Liens.

Section 6.18 No Agreements to Merge. No Loan Party or any Subsidiary thereof has as any legal obligation, absolute or contingent, to any Person to effect any merger, consolidation, division or other reorganization or to enter into any agreement with respect thereto, except to the extent permitted under Section 8.4 or Section 8.5.

Section 6.19 Labor Matters. There are no disputes presently subject to grievance procedure, arbitration or litigation under any of the collective bargaining agreements, employment contracts or employee welfare or incentive plans to which any Loan Party or any Subsidiary thereof is a party, which could reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 6.19, as of the Closing Date, no Loan Party or any Subsidiary thereof is a party to or bound by any collective bargaining agreement or other contract with a labor union or labor organization and there are no strikes, lockouts, work stoppages or slowdowns, or jurisdictional disputes or organizing activities occurring or threatened. No Loan Party or any of its Subsidiaries or ERISA Affiliates has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or similar state law, which remains unpaid or unsatisfied. The hours worked and payments made to employees of any Loan Party or its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable legal requirements, except to the extent such violations could not, individually or in the aggregate, reasonably be expected to be material. All payments due from any Loan Party or its Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of such Loan Party or Subsidiary, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to be material.

Section 6.20 Brokerage Commissions. No Person is entitled to receive any broker’s commissions in connection the transactions contemplated by this Agreement.

Section 6.21 Agreements with Affiliates. No Loan Party is a party to any Contractual Obligations with any of their Affiliates or any of their Related Parties except as permitted under Section 8.6.

Section 6.22 Anti-Money Laundering and Anti-Terrorism Laws.

(a) None of the Loan Parties, any of their respective Subsidiaries or Affiliates, their respective directors, officers or employees nor to the knowledge of the Borrower, their respective agents, has violated or is in violation of any of the Anti-Money Laundering and Anti-Terrorism Laws in any material respect or has engaged in or conspired to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the Anti-Money Laundering and Anti-Terrorism Laws.

(b) None of the Loan Parties, nor any Subsidiary of any of the Loan Parties or their Affiliates, nor any officer, director, employees or principal shareholder or owner of any of the Loan Parties or any of their Subsidiaries, nor any of the Loan Parties’ or any of their Subsidiaries’ respective agents acting or benefiting in any capacity in connection with the Loan or other transactions hereunder, is a Blocked Person.

(c) None of the Loan Parties, nor any Subsidiary or Affiliate of any of the Loan Parties, nor any of their respective agents acting in any capacity in connection with the Loan or other transactions hereunder, (i) conducts any business with or for the benefit of any Blocked Person or engages in making or receiving any contribution of funds, goods or services to, from or for the benefit of any Blocked Person, or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to any Sanctions Programs.

(d) The Borrower will not request any Loan hereunder, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan hereunder (i) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Blocked Person, or in any Sanctioned Country, or (ii) in any manner that would result in the violation of Anti-Money Laundering and Anti-Terrorism Laws applicable to the Borrower, any of its Subsidiaries, either Agent or any Initial Lender.

(e) The Loan Parties have adopted, implemented and maintain policies and procedures that are reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Terrorism Laws by the Loan Parties, their respective Subsidiaries and their respective directors, officers, employees and agents.

Section 6.23 Anti-Bribery and Anti-Corruption Laws.

(a) The Loan Parties, their respective Subsidiaries and Affiliates, their respective directors, officers and employees and to the knowledge of the Borrower, their respective agents, are in compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) and the anti-bribery and anti-corruption laws, rules and regulations of any jurisdictions applicable to the Loan Parties or their Subsidiaries (collectively, the “Anti-Corruption Laws”).

(b) None of the Loan Parties nor any of their Subsidiaries or Affiliates has at any time:

(i) offered, promised, paid, given, or authorized the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any employee, official, or other person acting on behalf of any foreign (i.e., non-U.S.) Governmental Authority, or of any public international organization, or any foreign political party or official thereof, or candidate for foreign political office (collectively, “Foreign Official”), for the purpose of: (A) improperly influencing any act or decision of such Foreign Official in his, her, or its official capacity; or

(ii) inducing such Foreign Official to do, or omit to do, an act in violation of the lawful duty of such Foreign Official, or (C) securing any improper advantage, in order to obtain or retain business for, or with, or to direct business to, any Person; or

acted or attempted to act in any manner which would subject any of the Loan Parties to liability under any Anti-Corruption Law.

(c) The Borrower has not received notice that there are or have been any allegations, investigations or inquiries with regard to a potential violation of any Anti-Corruption Law by any of the Loan Parties or any of their respective current or former directors, officers, employees, stockholders or agents, or other persons acting on their behalf.

(d) The Loan Parties have adopted, implemented and maintain anti-bribery and anti-corruption policies and procedures that are reasonably designed to ensure compliance with the Anti-Corruption Laws by the Loan Parties, their respective Subsidiaries and their respective directors, officers, employees and agents.

(e) The Borrower will not request any Loan hereunder, and the Borrower shall not use, and shall ensure that any Subsidiary of Parent, their Affiliates and their respective directors, officers, employees and agents shall not use, the proceeds of any Loan hereunder in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws.

Section 6.24 Financial Statements, Documents, Projections, Solvency and Other Information.

(a) Each delivery by a Loan Party to any Agent or any Initial Lender of any schedules (including the schedules attached to this Agreement), or financial statements whether before, on or after the Closing Date shall be a representation and warranty that such schedules, financial statements and other reports are true, correct and complete (in accordance with GAAP if applicable) in all material respects, that there are no omissions therefrom that would result in such financial statements and other reports being incomplete, incorrect or misleading in any material respect as of the date thereof, and that such financial statements accurately present in all material respects the financial condition and results of operations of the Loan Parties as at the dates thereof and for the periods covered thereby.

(b) All material indebtedness and other liabilities (including, without limitation, Indebtedness, liabilities for taxes, long-term leases and other unusual forward or long-term commitments), direct or contingent, of the Parent and its Subsidiaries are set forth in the financial statements that have been delivered to the Administrative Agent and the Initial Lenders by the Borrower.

(c) Since December 31, 2020, no event or development has occurred that (either individually or in the aggregate) has had or could reasonably be expected to have a Material Adverse Effect.

(d) The Parent’s projected consolidated statements of income and cash flows and balance sheets after giving effect to the making of the Loan and the application of the proceeds thereof and the other transactions contemplated hereby to occur on the Closing Date, for Parent’s fiscal year ending December 31, 2021, have been prepared in good faith based upon assumptions believed by the Parent to be reasonable as of the time prepared, it being understood that (i) the projections are only forecasts and no warranty is made as to their accuracy and (ii) actual results of operations may materially differ.

(e) After giving effect to the transactions contemplated by this Agreement and before and after giving effect to each Loan, each Loan Party is, and the Loan Parties and its Subsidiaries on a consolidated basis are, Solvent. No transfer of property is being made by any Loan Party or any Subsidiary and no obligation is being incurred by any Loan Party or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party or any of its Subsidiaries.

Section 6.25 Cannabis Licenses and Core Business. Each Loan Party and all of their respective Subsidiaries have, where necessary for the operation of the Core Business in compliance with applicable Law (excluding the Controlled Substances Act), obtained all required permits, licenses, registrations, qualifications or approvals, including the Cannabis Licenses, in all jurisdictions in which it conducts or proposes to conduct its Core Business for such operations unless the failure to obtain such permit, lease, regulation, qualification, approval or Cannabis License could not (a) cause such Loan Party or Subsidiary not to be in compliance with applicable U.S. State Cannabis Law in all material respects or (b) reasonably be expected to have a Material Adverse Effect. Each Cannabis License or other such permit, license, registration, qualification or approval is valid and fully-effective, except as could not (a) cause such Loan Party or Subsidiary not to be in compliance with applicable U.S. State Cannabis Law in all material respects or (b) reasonably be expected to have a Material Adverse Effect. Each Loan Party and each Subsidiary thereof has taken all actions necessary for the validity and effectiveness for each Cannabis License or other such permit, license registration, qualification or approval and does not anticipate any variations or difficulties in renewing such licenses, permits, registrations, or qualifications, or any other required license, permit, registration, or qualification, except in each case as could not (a) cause such Loan Party or Subsidiary not to be in compliance with applicable U.S. State Cannabis Law in all material respects or (b) reasonably be expected to have a Material Adverse Effect. No Loan Party or any of their respective Subsidiaries are engaged in any business other than the Core Business and business activities incidental or related thereto. With respect to the Cannabis Licenses listed on Schedule 1.1, as of the Closing Date the grant of a security interest (i) in each such Cannabis Licenses or (ii) in the Equity Interests of any Person that owns or holds each such Cannabis Licenses, in each case, pursuant to the Security Documents (without giving effect to clauses (iii), (vii) and (xi) of the definition of Excluded Property as set forth in the Pledge and Security Agreement) does not violate or require any consent under the terms of each such Cannabis Licenses or applicable state Law under which each such Cannabis License has been issued in any material respect. It is understood that, to the extent this representation is made after the Closing Date, a failure by a Loan Party or Subsidiary to maintain in good standing and keep effective all Cannabis Licenses at the time of such representation shall be deemed not to be a breach of this representation insofar as the Loan Parties and their Subsidiaries are in compliance with Section 7.16.

Section 6.26 Compliance with Laws, Etc. Except with respect to the Controlled Substances Act, but subject to Section 6.25, the Borrower and each Subsidiary of the Parent are: (i) in material compliance with the requirements of all applicable Laws, rules, regulations and orders of any Governmental Authority, and (ii) with regard to the conduct of the Core Business, is in material compliance with all licensing, legislation, regulations, by-laws or other lawful requirements of any Governmental Authority in each jurisdiction where it carries on its business.

Section 6.27 Environmental Matters. With respect to each Loan Party and its Subsidiaries, (a) the business, operations, assets and property of such Loan Party and its Subsidiaries are in compliance with all Environmental Laws except as could not reasonably be expected (either individually or in the aggregate) to result in material Environmental Liabilities and Costs to a Loan Party or its Subsidiaries; (b) there has been no Release by a Loan Party, its Subsidiaries or their respective Agents or contractors or, to the knowledge of each Loan Party, any other Person at any of the properties owned or operated, or, to the knowledge of each Loan Party, formerly owned and operated, by any Loan Party or its Subsidiaries or a predecessor in interest, or, to the knowledge of each Loan Party, at any disposal or treatment facility which received Hazardous Materials generated by any Loan Party, its Subsidiaries or any predecessor in interest in either case except as would not reasonably be expected (either individually or in the aggregate) to result in material Environmental Liabilities and Costs to a Loan Party or its Subsidiaries; (c) no Environmental Action that is pending or unresolved has been asserted against any Loan Party or any of its Subsidiaries or any predecessor in interest nor does any Loan Party have knowledge or notice of any threatened or pending Environmental Action against any Loan Party or any of its Subsidiaries or any predecessor in interest; (d) to the knowledge of each Loan Party, no Environmental Actions have been asserted against any facilities that may have received Hazardous Materials generated by any Loan Party or its Subsidiaries or any predecessor in interest in either case except as would not reasonably be expected

(either individually or in the aggregate) to result in material Environmental Liabilities and Costs; (e) no property now owned, or to the knowledge of each Loan Party, now leased or formerly owned or leased by a Loan Party or any of its Subsidiaries has been used for the generation, treatment, storage, transportation, handling or disposal site for any Hazardous Material in a manner which violates the Environmental Laws in any material respect or has resulted in or would reasonably be expected to result in a material Environmental Action, material Environmental Liabilities and Costs, or a material obligation to conduct a Remedial Action, in each case, asserted against a Loan Party or its Subsidiary; (f) no Loan Party or any of its Subsidiaries has failed to report to the proper Governmental Authority any Release which is required to be so reported by any Environmental Laws except as would not reasonably be expected (either individually or in the aggregate) to result in material Environmental Liabilities and Costs; (g) each Loan Party and its Subsidiaries holds all Environmental Permits in connection with the operation of the business carried on by it, except for such Environmental Permits as to which a Loan Party’s failure to maintain or comply with would not reasonably be expected (either individually or in the aggregate) to result in material Environmental Liabilities and Costs; (h) no Loan Party nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that (i) any work, repairs, construction or capital expenditures are required to be made in respect as a condition of continued compliance with any Environmental Laws, or any Environmental Permit or (ii) any Environmental Permit referred to above is about to be reviewed, made subject to limitations or conditions, revoked, withdrawn or terminated, in each case, except as would not reasonably (either individually or in the aggregate) be expected to result in material Environmental Liabilities and Costs, (i) there are no Environmental Liens asserted against any property owned or, to the knowledge of such Loan Party, operated by any Loan Party or any Subsidiaries, and (j) to the knowledge of any Loan Party, there are no facts or circumstances that would reasonably be expected to result in Environmental Liabilities and Cost or require a material capital expenditure to comply with Environmental Laws.

Section 6.28 Title to Properties. As of the Closing Date, all real property interests owned or leased by any Loan Party or any of its Subsidiaries is set forth on Schedule 6.28. Each Loan Party and its Subsidiaries have (i) good, sufficient and legal title to (in the case of fee interests) the real property owned by it, (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property) real property leased by it or (iii) good title to all of their respective material personal property. Except as permitted by Section 8.2, all such properties are free and clear of Liens.

Section 6.29 Intellectual Property. Each Loan Party and its Subsidiaries owns or licenses or otherwise has the right to use all Intellectual Property rights that are material to the operation of its business, except where the failure to own, license or use Intellectual Property could not reasonably be expected to have a Material Adverse Effect. To the knowledge of each Loan Party, the use of such Intellectual Property does not infringe upon, dilute, misappropriate or conflict with the rights of any other Person with respect thereto, except where such infringement, dilution, misappropriation or conflict could not reasonably be expected to have a Material Adverse Effect. Set forth on Schedule V to the Pledge and Security Agreement and the Canadian Security Agreement is a complete and accurate list, as of the Closing Date and as of each date that such schedule is required to be updated pursuant to the Pledge and Security Agreement and the Canadian Security Agreement, of each item of Registered Intellectual Property owned by each Loan Party and its Subsidiaries. No claim or litigation regarding any U.S. federally registered Trademark is pending or threatened in writing, which could reasonably be expected to have a Material Adverse Effect. To the knowledge of each Loan Party, no Patent, invention, device, application, principle or any statute, law, rule, regulation, standard or code pertaining to Intellectual Property (other than the Controlled Substances Act or the Lanham Act (to the extent that the use of any Trademark of a Loan Party or any of its Subsidiaries is found to not be a “lawful” use of such Trademark in commerce within the meaning of 15 U.S.C. §§ 1051, 1127; 37 C.F.R. § 2.69 (Use of a mark in commerce must be lawful use to be the basis for federal registration of the mark)) is pending or proposed, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 6.30 No Proposed Legislation. The Loan Party is not aware of any legislation (other than the Controlled Substances Act), or proposed legislation published by a legislative body, which could reasonably be expected to have a Material Adverse Effect.

ARTICLE 7

AFFIRMATIVE COVENANTS

Commencing on the Closing Date, and so long thereafter as any Loan or other Obligation (other than contingent indemnification obligations for which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, the Borrower agrees, for itself and on behalf of each Loan Party, that it shall, and shall cause each Subsidiary, as applicable below, to:

Section 7.1 Financial Statements and Other Reports. Provide to the Administrative Agent the following financial information and statements in form reasonably acceptable to the Administrative Agent:

(a) Annual Reports. As soon as available, but not later than one hundred and twenty (120) days after the end of each Fiscal Year commencing with the Fiscal Year ending December 31, 2021, provide to the Administrative Agent the audited consolidated balance sheets of the Parent as at the end of, and the related consolidated statements of income, retained earnings and cash flows for, such Fiscal Year, and the corresponding figures as at the end of, and for, the preceding Fiscal Year, accompanied by a report and opinion of an Independent Accountant, which report and opinion shall be prepared in accordance with generally accepted auditing standards relating to reporting and which report shall contain no qualified or adverse opinion or disclaimer of opinion (provided, that a going concern or similar qualification shall not be considered a “qualified or adverse opinion or disclaimer of opinion” if the sole reason for such qualification is that the Loan becomes classified as a current obligation within one (1) year of the Maturity Date), together with a certificate signed by an Responsible Officer of the Parent, to the effect that such financial statements fairly present in all material respects the consolidated financial position of each Loan Party, as at the dates indicated and the results of its operations for the periods indicated in conformity with GAAP.

(b) Quarterly Reports. As soon as available, and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year commencing with the first such Fiscal Quarter ending immediately after the Closing Date, the consolidated unaudited balance sheet of the Parent as of the close of such Fiscal Quarter and related consolidated statements of income, retained earnings and cash flow for such Fiscal Quarter and that portion of the Fiscal Year ending as of the close of such Fiscal Quarter, including comparisons of (i) the current period to the corresponding period in the prior year, and (ii) the year-to-date to the corresponding period in the prior year, in each case certified by a Responsible Officer of the Parent as fairly presenting in all material respects the consolidated financial position, results of operations and cash flow of each Loan Party as at the dates indicated and for the periods indicated in accordance with GAAP (subject to the absence of footnote disclosure and normal year-end audit adjustments).

(c) Monthly Reports. Within thirty (30) days of the end of each calendar month, commencing with the month beginning August 2021, the Borrower shall deliver to the Administrative Agent (i) a statement of consolidated cash and Cash Equivalents for the Parent as of the last day of such month (ii) a statement of consolidated revenue for such month, (iii) Account statements, or other access to such Accounts reasonably acceptable to the Administrative Agent to the extent necessary to show the Minimum Cash Balance in Accounts which are subject to Control Agreements, commencing from and after thirty (30) days after the Closing Date, and (iv) such additional information as may be reasonably requested by the Administrative Agent or agreed to by the parties hereto. For the avoidance of doubt, the monthly reports required to be delivered pursuant to this Section 7.1(c), shall be delivered for all twelve (12) calendar months, including for months in which annual reports and quarterly reports are delivered.

(d) Compliance Certificate. Concurrently with delivery of the financial statements required under clauses (a) or (b) above, a Compliance Certificate substantially in the form of attached Exhibit D duly executed by a Responsible Officer of the Borrower that, among other things, (i) certifies that no Default or Event of Default is continuing as of the date of delivery of such Compliance Certificate or, if a Default or Event of Default is continuing, states the nature thereof and the action that the Borrower proposes to take to cure such Default or Event of Default, (ii) certifies that all filings required under the Security Documents have been made and listing each such filing that has been made since the date of the last certificate delivered in accordance with this Section 7.1(d), (iii) certifies that the Loan Parties have delivered all documents and information they are required to deliver pursuant to any Loan Document on or prior to the date of delivery of such Compliance Certificate, or have attached such documents and information to such Compliance Certificate, (iv) confirms that there have been no changes to the information contained in each of the Perfection Certificates delivered on the Closing Date or the date of the most recently updated Perfection Certificate delivered pursuant to this clause (d) and/or attaching an updated Perfection Certificate identifying any such changes to the information contained therein and (v) certifies that the minimum cash balance requirement under Section 7.2 is satisfied.

(e) Dispositions. Promptly and in any event within five (5) days after execution, receipt or delivery thereof, copies of any material notices that any Loan Party executes or receives in connection with the sale or other Disposition of the Equity Interests of, or all or substantially all of the assets of, any Loan Party or any Subsidiary that holds a Cannabis License.

(f) Public Company Filings and Other Reports. Promptly and in any event within five (5) days after (i) the sending or filing thereof, copies of all statements, reports and other material information any Loan Party sends to any holders of its Indebtedness in excess of [Redacted – Commercially Sensitive Information] or to holders of the Parent’s Equity Interests or that it files on SEDAR or EDGAR or any national (domestic or foreign) securities exchange, (ii) the board of directors’ approval thereof, minutes of the meetings of the Parent’s board of directors, subject to redaction for matters reasonably subject to a claim of attorney-client privilege, and (iii) the receipt thereof, a copy of any material notice received from any holder of its Indebtedness having a principal amount equal to or greater than [Redacted – Commercially Sensitive Information].

(g) Bank Account Information. At the request of the Administrative Agent, the Borrower will provide the Administrative Agent with read only access to each other Loan Party’s Accounts.

(h) No Change to Accounting and Reporting Practices. No Loan Party shall make any material change in its accounting policies or financial reporting practices without the prior written consent of the Administrative Agent and the Required Lenders, which consent shall not be unreasonably withheld, conditioned or delayed, except as required by Law or applicable accounting rules; provided that each Loan Party may adopt dual reporting pursuant to generally accepted accounting principles in the United States in addition to GAAP without consent of the Administrative Agent or Required Lenders.

(i) Additional Reporting Deliverables. Promptly upon request, such other information concerning the assets, condition or operations, financial or otherwise, of any Loan Party or any of its Subsidiaries as the Administrative Agent or the Required Lenders may from time to time may reasonably request.

(j) Permitted Acquisitions. Borrower shall provide such additional information about or documentation relating to a Permitted Acquisition which the Administrative Agent may reasonably request.

Section 7.2 Minimum Cash Balance. The cash and Cash Equivalents held on a consolidated basis by all Loan Parties (but not their Subsidiaries which are not Loan Parties) shall be equal to or greater than the Minimum Cash Balance and held in one or more Accounts of any such Loan Parties that are subject to a Control Agreement at all times from and after thirty (30) days after the Closing Date.

Section 7.3 Furnishing of Information and Inspection.

(a) Inspection. The Borrower will furnish or cause to be furnished to the Administrative Agent from time to time such information with respect to the financial affairs of any Loan Party or any of their Subsidiaries and the Collateral as the Administrative Agent may reasonably request. The Borrower will, during regular business hours and with reasonable prior written notice, permit the Administrative Agent or its respective agents or representatives and/or certified public accountants or other auditors acceptable to the Administrative Agent, to: (i) examine and make copies of and abstracts from all books and records relating to the financial affairs of any Loan Party or any of their Subsidiaries or any Collateral, (ii)(A) visit the offices and properties of the Loan Parties and their Subsidiaries for the purpose of examining such books and records and to verify materials, leases, notes, inventory, accounts receivable, deposit accounts and its other assets, to conduct audits, physical counts, valuations and appraisals and (B) after the occurrence and during the continuance of an Event of Default, assertion of any Environmental Actions, or violation of Environmental Laws, with respect to any Material Real Property, conduct Phase I ESAs (and, if reasonably requested by the Administrative Agent or the Required Lenders based upon the results of any such Phase I ESA, a Phase II ESA) or examinations, provided that Phase I ESAs shall be delivered in connection with any Mortgage on any Material Real Property as required under this Agreement, (iii) up to one (1) time per calendar year (except no such limitation shall apply after the occurrence and during the continuance of an Event of Default) discuss matters relating to the Core Business, compliance with applicable Law, physical security of any leased or owned property, personnel changes or any Collateral or such Loan Party’s performance hereunder or under the other Loan Documents to which it is a party with any of the officers, directors, employees or independent public accountants of the Borrower, to the extent reasonably available, having knowledge of such matters and (iv) conduct a review of its books and records with respect to the financial affairs of any Loan Party or any of their Subsidiaries or any Collateral (each inspection and audit described in clauses (i) though (iv) above, an “Inspection”).

(b) Reimbursement. The Borrower shall reimburse the Administrative Agent for its reasonable and invoiced (and showing in reasonable detail) out-of-pocket costs and expenses incurred in connection with one such Inspection per twelve-month period, and the Administrative Agent will each bear its own costs and expenses for any additional Inspections during such twelve-month period; provided that the Borrower shall also reimburse the Administrative Agent for their reasonable out-of-pocket costs and expenses incurred in connection with any additional Inspections that the Administrative Agent deem desirable to conduct while any Event of Default has occurred and is continuing or is reasonably necessary while any other Default has occurred and is continuing.

(c) Confidentiality. In connection with any such Inspection, to the extent no applicable confidentiality agreement is already in place with respect to such Person, each Person conducting such Inspection (including any third party certified public accounting firms or auditing firms) shall have agreed in writing to maintain the confidentiality of the Borrower’s and its Affiliates’ confidential non-public information on terms reasonably acceptable to the parties thereto.

(d) No Disruption of Business. The Administrative Agent shall conduct, and shall cause its respective agents, representatives, accountants and auditors to conduct, such Inspection in a commercially reasonable manner so as to minimize any burden (financial or otherwise) on the Borrower and its Affiliates and any disruption to the business and operations of the Borrower and its Affiliates (it being understood and agreed that an Inspection conducted in a substantially similar manner and scope as that conducted by the Administrative Agent prior to the Closing Date shall be deemed commercially reasonable).

Section 7.4 Notices. Promptly, and otherwise as specified below, notify the Administrative Agent of:

(a) the occurrence of any Default, Event of Default or Mandatory Prepayment Event (other than a Mandatory Prepayment Event not exceeding Five Million and 00/100 Dollars ($5,000,000)) consisting of (A) a Mandatory Prepayment Event under clause (g) of the definition of “Mandatory Prepayment Event” the proceeds of which are used in the manners described in clause (i) or (ii) of Section 8.3(b) and (B) a Mandatory Prepayment Event under clause (h) of the definition of “Mandatory Prepayment Event” the proceeds of which are not required to be prepaid pursuant to Section 3.3(b)(iv));

(b) any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including as a result of (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party (including failure to pay any amount due in respect of any Permitted Indebtedness on the date scheduled for payment therefor, without giving effect to any grace period); (ii) any dispute, litigation, investigation, proceeding or suspension between any Loan Party and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party;

(c) Reserved;

(d) (i) as soon as possible and in any event within 10 days after any Loan Party or any ERISA Affiliate thereof knows or has reason to know that (1) any Reportable Event with respect to any Employee Benefit Plan has occurred, (2) any other Termination Event with respect to any Employee Benefit Plan subject to Title IV of ERISA has occurred, or (3) an accumulated funding deficiency has been incurred or an application has been made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including installment payments) or an extension of any amortization period under Section 412 of the Internal Revenue Code with respect to an Employee Benefit Plan, a statement of an Authorized Officer of the Borrower setting forth the details of such occurrence and the action, if any, which such Loan Party or such ERISA Affiliate proposes to take with respect thereto, (ii) promptly and in any event within 3 days after receipt thereof by any Loan Party or any ERISA Affiliate thereof from the PBGC, copies of each notice received by any Loan Party or any ERISA Affiliate thereof of the PBGC’s intention to terminate any Employee Benefit Plan or to have a trustee appointed to administer any Employee Benefit Plan, (iii) promptly and in any event within 10 days after the filing thereof with the IRS if requested by the Required Lenders, copies of each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) with respect to each Employee Benefit Plan and Multiemployer Plan, (iv) promptly and in any event within 10 days after any Loan Party or any ERISA Affiliate thereof knows or has reason to know that a required installment within the meaning of Section 412 of the Internal Revenue Code has not been made when due with respect to an Employee Benefit Plan, (v) promptly and in any event within 3 days after receipt thereof by any Loan Party or any ERISA Affiliate thereof from a sponsor of a Multiemployer Plan or from the PBGC, a copy of each notice received by any Loan Party or any ERISA Affiliate thereof concerning the imposition or amount of withdrawal liability under Section 4202 of ERISA or indicating that such Multiemployer Plan may enter reorganization status under Section 4241 of ERISA, and (vi) promptly and in any event within 10 days after any Loan Party or any ERISA Affiliate thereof sends notice of a plant closing or mass layoff (as defined in WARN) to employees, copies of each such notice sent by such Loan Party or such ERISA Affiliate thereof;

(e) the occurrence of a default or event of default under any Indebtedness of any Loan Party in a principal amount equal to or greater than Five Million and 00/100 Dollars ($5,000,000);

(f) the declaration or distribution of any Restricted Payment not permitted hereunder;

(g) any casualty or other insured damage to any material portion of any Collateral or the commencement of any action or proceeding for the taking of any material portion of any Collateral or any part thereof or interest therein under power of eminent domain or by condemnation or similar proceeding;

(h) (within three (3) Business Days) any rescission, revocation, termination, suspension or other material adverse development concerning any Cannabis License; and

(i) any amendment, restatement, supplementation or other modification of the Tax Receivable Agreement.

Each notice pursuant to this Section 7.4 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what actions the Borrower has taken and proposes to take, or what actions the Borrower has caused and proposes to cause any Material Subsidiary to take, with respect thereto. Each notice pursuant to Section 7.4(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

Section 7.5 Payment of Obligations. Each Loan Party and each Subsidiary thereof shall pay and discharge, prior to delinquency, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by such Loan Party or such Subsidiary; (b) all lawful claims which, if unpaid, would by law become a Lien (other than a Permitted Lien) upon any Loan Party’s property; and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by such Loan Party or such Subsidiary.

Section 7.6 Preservation of Existence, Etc.. Except as provided in Section 8.3 or as would constitute a Permitted Change, (a) preserve, renew and maintain in full force and effect the legal existence of each Loan Party under the Laws of the jurisdiction of its organization; and (b) take all action reasonably necessary to maintain all assets, rights, privileges, permits, licenses and franchises that are material to and necessary for the operation of the Core Business; provided that this Section 7.6 shall not be deemed to expand, limit or otherwise modify the covenants set forth in Section 7.16 with respect to Cannabis Licenses.

Section 7.7 Maintenance of Insurance.

(a) Liability. Maintain with financially sound and reputable insurers having an A.M. Best rating of A- or better and not Affiliates of any Loan Party protecting the Loan Parties against loss from liability imposed by law or assumed in any agreement, document, or instrument and arising from bodily injury, death or property damage, as shall be in accordance with the general practices of businesses engaged in similar activities in similar geographic areas on the Closing Date, and in amounts, containing such terms, in such forms and for such periods as may be reasonable and prudent in accordance with sound business practices.

(b) Additional Insurance. Such other policies of insurance as the Administrative Agent may reasonably request in writing to the extent available on commercially reasonable terms.

(c) General. All policies for required insurance will be in form and substance satisfactory to the Administrative Agent acting reasonably. All liability policies evidencing required insurance will name the Collateral Agent, on behalf of the Secured Parties (as defined under the applicable Security Documents), as additional insured pursuant to endorsements and certificates acceptable to the Agents, acting reasonably. All property casualty policies evidencing required insurance will name the Collateral Agent, on behalf of the Secured Parties (as defined under the applicable Security Documents), as loss payee pursuant to endorsements and certificates acceptable to the Agents, acting reasonably. The policies will provide for at least thirty (30) days prior written notice of the cancellation or modification thereof to be given to the Collateral Agent. Certificates of insurance evidencing that such insurance is in full force and effect, will be delivered to the Administrative Agent, together with proof of the payment of the premiums thereof. Prior to the expiration of each such policy, the Borrower shall furnish the Administrative Agent with evidence that such policy has been renewed or replaced in the form of the original or a certified copy of the renewal or replacement policy or, if acceptable to the Administrative Agent, a certificate reciting that there is in full force and effect, with a term covering at least the next succeeding calendar year, insurance of the types and in the amounts required in this Section 7.7.

(d) Reserved.

Section 7.8 Compliance. Comply in all respects with all Laws applicable to it except for the Controlled Substances Act and any rules or regulations promulgated thereunder and except to the extent non-compliance could not (a) with respect to U.S. State Cannabis Laws, cause such Loan Party or Subsidiary not to be in compliance with applicable U.S. State Cannabis Law in all material respects or (b) reasonably be expected to cause a Material Adverse Effect, provided that, in the event the Controlled Substances Act and any rules or regulations promulgated thereunder are modified such that the Core Business is no longer in violation of the Controlled Substances Act following such modification, the Loan Parties shall comply in all respects with the Controlled Substances Act as so modified except to the extent non-compliance could not reasonably be expected to have a Material Adverse Effect.

Section 7.9 Books and Records. Maintain and implement administrative and operating procedures, and keep and maintain all documents, books, records, computer tapes and disks and other information reasonably necessary for the operation of the Core Business.

Section 7.10 Intangible, Recording and Stamp Tax. Promptly pay all intangible taxes or documentary stamp taxes assessed against any Loan Parties, any Agent or any Lender as a result of this Agreement or any document related hereto, if any.

Section 7.11 Further Assurances. At any time and from time to time, execute, acknowledge and deliver such further documents, agreements and instruments and take such further action as may reasonably be requested by the Administrative Agent, in each case further and more perfectly to effect the purposes of this Agreement and the other Loan Documents, including, from time to time to better assure, preserve, protect and perfect the interest of the Collateral Agent in the Collateral and the rights and remedies of the Secured Parties under the Loan Documents. Without limiting the foregoing, to the extent that the Collateral Agent determines from time to time that additional pledge agreements, financing statements, recognition agreements and other documents are required in order to perfect all Liens and encumbrances in favor of the Collateral Agent, each Loan Party shall execute and deliver such documents, instruments and other agreements as the Collateral Agent may reasonably request.

Section 7.12 Special Covenants Relating to Collateral.

(a) Defense of Title. Defend the Collateral, the title and interest therein represented and warranted in the Security Documents and the legality, validity, binding nature and enforceability of each Lien and encumbrance contained in the Security Documents and the first priority of the Liens created pursuant to the Security Documents against all matters (other than claims by holders of Permitted Liens), including: (a) any attachment, levy, or other seizure by legal process or otherwise of any or all Collateral; (b) any Lien or encumbrance or claim thereof on any or all Collateral; (c) any attempt to foreclose, conduct a trustee’s sale, or otherwise realize upon any or all Collateral; and (d) any claim questioning the legality, validity, binding nature, enforceability or priority of the Security Documents, in each case, at the Loan Parties’ sole cost and expense. Each Loan Party shall notify the Administrative Agent and each Lender promptly in writing of any of the foregoing and will provide such information with respect thereto as the Administrative Agent may from time to time request.

(b) Landlord Waivers; Collateral Access Agreements. (i) Use commercially reasonable efforts to deliver to the Administrative Agent a landlord waiver, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders and which may be included as a provision contained in the relevant lease, executed by each landlord with respect to each of the Loan Parties’ leases for real property where the Loan Parties’ books and records are located and where Collateral with a book value in excess of [Redacted – Commercially Sensitive Information] (when aggregated with all other Collateral at the same location) is located and (ii) if at any time any Collateral with a book value in excess of [Redacted – Commercially Sensitive Information] (when aggregated with all other Collateral at the same location) is or the Loan Parties’ books and records are stored on the premises of a bailee, warehouseman, or similar party, use commercially reasonable efforts to obtain written subordinations or waivers or collateral access agreements, as the case may be, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.

(c) Material Real Property. Within 10 Business Days of the acquisition by the Parent or any Subsidiary after the date hereof of any Material Real Property, the Borrower shall notify the Administrative Agent in writing thereof, setting forth with specificity a description of the interest acquired, the location of the real property, any structures or improvements thereon and either an appraisal or such Loan Party’s good-faith estimate of the current value of such real property (for purposes of this Section 7.12, the “Current Value”). The Administrative Agent (acting at the written direction of the Required Lenders) shall notify the Borrower and the Parent or such Subsidiary, as applicable, whether it intends to require a first-lien Mortgage (and any other Real Property Deliverables) with respect to such Material Real Property. Upon receipt of such notice requesting a first-lien Mortgage (and any other Real Property Deliverables) (subject to Liens permitted under Section 8.2(t) and the terms of Section 7.15), the Person that has acquired such Material Real Property shall promptly furnish the same to the Administrative Agent.

Section 7.13 Performance under Contractual Obligations. Timely observe and perform all of the covenants and agreements required to be performed and/or observed by the Loan Parties or any Subsidiary thereof under any Contractual Obligations, and shall enforce the performance and observance by any counterparty to any Material Agreement of all of the covenants and agreements required to be performed and/or observed by such counterparty under any Material Agreements except, in each case, to the extent that a failure to so observe, perform and enforce could not reasonably be expected to have a Material Adverse Effect.

Section 7.14 Reserved.

Section 7.15 Material Subsidiaries. In the event any Person is or becomes a direct or indirect Material Subsidiary of any Loan Party, the Borrower shall notify each Agent of each such event or transaction concurrently with the delivery of the deliverables for the Closing Date and with each Compliance Certificate. Each Material Subsidiary of a Loan Party shall within thirty (30) days after becoming a Material Subsidiary (or such later date as may be agreed by the Administrative Agent in its sole and absolute discretion):

(a) become (if not already a party thereto) a party to the Entity Guaranty, the Security Agreement and any other Security Document requested by the Collateral Agent, in a manner reasonably satisfactory to the Collateral Agent;

(b) pursuant to, and to the extent required by, the Security Agreement (taking into account any thresholds, carve-outs or other limitations set forth therein), pledge (subject to Permitted Liens, to the extent the Indebtedness secured by such Permitted Liens constitutes First-Lien Indebtedness) to the Collateral Agent for the benefit of the Lenders (i) all of the outstanding Equity Interests owned directly by such Material Subsidiary, along with undated stock or other powers for such certificates, executed in blank (or, if any such Equity Interests are uncertificated, or if any such certificates cannot be located after reasonable efforts exercised by such Material Subsidiary, confirmation and evidence satisfactory to the Collateral Agent that the security interest in such uncertificated securities has been pledged to and perfected by the Lender in accordance with the UCC, PPSA or any similar law which may be applicable), and (ii) all notes evidencing intercompany Indebtedness in favor of such Material Subsidiary, as the case may be, in accordance with the terms of the Security Documents;

(c) deliver to the Collateral Agent copies of (i) UCC, PPSA or similar search reports for the applicable jurisdiction, federal, provincial, state or other tax Liens, judgment, litigation and bankruptcy reports dated a date reasonably near (but prior to) the date such Person becomes an Entity Guarantor and a party to the Security Agreement, listing all effective UCC, PPSA or similar financing statements, federal, provincial, state or other tax Liens, and judgment Liens which name such Person, as the debtor, and pending litigation and bankruptcies against such Person, and which are filed or pending, as applicable, in each jurisdiction in which UCC, PPSA or similar filings are to be made pursuant to this Agreement or the other Loan Documents and any other appropriate jurisdictions, together with copies of such financing statements (none of which (other than Permitted Liens) shall cover any of the Collateral), and (ii) search results from the United States Patent and Trademark Office, United States Copyright Office and Canadian Intellectual Property Office to the extent any patents, trademarks or copyrights form a part of the Collateral being granted by such Person;

(d) deliver (subject to Permitted Liens, to the extent the Indebtedness secured by such Permitted Liens constitutes First-Lien Indebtedness) to the Collateral Agent (i) acknowledgment copies or confirmation statements of properly filed UCC or PPSA financing statements or such other in form and substance satisfactory to the Collateral Agent, such UCC or

PPSA financing statements naming such Person as the debtor and the Collateral Agent as the secured party, and filed under the UCC or PPSA as adopted in all applicable jurisdictions as may be necessary or appropriate to perfect the first priority security interest of the Collateral Agent pursuant to the Security Agreement, and (ii) appropriate trademark, copyright and patent security agreements or supplements to be filed with the United States Patent and Trademark Office, United States Copyright Office and Canadian Intellectual Property Office to the extent relevant; and

(e) deliver (subject to Permitted Liens, to the extent the Indebtedness secured by such Permitted Liens constitutes First-Lien Indebtedness) to the Collateral Agent (i) a pledge from any Loan Party that is the direct parent of such Material Subsidiary of its Equity Interests in such Material Subsidiary in favor of the Lender pursuant to the Security Agreement (or a reaffirmation of such pledge if such direct parent is already a party to the Security Agreement), together with updated schedules to the Security Agreement setting forth such Loan Party’s Equity Interests in such Material Subsidiary, and (ii) any other Security Documents reasonably requested by the Collateral Agent in respect of such Loan Party’s pledge of its Equity Interests in such Material Subsidiary in favor of the Collateral Agent, in each case, in form and substance reasonably satisfactory to the Collateral Agent.

(f) In the event that the Parent or any of its Subsidiaries completes an acquisition or a disposition subsequent to the commencement of the four consecutive Fiscal Quarter period specified in the definition of “Material Subsidiary” and on or prior to the date on which the transaction occurred that led to a determination of whether a Person became a Material Subsidiary, then the determination of whether such Person is a Material Subsidiary will be made giving pro forma effect to such acquisitions and dispositions (i) as if the same had occurred at the beginning of such period for the purpose of calculating Consolidated Total Revenue and (ii) on the last date of such period for the purpose of calculating Consolidated Total Assets.

(g) The foregoing shall be accompanied with other documentary evidence, reasonably requested by the Administrative Agent, in a form reasonably satisfactory to the Administrative Agent, that evidences the foregoing, including copies of the resolutions of the board of directors (or equivalent body) of such Material Subsidiary authorizing the relevant transactions, copies of such Material Subsidiary’s organizational documents, incumbency certificates of such Material Subsidiary, opinions of legal counsel and evidence of the insurance required to be maintained pursuant to Section 7.7.

(h) The Borrower may cause Subsidiaries of the Parent that are not Material Subsidiaries to be Loan Parties for the purposes of this Agreement by causing such Subsidiary to execute and deliver each of the documents and instruments set forth in this Section 7.15 applicable to a Material Subsidiary, and such Subsidiary shall become a Loan Party effective upon the completion of such documents and instruments.

(i) For the avoidance of doubt, to the extent any Subsidiary is required under Section 7.12 to put in place a Mortgage in favor of the Collateral Agent on any Material Real Property, such Subsidiary will constitute a Material Subsidiary and shall comply with the requirements of this Section 7.15.

(j) Notwithstanding any other term of the Loan Documents, the provisions of Section 7.12 and this Section 7.15 and the provisions of the Loan Documents with respect to Collateral and the obligation of a Subsidiary to provide a Subsidiary Guaranty need not be satisfied with respect to any Subsidiary acquired after the Closing Date to the extent that a pledge, security interest or Guarantee by such Subsidiary (or in the Equity Interests issued by such Subsidiary) is prohibited or restricted by applicable Law, rule, order, decree or regulation or any agreement with any Governmental Authority or third party or which would require governmental (including regulatory) or third party consent, approval, license or authorization to provide such security interest (after giving effect to the applicable anti-assignment provisions of the UCC, as applicable) or Guarantee (with no requirement to obtain the consent of any Governmental Authority or third party). For clarity, this Section 7.15(j) shall not apply at any time that, and for so long as (i) the aggregate amount contributed to Consolidated Total Revenue by all Subsidiaries that are not Material Subsidiaries exceeds ten percent (10.00%) of Consolidated Total Revenue for the period of four consecutive Fiscal Quarters ending as of such date or (ii) the Consolidated Total Assets of all Subsidiaries that are not Material Subsidiaries exceeds ten percent (10.00%) of Consolidated Total Assets as of such date, all as calculated in accordance with the provisions of the definition of “Material Subsidiary.”

Section 7.16 Cannabis Licenses. At all times:

(a) maintain in good standing and keep effective all Cannabis Licenses necessary for the operation of the Core Business except to the extent that the failure to maintain in good standing and keep effective a Cannabis License (in aggregate with each other Cannabis License necessary for the operation of the Core Business not maintained in good standing and kept effective during the term of this Agreement) could not reasonably be expected to result in a loss of twenty-five percent (25.00%) or more of Consolidated EBITDA for the most recent period of four consecutive Fiscal Quarters ended as of the end of the most recent Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b); provided that if such financial statements have not been delivered pursuant to Section 7.1(a) or Section 7.1(b) at the time of determination then such four consecutive Fiscal Quarter period shall end as of the last day of the most recent Fiscal Quarter for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR; provided further that for the purposes of calculations under this Section 7.16, (i) the foregoing loss will be offset by gains from, (A) for any Cannabis License obtained or acquired in the most recent period of four consecutive Fiscal Quarters, the projected (in the good faith determination of the Borrower) Consolidated EBITDA attributable to such Cannabis License for the four Fiscal Quarters following the most recent Fiscal Quarter, and (B) for any Cannabis License obtained or acquired prior to the most recent period of four consecutive Fiscal Quarters, the Consolidated EBITDA attributable to such license for the most recent period of four consecutive Fiscal Quarters, (ii) the loss of Consolidated EBITDA of each Cannabis License not maintained in good standing shall be calculated based on the Consolidated EBITDA attributable to such license for the last four consecutive Fiscal Quarters that such Cannabis License was effective and (iii) Consolidated EBITDA will include the projected (in the good faith determination of the Borrower) Consolidated EBITDA attributable to any Cannabis License for the four Fiscal Quarters following the most recent Fiscal Quarter, of any Cannabis License obtained or acquired in the most recent period of four consecutive Fiscal Quarters, to the extent not included in Consolidated EBITDA.

(b) notify the Administrative Agent in writing of the cancellation, suspension, lapse, termination, postponement, invalidity or replacement of any Cannabis License.

Section 7.17 Reserved.

Section 7.18 Reserved.

Section 7.19 Employee Benefit Plans. At all times during the period the Obligations are outstanding cause itself and each ERISA Affiliate to: (a) keep in full force and effect any and all Employee Benefit Plans which are presently in existence or may, from time to time, come into existence under ERISA, unless such Employee Benefit Plans can be terminated without material liability to such Loan Party or any of its Subsidiaries in connection with such termination (as distinguished from any continuing funding obligation), (b) make contributions to all Employee Benefit Plans in a timely manner and in an amount sufficient to comply with the requirements of ERISA, (c) comply in all material respects with the requirements of ERISA which relate to such Employee Benefit Plans, and (d) notify the Lender immediately upon receipt by such Loan Party or any of its Subsidiaries of any written notice of the institution of any proceeding or other action relating to any Employee Benefit Plans, in the case of each of Section 7.19(a) through 7.19(d) that could reasonably be expected to have a Material Adverse Effect.

Section 7.20 Maintenance of Properties. The Borrower shall, and shall cause each other Loan Party and their respective Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition (other than wear and tear occurring in the ordinary course of business) all properties used in the business of such Loan Party and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof which in the exercise of its reasonable business judgment are required for the continuation of its business.

Section 7.21 Environmental Matters. The Borrower shall, and shall cause each other Loan Party and their respective Subsidiaries to, (a) comply, and cause all lessees and other Persons operating or occupying properties owned or leased by it to comply in all material respects, with all Environmental Laws and material Environmental Permits, (b) obtain and renew all Environmental Permits required by Environmental Laws for its operations and properties, (c) conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action required by Environmental Laws or any Governmental Authority to address Hazardous Materials at, on, under or emanating from any properties owned or leased by it in accordance with the requirements of all Environmental Laws, (d) keep any property owned by it or any of its Subsidiaries free of Environmental Liens or leased by it or any of its Subsidiaries free of any Environmental Liens resulting from the activities of any Loan Party, its Subsidiaries or their respective agents or contractors, (e) provide the Administrative Agent written notice within five (5) days of becoming aware of any Release of a Hazardous Material in excess of any reportable quantity pursuant to any Environmental Law from or onto property owned or leased by it or any of its Subsidiaries and take any Remedial Actions required under Environmental Law to abate said Release; and (f) provide the Administrative Agent with written notice within ten (10) days of receipt by or knowledge of a Loan Party or any Subsidiary thereof of any of the following: (A) notice that an Environmental Lien has been filed, in each case, against any property of any Loan Party or any of its Subsidiaries; (B) commencement of any Environmental Action or notice that an Environmental Action will be filed against any Loan Party or any of its Subsidiaries; and (C) notice of a violation, citation or other administrative order which, in the case of each of the foregoing (A) through (C), would reasonably be expected to result in material Environmental Liabilities and Costs to a Loan Party or its Subsidiaries.

Section 7.22 Accounts. After the Closing Date, the Loan Parties and their Subsidiaries may from time to time in their reasonable discretion open and maintain Accounts for purposes of operating the Core Business of the Loan Parties or their respective Subsidiaries and holding Cash Equivalents with a Depository Institution as the Loan Parties and their Subsidiaries may from time to time reasonably determine. Each applicable Loan Party shall use commercially reasonable efforts within thirty (30) days of the opening of such Account to enter into a Control Agreement with respect to each such Account of each applicable Loan Party by and among such Depository Institution, the applicable Loan Party and the Collateral Agent (A) if such Account contains funds exceeding Three Million and 00/100 Dollars ($3,000,000) for five (5) consecutive Business Days or (B) if funds in the amount of One Million and 00/100 Dollars ($1,000,000) are deposited into such Account during any month and remain in such Account for five (5) consecutive Business Days.

Section 7.23 Post-Closing Obligations. Notwithstanding the conditions precedent set forth in Article 5 or any other provision of this Agreement, the Borrower has informed the Administrative Agent and the Lenders that certain of such items required to be delivered to the Administrative Agent or otherwise satisfied as conditions precedent to the effectiveness of this Agreement will not be delivered to Administrative Agent as of the Closing Date. Therefore, as an accommodation to Borrower (but subject to the other conditions set forth herein), the Administrative Agent and the Lenders have agreed to allow the Borrower to complete such conditions on a post-closing basis. In consideration of such accommodation, Borrower hereby agrees to take, and cause each other Loan Party to take, each of the actions described on Schedule 7.23 (collectively, the “Post-Closing Obligations”), the Borrower shall deliver (or otherwise satisfy) each Post-Closing Obligation to the reasonable satisfaction of the Administrative Agent in the form, manner and time set forth on Schedule 7.23 for such Post-Closing Obligation or within such longer time or different form or manner as the Administrative Agent may reasonably agree.

ARTICLE 8

NEGATIVE COVENANTS

Commencing on the Closing Date, and so long thereafter as any Loan or other Obligation (other than contingent indemnification obligations for which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, the Borrower agrees that neither it nor any Loan Party shall, nor shall the Borrower permit any Subsidiary (each such Loan Party and Subsidiary, a “Restricted Party”) to, directly or indirectly:

Section 8.1 Indebtedness. Incur or permit to exist or remain outstanding any Indebtedness; provided, however, that the Loan Parties and their Subsidiaries may incur or permit to exist or remain outstanding the following Indebtedness (“Permitted Indebtedness”):

(a) Indebtedness in favor of the Lenders or the Administrative Agent under the Loan Documents (including Indebtedness pursuant to Section 2.3, subject to the limitations of clauses (q) and (r) of this Section 8.1);

(b) Indebtedness listed on Schedule 8.1 and any Permitted Refinancing Indebtedness in respect of such Indebtedness; provided, that any Indebtedness existing on the Closing Date in a principal amount less than Three Million and 00/100 Dollars ($3,000,000) individually shall be permitted if it is not listed on Schedule 8.1 to the extent that the aggregate principal amount of such Indebtedness existing on the Closing Date and not so listed on Schedule 8.1 does not exceed Ten Million and 00/100 Dollars ($10,000,000) in the aggregate; provided further that, with respect to any earnout payments payable in cash set forth on Schedule 8.1, such earnout payments shall not be paid if any Default (other than a Default arising under Section 10.1(c) or 10(h)) or Event of Default has occurred and is continuing or would result from such payment;

(c) Indebtedness of the Restricted Parties in respect of guarantees and/or obligations as an account party in respect of the face amount of letters of credit in respect thereof, in each case securing obligations not constituting Indebtedness for borrowed money (including worker’s compensation claims and security to a landlord for any lease obligation of a Restricted Party and obligations incurred in connection with insurance or similar requirements) provided in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(d) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business and (to the extent such practice has been established) consistent with past practice; provided that such Indebtedness is extinguished within twenty (20) Business Days after the incurrence of such Indebtedness;

(e) Unsecured Indebtedness incurred if the Total Fixed Charge Coverage Ratio determined on a pro forma basis after giving effect to the incurrence of such Indebtedness (including the pro forma application of the net proceeds therefrom) would not be less than 2.00 to 1.00 and any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(f) Non-Recourse Debt not to exceed Five Million and 00/100 Dollars ($5,000,000) at any time outstanding;

(g) intercompany Indebtedness owing to and held by any Restricted Party, provided that: (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Loan Party and (ii) any sale or other transfer of any such Indebtedness to a Person that is not a Loan Party, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Restricted Party, as the case may be, that was not permitted by this clause (g);

(h) Indebtedness of a Restricted Party that is not a Loan Party owed to another Restricted Party;

(i) the Guarantee by any Restricted Party of Indebtedness of a Restricted Party that was permitted to be incurred by another provision of this Section 8.1;

(j) the incurrence by a Loan Party of Hedging Obligations for the purpose of managing risks in the ordinary course of business and (to the extent such practice has been established) consistent with past practice; provided that the Mark-to-Market Exposure of all Hedging Obligations shall not exceed Ten Million and 00/100 Dollars ($10,000,000) in the aggregate at any time outstanding;

(k) Indebtedness in respect of workers’ compensation claims, health, disability, or other employee benefits, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any Guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by such Restricted Party in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(l) Indebtedness with respect to letters of credit issued in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, provided that such Indebtedness shall not exceed Fifteen Million and 00/100 Dollars ($15,000,000) in the aggregate at any time;

(m) Permitted Acquisition Indebtedness and any Permitted Refinancing Indebtedness in respect of such Permitted Acquisition Indebtedness; provided that any such Indebtedness constituting First-Lien Indebtedness shall be subject to the limitations set forth in clauses (q) and (r) of this Section 8.1;

(n) Indebtedness under cash management agreements or incurred in respect of netting services, overdraft protections and similar protections, in each case, in connection with cash management or deposit accounts in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(o) Indebtedness representing deferred compensation to directors, officers, members of management, consultants, independent contractors or employees (in their capacities as such) of a Restricted Party incurred in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(p) such other Indebtedness consented to by the Administrative Agent and the Required Lenders from time to time in writing;

(q) (i) First-Lien Indebtedness (pari passu with, and including, the Indebtedness referred to under clause (a) of this Section 8.1) in the aggregate amount outstanding not to exceed Five Hundred Million and 00/100 Dollars ($500,000,000) at any time; provided that, any incurrence of First-Lien Indebtedness under this clause (q), shall not cause the Total First-Lien Secured Leverage Ratio to be greater than 3.00:1.00 on a pro-forma basis giving effect to the proposed incurrence of such First-Lien Indebtedness and any transaction occurring substantially concurrently with such incurrence, and (ii) any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(r) (i) First-Lien Indebtedness in the aggregate amount outstanding not to exceed the sum of (x) the greater of (i) Seventy-Five Million and 0/100 Dollars ($75,000,000) and (ii) twenty-five percent (25.00%) of the lesser of (A) Consolidated EBITDA for the most-recently ended period of four Fiscal Quarters and (B) Consolidated EBITDA for the most-recently ended Fiscal Quarter multiplied by four plus (y) additional amounts equal to (A) fifty percent (50.00%) of cash proceeds raised by a Loan Party from the issuance or sale of Equity Interests of such Loan

Party after the Closing Date, up to an aggregate amount of One Hundred Million and 00/100 Dollars ($100,000,000) plus (B) thirty percent (30.00%) of cash proceeds raised by the Parent from the issuance or sale of Equity Interests of the Parent after the Closing Date, in excess of One Hundred Million and 00/100 Dollars ($100,000,000) in the aggregate at any time after the Closing Date; provided that, for greater clarity, clause (y) of this Section 8.1(r) shall not apply to the issuance or sale of any Equity Interests as consideration for a Permitted Acquisition or to the target of an acquisition or in any other circumstance that does not provide cash proceeds to the Parent or in the event that proceeds of such issuance or sale of Equity Interests were used to make a Restricted Payment permitted under Section 8.7(c); provided further that, any incurrence of First-Lien Indebtedness under this clause (r) of this Section 8.1, other than for Finance Lease Obligations that are less than (I) Five Hundred Thousand and 00/100 Dollars ($500,000) in any one instance and (II) Five Million and 00/100 Dollars ($5,000,000) in the aggregate amount outstanding, shall not cause the Total First-Lien Secured Leverage Ratio to be greater than 3.00:1.00 on a pro-forma basis after giving effect to the proposed incurrence of such First-Lien Indebtedness and any transaction occurring substantially concurrently with such incurrence, and (ii) any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(s) (i) unsecured Indebtedness arising from (A) vendor takeback loans and similar obligations not to exceed Ten Million and 00/100 Dollars ($10,000,000) at any time outstanding and (B) agreements of the Parent or any Subsidiary providing for unsecured obligations consisting of indemnifications, Guarantees, adjustments of purchase or acquisition price or similar obligations (including earn-outs), in each case, incurred or assumed in connection with any Permitted Acquisition, other Investments or the disposition of any business, assets or a Subsidiary not prohibited by this Agreement, provided that no earnout or similar payment with respect to a Permitted Acquisition may be paid at any time after the occurrence and during the continuance of a Default (other than a Default arising under Section 10.1(c) or 10(h)) or an Event of Default or if a Default (other than a Default arising under Section 10.1(c) or 10(h)) or an Event of Default would result from such payment, and (ii) any Permitted Refinancing Indebtedness in respect of such Indebtedness;

(t) Indebtedness consisting of obligations of the Parent or any Subsidiary under deferred compensation or other similar arrangements incurred by such person in connection with Permitted Acquisitions or any other Investment permitted hereunder; provided that the aggregate amount of such obligations shall not exceed Five Million and 00/100 Dollars ($5,000,000) in the aggregate at any time;

(u) Indebtedness consisting of the financing of insurance premiums;

(v) Indebtedness issued by the Parent or any Subsidiary to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Parent permitted by Section 8.7; provided that such Indebtedness shall not exceed Five Million and 00/100 Dollars ($5,000,000) in the aggregate at any time;

(w) Indebtedness of the Parent or any Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) permitted under Section 8.4(n) that is not a Subsidiary arising in the ordinary course of business and (to the extent such practice has been established) consistent with past practice in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Parent or any Subsidiary; provided that such Indebtedness to or on behalf of any non-Loan Party Subsidiaries or joint venture shall not exceed Five Million and 00/100 Dollars ($5,000,000) at any time outstanding;

(x) unsecured Indebtedness of, incurred on behalf of, or representing unsecured Guarantees of Indebtedness of, joint ventures permitted under Section 8.4(n) in an aggregate principal amount outstanding that, immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, together with the aggregate principal amount of any other Indebtedness outstanding pursuant to this Section 8.1(x), would not exceed Ten Million and 00/100 Dollars ($10,000,000); and

(y) all commercially reasonable premiums (if any, including tender premiums), expenses, defeasance costs, interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (x) above or refinancings thereof.

For the avoidance of doubt, for purposes of determining compliance with this Section 8.1, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (y) above, the Restricted Parties will be permitted to divide and classify such item of Indebtedness at the time of its incurrence in any manner that meets the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses and otherwise complies with this Section 8.1. In addition, any Indebtedness originally divided or classified as incurred pursuant to clauses (a) through (y) above may later be re-divided or reclassified by the Restricted Parties in any manner that meets the criteria of one or more of such clauses and will be deemed as having been incurred pursuant to another of such clauses; provided that such re-divided or reclassified Indebtedness could be incurred pursuant to such new clause at the time of such re-division or reclassification, shall not cause the Restricted Parties to exceed the limits of such clause and otherwise complies with this Section 8.1; and provided further that, for the avoidance of doubt, in no event shall the principal amount of Indebtedness permitted under clauses (a) though (y) above be increased as a result of any Permitted Refinancing Indebtedness of such Indebtedness.

Notwithstanding any other provision of this Section 8.1 and for the avoidance of doubt, the maximum amount of Indebtedness that may be incurred pursuant to this Section 8.1 will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or increases in the value of property securing Indebtedness which occur subsequent to the date that such Indebtedness was incurred as permitted by this Section 8.1.

Notwithstanding any other provision of this Section 8.1, at any time [Redacted – Confidential] are not Material Subsidiaries under this Agreement, the principal amount of Indebtedness permitted under clauses (e) and (r) of this Section 8.1 that is incurred by Subsidiaries that are not Loan Parties may not exceed in the aggregate at any time outstanding an amount greater than four (4) multiplied by twenty-five percent (25.00%) of Consolidated EBITDA for the most recently ended Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b); provided that if such financial statements have not been delivered pursuant to Section 7.1(a) or Section 7.1(b) at the time of determination then such four consecutive Fiscal Quarter period shall end as of the last day of the most recent Fiscal Quarter for which consolidated financial statements of the Parent are publicly available on SEDAR or EDGAR. For greater clarity, the foregoing sentence in this paragraph is not effective if (a) [Redacted – Confidential] are Material Subsidiaries and (b)(i) the aggregate amount contributed to Consolidated Total Revenue by all Subsidiaries that are not Loan Parties does not exceed ten percent (10.00%) of Consolidated Total Revenue for the period of four consecutive Fiscal Quarters ending as of such date and (ii) the Consolidated Total Assets of all Subsidiaries that are not Loan Parties does not exceed ten percent (10.00%) of Consolidated Total Assets as of such date, all as calculated in accordance with the provisions of the definition of “Material Subsidiary.”

Notwithstanding any other provision of this Section 8.1, for any New Issue Incremental First-Lien Term Indebtedness incurred under clauses (q) or (r) of this Section 8.1, the Lenders shall have the right to make a definitive offer to the Borrower on such New Issue Incremental First-Lien Term Indebtedness prior to its incurrence by a Restricted Party subject to the following conditions:

(1) the Lenders making such definitive offer shall deliver their definitive offer not later than five Business Days after receipt of written notice from a Restricted Party of its intention to incur New Issue Incremental First-Lien Term Indebtedness under clauses (q) or (r) of this Section 8.1 setting out the required amount and term of such New Issue Incremental First-Lien Term Indebtedness;

(2) the definitive offer shall be for the required amount and term of such New Issue Incremental First-Lien Term Indebtedness specified in the Borrower’s written notice and shall be made by the Lenders on a pro rata basis in accordance with their Commitments; provided that if any Lender declines to offer its full pro rata share, such Lender’s share shall be allocated among the other Lenders;

(3) the definitive offer shall, upon acceptance by the Borrower, constitute a binding commitment by the offering Lenders to provide the New Issue Incremental First-Lien Term Indebtedness requested by the Borrower, subject to compliance with the requirements of Section 2.3(c) and (d);

(4) the definitive offer shall remain outstanding for thirty (30) days; provided that no Default or Event of Default shall have occurred and be continuing and no Material Adverse Effect shall have occurred, in which case such offer may be withdrawn, during which time the Borrower must either (a) accept the Lenders’ offer, (b) agree in a definitive term sheet or other binding agreement with one or more third-party lenders to obtain such New Issue Incremental First-Lien Term Indebtedness at a lower yield-to-maturity than that contained in the Lenders’ offer, or (c) decide not to proceed with any offer; and

(5) if the Borrower decides not to proceed with any offer, the Borrower may at any time thereafter submit a new written notice pursuant to clause (1) above of its intention to incur New Issue Incremental First-Lien Term Indebtedness under clauses (q) or (r) of this Section 8.1 setting out the required amount and term of such New Issue Incremental First-Lien Term Indebtedness, and the Lenders shall have the right to make a definitive offer to the Borrower on such New Issue Incremental First-Lien Term Indebtedness prior to its incurrence by the Borrower subject to the foregoing conditions (1) through (5).

Section 8.2 Liens. Create or permit to exist any Lien on any of its assets (including Collateral), except for the following (the “Permitted Liens”):

(a) Liens in favor of the Agents or the Lenders under the Loan Documents (including Incremental Lenders);

(b) Liens junior to the Liens in favor of the Agents and the Lenders, subject to intercreditor agreements subordinating such Liens to the Agents’ Liens in the Collateral on terms acceptable to the Agents;

(c) Liens listed on Schedule 8.2 and any modifications, replacements, renewals or extensions thereof but, if the Indebtedness secured by such Liens is Permitted Refinancing Indebtedness, only to the extent of such Permitted Refinancing Indebtedness; provided, that any individual Lien existing on the Closing Date securing Indebtedness in an amount of less than One Million and 00/100 Dollars ($1,000,000) shall be permitted if it is not listed on Schedule 8.2 to the extent that the aggregate amount of such Indebtedness existing on the Closing Date and not so listed on Schedule 8.2 does not exceed Four Million and 00/100 Dollars ($4,000,000);

(d) Liens for taxes, assessments or governmental charges or claims that are not delinquent by more than thirty (30) days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(e) Liens incurred or deposits made in the ordinary course of business and (to the extent such practice has been established) consistent with past practice in connection with workers’ compensation, health, disability, and other employee benefits, unemployment insurance and other social security legislation;

(f) Liens created by or resulting from any legal proceeding with respect to which a Restricted Party is diligently prosecuting an appeal or other proceeding for review and such Restricted Party is maintaining adequate reserves in accordance with GAAP;

(g) (A) Liens in favor of a Loan Party given by another Restricted Party and (B) Liens in favor of a Restricted Party that is not a Loan Party given by another Restricted Party that is not a Loan Party;

(h) Liens on property of a Person securing Permitted Acquisition Indebtedness permitted under clause (m) of Section 8.1, provided that the Indebtedness secured by such Liens shall constitute First-Lien Indebtedness under clause (q) or (r) of Section 8.1;

(i) Liens securing Non-Recourse Debt permitted by Section 8.1(f);

(j) Liens securing Hedging Obligations permitted by Section 8.1(j);

(k) Liens incurred or deposits made in the ordinary course of business and (to the extent such practice has been established) consistent with past practice in connection with worker’s compensation, unemployment insurance or other social security or similar obligations;

(l) Liens, deposits or pledges to secure public or statutory obligations, or the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), stay and customs bonds, leases, statutory obligations, statutory bonds, return of money bonds or other similar obligations arising in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, provided that the Indebtedness arising under performance bonds for bids, tenders and contracts secured by such Liens shall not secure Indebtedness exceeding Fifteen Million and 00/100 Dollars ($15,000,000) in the aggregate at any time;

(m) Liens given to a public utility of any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business;

(n) reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets;

(o) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Restricted Parties;

(p) servicing agreements, development agreements, site plan agreements, and other agreements with Governmental Authorities pertaining to the use or development of assets, provided each is complied with in all material respects and does not materially interfere with the use of such assets in the operation of the business;

(q) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof to the extent the obligations so secured are permitted by Section 8.1;

(r) (A) bankers’ Liens and Liens in favor of collecting or payor banks or financial institutions having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Parent or any Subsidiary on deposit with or in possession of such bank, (B) Liens that are contractual rights of set-off (and related pledges) relating to pooled deposits, sweep accounts, reserve accounts or similar accounts of the Parent or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business and (to the extent such practice has been established) consistent with past practice of the Parent or any Subsidiary, including with respect to credit card charge-backs and similar obligations, or (C) Liens that are contractual rights of set-off (and related pledges) relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the Parent or any Subsidiary in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(s) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default;

(t) Liens arising in connection with any First-Lien Indebtedness permitted in clauses (q) and (r) of Section 8.1; and if such Liens are (or are intended by a Restricted Party to be) pari passu with Liens on the Collateral securing the Obligations, such Liens shall be subject to a Permitted Pari Passu Intercreditor Agreement; provided that, with respect to Liens permitted under clause (q) of Section 8.1, such Liens shall rank pari passu with the Liens on the Collateral securing the Obligations;

(u) Liens securing insurance premiums financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums;

(v) Liens securing the Existing Senior Secured Indebtedness until such time as the Liens permitted under clause (a) of Section 8.1 have been perfected or any registration or filings have been made with respect thereto as required by this Agreement or the Security Documents;

(w) Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, supplier’s, construction or other like Liens, in each case securing obligations incurred in the ordinary course of business and (to the extent such practice has been established) consistent with past practice that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Parent or any Subsidiary shall have set aside on its books reserves in accordance with GAAP;

(x) Liens disclosed by the title insurance policies delivered on or subsequent to the Closing Date and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted by this Agreement; and provided further that, with respect to any real property subject to a Mortgage in favor of Collateral Agent, such Permitted Liens shall be subject to the standards set forth in the Real Property Deliverables;

(y) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Parent or any Subsidiary in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(z) Liens (A) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, (B) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes, (C) in respect of Third Party Funds in favor of such Third Party or (D) in favor of credit card companies pursuant to agreements therewith incurred in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(aa) Liens securing obligations in respect of trade-related letters of credit, bankers’ acceptances or similar obligations and completion guarantees permitted under Section 8.1 and covering only the property (or the documents of title in respect of such property) financed by such letters of credit, bankers’ acceptances or similar obligations and completion guarantees and the proceeds and products thereof;

(bb) leases, subleases, or licenses or sublicenses (including with respect to Intellectual Property) granted to others in the ordinary course of business and (to the extent such practice has been established) consistent with past practice not interfering in any material respect with the business of the Parent and its Subsidiaries, taken as a whole;

(cc) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(dd) Liens solely on any cash earnest money deposits made by the Parent or any Subsidiary in connection with any letter of intent or purchase agreement in respect of any Permitted Acquisition or other Investment or acquisition permitted hereunder; provided that no such Liens shall be outstanding for a period in excess of 180 days after the date such deposit, Investment or acquisition was made;

(ee) Liens on any amounts held by a trustee or agent under any indenture or other debt agreement issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture or other debt agreement pursuant to customary discharge, redemption or defeasance provisions; provided that no such Liens shall be outstanding for a period in excess of 180 days after the date such amounts are first held by such trustee or agent;

(ff) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(gg) agreements to subordinate any interest of the Parent or any Subsidiary in any accounts receivable or other proceeds arising from inventory or equipment consigned by the Parent or any Subsidiary pursuant to a consignment agreement entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(hh) Liens arising from precautionary Uniform Commercial Code financing statements or PPSA financing statements (or the equivalent in any applicable jurisdiction) regarding Operating Leases or other obligations not constituting Indebtedness;

(ii) to the extent permitted under Section 8.4(n), restrictions on transfers of Equity Interests of joint ventures pursuant to the relevant joint venture agreement or arrangement;

(jj) Liens on cash, Cash Equivalents, or marketable securities maintained in one or more Accounts securing letters of credit permitted by Section 8.1(l); provided that such cash, Permitted Investments, and marketable securities do not exceed 105% of the stated face amount of such letters of credit secured thereby;

(kk) Liens on securities that are the subject of repurchase agreements constituting Permitted Investments described in Section 8.4(u);

(ll) In the case of real property that constitutes a leasehold interest of the Parent or any Subsidiary, any Liens to which the fee simple interest (or any superior leasehold interest) is subject that, individually or in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of the Parent or any Subsidiary or create any lien on any assets of the Parent or such Subsidiary other than with respect to such leasehold interest;

(mm) reserved;

(nn) Liens arising out of conditional sale, title retention or similar arrangements for the sale or purchase of goods by the Parent or any Subsidiary in the ordinary course of business and (to the extent such practice has been established) consistent with past practice and subject to the limitations of Section 8.1(r) on any Indebtedness secured by such Liens;

(oo) Liens to secure any Indebtedness issued or incurred to Refinance (or successive Indebtedness issued or incurred for subsequent Refinancings) as a whole, or in part, any Indebtedness secured by any Lien permitted by this Section 8.2; provided that (v) with respect to any Liens on the Collateral being incurred under this clause (oo), if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were junior to the Liens permitted under Section 8.2(a), then such Liens on such Collateral being incurred under this clause (oo) shall also be junior to the Liens permitted under Section 8.2(a), (w) with respect to any Liens on the Collateral being incurred under this clause (oo), if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were pari passu with the Liens permitted under Section 8.2(a), then such Liens on such Collateral being incurred under this clause (oo) may also be pari passu with or junior to the Liens permitted under Section 8.2(a), (x) (other than Liens contemplated by the foregoing clauses (v) and (w)) such new Lien shall be limited to all or part of the same type of property that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being Refinanced), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable), (B) unpaid accrued interest and premium (including tender premiums) and (C) an amount necessary to pay any associated underwriting discounts, defeasance costs, fees, commissions and expenses, and (z) on the date of the incurrence of the Indebtedness secured by such Liens, the grantors of any such Liens shall be no different from the grantors of the Liens securing the Indebtedness being Refinanced or grantors that would have been obligated to secure such Indebtedness or a Loan Party;

(pp) restrictions by Governmental Authorities on the operations, business or assets of the Parent or any Subsidiary that are customary in the Parent’s or such Subsidiary’s business;

(qq) (i) mortgages, liens, security interests, restrictions, encumbrances and any other matters that have been placed by a Governmental Authority, developer, landlord or other third party over which the Parent or any Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto and (ii) any condemnation or eminent domain or expropriation proceedings affecting any real property;

(rr) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-Wholly Owned Subsidiaries; and

(ss) extensions or renewals of any Liens referred to in clauses (a) through (rr) of this Section 8.2, provided that the renewal or extension is limited to all or part of the assets or property securing the original Lien and, if the Indebtedness secured by such Liens is Permitted Refinancing Indebtedness, only to the extent of such Permitted Refinancing Indebtedness.

For the avoidance of doubt, for purposes of determining compliance with this Section 8.2, (i) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category (or portion thereof) of Permitted Liens described in clauses (a) through (ss) above but may be permitted in part under any combination thereof that meets the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses and otherwise complies with this Section 8.2, and (ii) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof) of Permitted Liens described in clauses (a) through (ss) of this Section 8.2, the Restricted Parties shall be entitled to divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses, and otherwise complies with this Section 8.2; provided that, for the avoidance of doubt, in no event shall the principal amount secured by Liens permitted under clauses (a) through (ss) of this Section 8.2 be increased as a result of any Permitted Refinancing Indebtedness secured by any such Lien.

In addition, with respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common equity of a Loan Party, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference, and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in the definition of “Indebtedness”.

Section 8.3 Dispositions . Make any Disposition, except for the following:

(a) Dispositions having a fair market value of less than Five Million and 00/100 Dollars ($5,000,000) in an aggregate amount from and after the Closing Date;

(b) sales of real estate owned by a Loan Party or any Subsidiary including sale and leaseback transactions of real estate; provided that at least seventy-five percent (75.00%) of the net cash proceeds of each such sale will be (i) reinvested into real estate owned by a Loan Party or a Subsidiary, which real estate shall not be subject to any Lien (other than in favor of a Secured Party), (ii) used to make a capital expenditure or otherwise invest in property owned by a Loan

Party in furtherance of the Core Business, or (iii) repay Indebtedness outstanding under this Agreement in accordance with Section 3.3(b), provided that (A) the net proceeds of a sale-and-leaseback transaction shall be net of any amount received in expectation that it will later be applied to the property subject to the sale-and-leaseback transaction and (B) the total permitted amount of all sale and leaseback transactions, to the extent they result in Finance Lease Obligations, shall be subject to the limitations under Section 8.1(r);

(c) any other Disposition not otherwise permitted pursuant to this Section 8.3, so long as (i) such Disposition is for fair market value and (ii) the Borrower offers to prepay the proceeds of such Disposition to the Lenders in accordance with Section 3.3(b)(iv); provided that seventy-five percent (75.00%) of the proceeds of any such Disposition shall be in cash or Cash Equivalents and that no such Disposition shall be made after the occurrence and during the continuance of an Event of Default;

(d) sales of inventory, products or services in the ordinary course of business and (to the extent such practice has been established) consistent with past practice and in compliance with all applicable Laws (including with reference to the enforcement policies of the applicable Governmental Authority);

(e) any Disposition of cash or Cash Equivalents in a manner not otherwise prohibited by this Agreement;

(f) Dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(g) the trade or exchange by a Restricted Party of any asset for any other asset or assets that is used or useable in the Core Business in the ordinary course of business, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that (i) the fair market value of the asset or assets received by the Restricted Party in such trade or exchange (including any such cash or Cash Equivalents) is at least equal to the fair market value (as determined in good faith by the Borrower) of the asset or assets disposed of by the Restricted Party pursuant to such trade or exchange, (ii) such transactions shall not exceed Two Million Dollars and 00/100 ($2,000,000) in the aggregate in any period of four (4) consecutive Fiscal Quarters;

(h) any (i) sale, lease, conveyance or other disposition of (A) inventory, products, or services, in the ordinary course of business and (to the extent such practice has been established) consistent with past practice and (B) any tangible personal property or equipment that has become damaged, worn out, surplus, no longer used in or useful to the Core Business, or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment and (ii) lease or sublease of any asset in the ordinary course of business and (to the extent such practice has been established) consistent with past practice for fair market value (as determined in good faith by the Borrower);

(i) a Restricted Payment, Permitted Lien or Permitted Investment that is otherwise permitted by this Agreement;

(j) a surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(k) reserved;

(l) sales or dispositions set forth on Schedule 8.3;

(m) the unwinding of any Hedging Obligations;

(n) the abandonment of intellectual property rights in the ordinary course of business or in the reasonable business judgment of the Borrower to the extent not useful or necessary in connection with the Core Business;

(o) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law;

(p) any Disposition by any Loan Party to any Restricted Party that is not a Loan Party for fair market value, as determined by an opinion, issued by an independent financial advisor, in an aggregate amount during the term of this Agreement not to exceed Ten Million and 00/100 Dollars ($10,000,000), provided that, for any such Disposition, or series of related Dispositions, having a fair market value, as determined by Borrower in good faith, of less than Two Million and 00/100 Dollars ($2,000,000), such opinion from an independent financial advisor shall not be required;

(q) any Disposition by any Loan Party to any other Loan Party;

(r) any Disposition by any Restricted Party that is not a Loan Party to any other Restricted Party to the extent any resulting Investment constitutes a Permitted Investment;

(s) any Disposition of assets or property subject to a Permitted Lien resulting from foreclosure on such assets or property; and

(t) leases, licenses or subleases or sublicenses of any real or personal property (including any technology or other Intellectual Property) in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, for fair market value and not interfering, individually or in the aggregate, in any material respect with the business of the Parent and Subsidiaries, taken as a whole.

Section 8.4 Investments. Make any Investments except the following (“Permitted Investments”):

(a) Investments listed on Schedule 8.4 and any extensions, renewals, or replacements thereof or reinvestments therein, provided that any such extension, renewal, or replacement thereof or reinvestment therein does not increase the amount of such Investment; provided further, that any individual Investment existing on the Closing Date in an amount of less than Three Million and 00/100 Dollars ($3,000,000) shall be permitted if it is not listed on Schedule 8.4 to the extent that the aggregate amount of Investments existing on the Closing Date and not so listed on Schedule 8.4 does not exceed Ten Million and 00/100 Dollars ($10,000,000); provided that, any Investment required to be listed on Schedule 8.4 pursuant to Section 8.4(q) shall be so listed, regardless of the amount of such Investment; provided that, for the avoidance of doubt, in the event any part of any Investment listed on Schedule 8.4 will constitute or be required to be a Material Subsidiary, then Borrower shall comply with Section 7.15 with respect to such Material Subsidiary;

(b) Permitted Acquisitions (including Investments in a Restricted Party solely to provide such Restricted Party with consideration necessary to consummate a Permitted Acquisition, provided such Investment is made substantially contemporaneously with such Permitted Acquisition);

(c) reserved;

(d) Investments in the real estate, construction and buildout costs, property, plant and equipment including land, buildings, machinery, production equipment, computers, furniture, fixtures and vehicles belonging to any Restricted Party and in which such Restricted Party, if it is a Loan Party, will provide a security interest, mortgage or fixture filing, as applicable, to the Collateral Agent for the benefit of the Lenders;

(e) any Investment in cash or Cash Equivalents;

(f) any Investment made as a result of the receipt of non-cash consideration from a Disposition that was made pursuant to and in compliance with Section 8.3(b);

(g) Hedging Obligations permitted by Section 8.1(j);

(h) Investments received as a result of the bankruptcy or reorganization of a Person or taken in settlement or other resolutions of claims or disputes or in satisfaction of judgments, and extensions, modifications and renewals thereof in the ordinary course of business and (to the extent such practice has been established) consistent with past practice or Investments acquired by the Parent or any Subsidiary as a result of a foreclosure by the Parent or any Subsidiary with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(i) advances to customers or suppliers in the ordinary course of business and (to the extent such practice has been established) consistent with past practice that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of the Restricted Parties and endorsements for collection or deposit arising in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, in an amount not to exceed Ten Million and 00/100 Dollars ($10,000,000) at any time during which the Obligations are outstanding;

(j) loans or advances to officers, directors, members of management, consultants, independent contractors and employees of a Restricted Party or any of its Subsidiaries (i) in respect of business-related travel and entertainment expenses, relocation costs and similar purposes in the ordinary course of business and (to the extent such practice has been established) consistent with past practice or (ii) for any other purpose, which, in the aggregate outstanding amount, do not at any time exceed Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000);

(k) Guarantees permitted under Section 8.1;

(l) guarantees supporting the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), stay and customs bonds, leases, statutory obligations, statutory bonds, return of money bonds or other similar obligations or guarantees of other obligations that do not constitute Indebtedness arising in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(m) any Investment by a Loan Party in another Loan Party (including any Investment by a Loan Party in a Restricted Party that is not a Loan Party for the ultimate purpose of making such Investment in a Loan Party, so long as such Investments are part of one substantially contemporaneous transaction) or by a Restricted Party that is not a Loan Party in another Restricted Party; provided that, if the recipient of such Investment is not a Loan Party, the Percentage Ownership of the Restricted Party making such Investment is not greater than the Percentage Ownership of the Restricted Party receiving such Restricted Payment;

(n) Investments in the ordinary course of business and (to the extent such practice has been established) consistent with past practice consisting of the contribution or transfer of assets in whatever manner pursuant to joint marketing or other joint venture business arrangements with other Persons in an aggregate amount not to exceed Ten Million and 00/100 Dollars ($10,000,000) at any time;

(o) any Investments received in compromise or resolution of obligations of trade creditors or customers, including accounts receivable, that were incurred in the ordinary course of business of a Restricted Party, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(p) other Investments, including without limitation bridge loans in connection with Permitted Acquisitions, having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other outstanding Investments permitted pursuant to this clause (p), not to exceed an aggregate amount at any time outstanding equal to thirty percent (30.00%) of Consolidated EBITDA for the most recently completed period of four Fiscal Quarters as of the end of the most recent Fiscal Quarter for which audited financial statements have been delivered pursuant to Section 7.1(a) or internal financial statements have been delivered pursuant to Section 7.1(b);

(q) any Investment in respect of share price guarantees for share consideration given by a Restricted Party with respect to acquisitions prior to the Closing Date in an aggregate amount not to exceed Thirty-Five Million and 00/100 Dollars ($35,000,000) as scheduled and identified on Schedule 8.4;

(r) any Investment solely in exchange for the issuance of Equity Interests of the Parent, including the portion of any Investment for which the consideration is solely Equity Interests of the Parent;

(s) Investments in the ordinary course of business and (to the extent such practice has been established) consistent with past practice consisting of loans or advances from any Loan Party or any Subsidiary thereof to any non-Loan Party Subsidiary in an aggregate amount not to exceed Ten Million and 00/100 Dollars ($10,000,000) at any time plus an amount equal to any returns of or on capital actually received in respect of any such Investment (not exceeding the amount of the original Investment);

(t) Any Investment that constitutes a Restricted Payment permitted by Section 8.7;

(u) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clauses (a), (b), (c) or (f) (solely as such clause (f) refers to instruments equivalent to those referred to in clauses (a) through (c) of the definition of “Cash Equivalents”) of the definition of “Cash Equivalents” entered into with a commercial bank meeting the qualifications described in the definition of “Cash Equivalents”;

(v) Investments resulting from pledges and deposits permitted under Section 8.2;

(w) Investments of a person that becomes a Subsidiary of the Parent after the Closing Date or of a person merged into or amalgamated or consolidated with the Parent or any Subsidiary after the Closing Date, in each case, (i) to the extent such acquisition, merger, amalgamation or consolidation is permitted under this Section 8.4 and (ii) to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(x) acquisitions by the Parent or any Subsidiary of obligations of one or more officers, directors, or employees of the Parent or any Subsidiary thereof in connection with such officer’s, director’s or employee’s acquisition of Equity Interests of the Parent, so long as no cash is actually advanced by the Parent or any Subsidiary to such officers, directors, or employees in connection with the acquisition of any such obligations; and

(y) to the extent constituting Investments, purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of Intellectual Property or the contribution of Intellectual Property pursuant to joint marketing arrangements, in each case in the ordinary course of business and (to the extent such practice has been established) consistent with past practice.

For the avoidance of doubt, for purposes of determining compliance with this Section 8.4, (i) an Investment need not be permitted solely by reference to one category (or portion thereof) of Permitted Investments described in clauses (a) through (y) of this Section 8.4 but may be permitted in part under any combination thereof that meets the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses and otherwise complies with this Section 8.4, and (ii) in the event that an Investment (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof) of Permitted Investments described in clauses (a) through (y) of this Section 8.4, the Restricted Parties shall be entitled to divide, classify or reclassify, or later divide, classify, or reclassify, such Investment (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses, and otherwise complies with this Section 8.4.

Section 8.5 Fundamental Changes. Without the written consent of the Required Lenders, other than with respect to clause (a) of the definition of “Permitted Changes” wind-up, liquidate or dissolve, or enter into any consolidation, merger or amalgamation, except for Permitted Changes.

Section 8.6 Transactions with Affiliates. Enter into any material transaction of any kind with any Affiliate of a Loan Party or a Subsidiary, whether or not in the ordinary course of business, other than on fair and reasonable terms substantially as favorable to the Loan Party or such Subsidiary as would be obtainable by the Loan Party or such Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate, provided that the foregoing restriction shall not apply to:

(a) transactions scheduled and identified on Schedule 8.6; provided, that any Affiliate transaction existing on the Closing Date involving an amount of less than Three Million and 00/100 Dollars ($3,000,000) shall be permitted if it is not listed on Schedule 8.6 to the extent that the aggregate amount of such Affiliate transactions existing on the Closing Date and not so listed on Schedule 8.6 does not exceed Ten Million and 00/100 Dollars ($10,000,000);

(b) transactions between or among Loan Parties or between and among Restricted Parties that are not Loan Parties;

(c) any transaction with an Affiliate or Subsidiary that constitutes a Permitted Change or is not prohibited by Section 8.3, Section 8.4 or Section 8.7;

(d) employment, indemnification, and compensation arrangements (including arrangements made with respect to benefits, bonuses and equity-based awards) entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice with members of the board of directors, officers, members of management, employees, independent contractors or consultants of a Loan Party or a Subsidiary of a Loan Party;

(e) payments by a Loan Party and its Subsidiaries pursuant to tax sharing agreements among such Loan Party and its Subsidiaries on customary terms that require each party to make payments when such taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the group by such party;

(f) reserved;

(g) any issuance of Equity Interests other than Disqualified Stock, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans in connection with employee benefit and compensation programs approved by the Board of Directors of the Parent;

(h) loans or advances to employees or consultants of the Parent or any of its Subsidiaries permitted under Section 8.4;

(i) (i) any employment agreements entered into by the Parent or any of its Subsidiaries in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, (and (ii) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto;

(j) transactions for the purchase or sale of goods, equipment, products, parts and services entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(k) transactions with joint ventures permitted under Section 8.4(n) (i) for the purchase or sale of goods, equipment, products, parts and services entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice or (ii) to the extent the joint venture partner is not otherwise an Affiliate of the Parent or its Subsidiaries;

(l) payments, loans (or cancellation of loans) or advances to employees or consultants that are (i) approved by a majority of the Disinterested Directors of the Parent in good faith to be in the best interest of the Parent, (ii) made in compliance with applicable law and (iii) otherwise permitted under this Agreement; and

(m) intercompany transactions undertaken in good faith (as certified by a Responsible Officer of the Borrower) for the purpose of improving the consolidated tax efficiency of the Parent and its Subsidiaries and not for the purpose of circumventing any covenant set forth herein; provided that any such transaction is not reasonably expected to materially diminish any Lender’s interest in the Entity Guarantees or Collateral.

Section 8.7 Restricted Payments. Make any Restricted Payment except the following:

(a) Restricted Payments listed on Schedule 8.7(A); including Tax Benefit Payments (as defined in the Tax Receivable Agreement) to any Member (as defined in the Tax Receivable Agreement) pursuant to the terms of the Tax Receivable Agreement, but excluding Early Termination Payments (as defined in the Tax Receivable Agreement) and any other payments to Members (as defined in the Tax Receivable Agreement) pursuant to Article 4 of the Tax Receivable Agreement;

(b) Restricted Payments listed on Schedule 8.7(B) pertaining to obligations under definitive agreements for a Permitted Acquisition;

(c) Restricted Payments made solely from cash proceeds from the issuance or sale of Equity Interests of the Parent or of any equity investment by Third Parties in the Parent (including cash proceeds received from an exercise of warrants or options or from the issue or sale of convertible or exchangeable securities of a Loan Party that have been converted into or exchanged for Equity Interests), in each case only if (i) such cash proceeds were obtained after the Closing Date, (ii) such cash proceeds were not used as a basis to permit an increase in the amount of First-Lien Indebtedness permitted under Section 8.1(r), (iii) such issuance or equity investment is otherwise permitted by this Agreement, (iv) and such issuance or equity investment does not result in a Change of Control;

(d) any Restricted Payment consented to in writing by the Administrative Agent with the consent of the Required Lenders;

(e) Restricted Payments made to any Loan Party (including Restricted Payments paid by a Loan Party to a Restricted Party that is not a Loan Party for the ultimate purpose of distributing such Restricted Payment to a Loan Party, so long as such Restricted Payments are part of one substantially contemporaneous transaction) or by Restricted Parties that are not Loan Parties to any other Restricted Party; provided that, if the recipient of such Restricted Payment is not a Loan Party, the Percentage Ownership of the Restricted Party making such Restricted Payment is not greater than the Percentage Ownership of the Restricted Party receiving such Restricted Payment;

(f) reserved;

(g) Restricted Payments by a Restricted Party to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Equity Interests of any such Restricted Party, provided that the aggregate amount of all Restricted Payments made under this clause (g) shall not exceed Two Million and 00/100 Dollars ($2,000,000);

(h) Acquisitions by a Restricted Party of Equity Interests of a non-wholly-owned Subsidiary of such Restricted Party in exchange for Equity Interests of the Parent, consistent with past practice;

(i) Restricted Payments made in furtherance of the acquisitions set forth on Schedule 8.4 and Restricted Payments made in furtherance of the acquisitions made pursuant to Section 8.4(b); provided that the aggregate amount of all Restricted Payments paid under this clause (i) shall not exceed Two Million and 00/100 Dollars ($2,000,000);

(j) distributions, as a dividend or otherwise, payable solely in the Equity Interests of the Parent or a Subsidiary thereof; provided that any distribution payable in Equity Interests of a Subsidiary to a Person that is not a Loan Party shall be permitted only if the ultimate purpose of making such distribution is a distribution to a Loan Party, and as long as such intermediate distribution to a Restricted Party that is not a Loan Party is part of one substantially contemporaneous transaction;

(k) Restricted Payments made in the form of payments by the Parent or any Subsidiaries thereof pursuant to the exercise, settlement or termination of any related capped call, hedge, warrant, or other similar transactions in connection with an issuance of convertible instruments, in an aggregate amount from and after the Closing Date not to exceed Five Million and 00/100 Dollars ($5,000,000);

(l) repurchases or redemptions of Equity Interests of the Parent (including related stock appreciation rights or similar securities) pursuant to a normal course issuer bid made in accordance with Part 4.1 of National Instrument 62-104 – Take-Over Bids and Issuer Bids; and

(m) Restricted Payments resulting from payments made with any proceeds of a dissolution or liquidation; provided that such dissolution or liquidation constitutes a Permitted Change.

For the avoidance of doubt, in determining whether any Restricted Payment is permitted by this Section 8.7, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of one or more of the categories of Restricted Payments described in clauses (a) through (m) of this Section 8.7, the Restricted Parties will be entitled to classify and later reclassify (based on circumstance existing at the time of such reclassification) such Restricted Payment or portions thereof in any manner that meets the criteria of one or more of such clauses, does not cause the Restricted Parties to exceed the limits of such clauses and otherwise complies with this Section 8.7, and such Restricted Payment or portion thereof will be treated as having made pursuant to only such clause or clauses (or portions thereof).

Section 8.8 Margin Regulations. Use the proceeds of the Loan in violation of the Margin Regulations, or for the purpose of purchasing or carrying any “margin stock” as defined in the Margin Regulations or reducing or retiring any Indebtedness which was originally incurred to purchase or carry “margin stock” or for any other purpose which might make this transaction a “purpose credit” within the meaning of the Margin Regulations.

Section 8.9 No Other Negative Pledge and Agreements to Restrict Dividends. (i) Enter into, incur or permit to exist, directly or indirectly, any agreement, instrument, deed, lease or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Loan Party to create, incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or revenues in favor of the Secured Parties to secure the Obligations under the Loan Documents, whether now owned or hereafter acquired, or (ii) enter into any arrangement or agreement the operative effect of which is to restrict the payment of dividends or distributions by any Subsidiary of a Loan Party, except, in each case:

(a) the Loan Documents;

(b) applicable Laws;

(c) any agreement or instrument permitted under this Agreement and creating or relating directly to a Permitted Lien; provided that with respect to clause (ii) above, such restrictions are not materially more restrictive, taken as a whole, than the restrictions contained in this Agreement (in each case as determined in good faith by the Borrower);

(d) with respect to clause (i) above, customary provisions in leases, licenses, subleases, sublicenses or assignments of real or personal property entered into by any Loan Party or any Subsidiary as lessee, licensee, sublessee, sublicensee or assignee in the ordinary course of business, restricting the granting of Liens therein or in property that is the subject thereof;

(e) customary restrictions and conditions contained in any agreement relating to the sale of assets pending such sale; provided that with respect to clause (ii) above, such restrictions shall be permitted only to the extent relating to such sale of a Subsidiary;

(f) agreements, instruments, deeds, leases or other arrangements listed on Schedule 8.9;

(g) which are binding on a Subsidiary at the time such Subsidiary first becomes a Subsidiary pursuant to an acquisition, so long as such agreement or arrangement was not entered into solely in contemplation of such Person becoming a Subsidiary pursuant to such acquisition;

(h) which are customary provisions in joint venture agreements permitted under Section 8.4(n) and entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(i) reserved;

(j) with respect to clause (i) above, which are on cash, other deposits or net worth or similar restrictions imposed by Persons under contracts permitted under this Agreement and entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(k) reserved;

(l) reserved;

(m) any restrictions imposed by any agreement relating to Indebtedness permitted under Section 8.1 or Permitted Refinancing Indebtedness in respect thereof, to the extent such restrictions are not materially more restrictive, taken as a whole, than the restrictions contained in this Agreement (in each case as determined in good faith by the Borrower);

(n) reserved;

(o) with respect to clause (i) above, customary provisions restricting assignment of any agreement entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice, provided that the applicable provisions of the UCC rendering such provisions unenforceable will apply, as applicable;

(p) with respect to clause (ii) above, customary net worth provisions contained in real property leases entered into by Subsidiaries, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Parent and its Subsidiaries to meet their ongoing obligations (including the Obligations);

(q) reserved;

(r) with respect to clause (i) above, customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Parent or any Subsidiary entered into in the ordinary course of business and (to the extent such practice has been established) consistent with past practice;

(s) with respect to clause (i) above, restrictions on the transfer of property or assets required by any Governmental Authority having jurisdiction over the Parent or any Subsidiary or any of their businesses; and

(t) any agreement, instrument, deed, lease or other arrangement of the type referred to in Section 8.9(i) or (ii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of or similar arrangements to the extent permitted under this Agreement to the contracts, instruments or obligations referred to in clauses (a) through (s) of this Section 8.9; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or similar arrangements are, in the good faith judgment of the Borrower, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions as contemplated by such provisions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement, refinancing or similar arrangement.

Section 8.10 No Change in Fiscal Year. Change the Fiscal Year or Fiscal Quarter of any Loan Party without the prior written consent of the Administrative Agent, except, in each case, as required by GAAP.

Section 8.11 Stay, Extension and Usury Laws. At any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of its obligations under this Agreement or the other Loan Documents and the Borrower (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Lenders, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 8.12 Reserved.

Section 8.13 Reserved.

Section 8.14 Use of Proceeds. Use any Loan Proceeds for any purpose other than as set forth in Section 2.4.

Section 8.15 Governing Documents. Amend or modify any of its Governing Documents without the Required Lenders’ written consent in a manner that adds a requirement for additional Restricted Payments, or that could reasonably be expected to be materially adverse to the Lenders. For the avoidance of doubt, the amendments and modifications to the Loan Parties’ Governing Documents contemplated by the Parent’s management information circular, dated June 2, 2021, shall be permitted hereunder and shall not be deemed to violate this Section 8.15.

Section 8.16 Principal Place of Business. Change a Loan Party’s principal place of business or chief executive office or reorganize a Loan Party in a different jurisdiction without providing ten (10) days’ prior written notice to the Administrative Agent.

Section 8.17 Sale and Leaseback Transactions. Enter into any sale and leaseback transaction, other than as permitted under Section 8.1 and 8.3.

Section 8.18 Reserved.

Section 8.19 Conduct of Business. (a) Engage in any business substantially different than the Core Business, any other business reasonably related, complementary or ancillary to the Core Business or (b) sell any inventory outside of the ordinary course of business except as otherwise permitted under Section 8.3.

Section 8.20 Reserved.

Section 8.21 Anti-Money Laundering and Anti-Terrorism Laws. (a)(i) conduct any business or engage in any transaction or dealing with or for the benefit of any Blocked Person, including the making or receiving of any contribution of funds, goods or services to, from or for the benefit of any Blocked Person; (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked or subject to blocking pursuant to the Sanctions Programs; (iii) use any of the proceeds of the Advances or the transactions contemplated by this Agreement to finance, promote or otherwise support in any manner any illegal activity, including, without limitation, any violation of the Anti-Money Laundering and Anti-Terrorism Laws or any specified unlawful activity as that term is defined in the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956 and 1957; or (iv) violate, attempt to violate, or engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, any of the Anti-Money Laundering and Anti-Terrorism Laws in any material respects; or (b) with respect to any Loan Party, any Subsidiary or Affiliate of any Loan Party, any officer, director or principal shareholder (or, with respect to a Loan Party other than the Parent, a shareholder) or principal owner of any Loan Party, any of the Loan Parties’ respective agents acting or benefiting in any capacity in connection with the Loan or other transactions hereunder, shall be or shall become a Blocked Person.

Section 8.22 Anti-Bribery and Anti-Corruption Laws. (a) in violation of any Anti-Corruption Law, offer, promise, pay, give, or authorize the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any Foreign Official for the purpose of: (i) influencing any act or decision of such Foreign Official in his, her, or its official capacity; or (ii) inducing such Foreign Official to do, or omit to do, an act in violation of the lawful duty of such Foreign Official, or (iii) securing any improper advantage, in order to obtain or retain business for, or with, or to direct business to, any Person; or (b) act or attempt to act in any manner which would subject any of the Loan Parties or their Subsidiaries to liability under any Anti-Corruption Law.

Section 8.23 Investment Company Act of 1940. Engage in any business, enter into any transaction, use any securities or take any other action or permit any of its Subsidiaries to do any of the foregoing, that would cause it or any of its Subsidiaries to be required to register under the registration requirements of the Investment Company Act of 1940, as amended, by virtue of being an “investment company” or a company “controlled” by an “investment company” not entitled to an exemption within the meaning of such Act.

Section 8.24 Tax Receivables Agreement. Without the prior written consent of the Required Lenders which shall not be unreasonably withheld, delayed or conditioned, cause or allow the Tax Receivables Agreement to be amended, restated, supplemented or modified in any way after the Closing Date.

ARTICLE 9

RESERVED

ARTICLE 10

EVENTS OF DEFAULT AND REMEDIES

Section 10.1 Event of Default. An Event of Default shall exist upon the occurrence of any of the following specified events (each, an “Event of Default”):

(a) Non-Payment. (i) The Borrower shall fail to pay (A) any Principal Amount of any Loan when the same becomes due or, (B) any interest, fees or other amounts payable under the terms of this Agreement or any of the other Loan Documents within three (3) days of the date when the same becomes due, or (ii) any Loan Party fails to pay when due any amount payable under the Entity Guaranty.

(b) Specific Covenants. the Borrower fails to perform or observe, or fails to cause any Subsidiary to perform or observe, any covenant or agreement contained in any of Section 7.4(a), (b), (f), (h), or (i), Section 7.6(a) (solely with respect to the Parent, the U.S. Parent, the Borrower or any Significant Subsidiary), Section 7.16 and Article 8.

(c) Other Defaults. Any Loan Party or any Subsidiary thereof fails to perform or observe (i) any other covenant or agreement contained in Section 7.6(b), Section 7.7(a) and Section 7.15 (to the extent a specific time frame for completion is set forth in Section 7.15) and such failure continues for ten (10) days after the earlier of the date a Responsible Officer of the Borrower has actual knowledge of such failure or written notice thereof to the Borrower from the Administrative Agent or any Lender, or (ii) any other covenants or agreement (not specified in Section 10.1(a)-(b) or the preceding clause (i) of this Section 10.1(c)) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of the date a Responsible Officer of the Borrower has actual knowledge of such failure or written notice thereof to the Borrower from the Administrative Agent or any Lender.

(d) Representations and Warranties. Any representation, warranty, certification or written statement of fact made or deemed made by or on behalf of any Loan Party in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect in any material respect when made or deemed made.

(e) Insolvency Proceedings, Etc. (i) The Parent, the U.S. Parent, the Borrower or any Significant Subsidiary, institutes or consents to the institution of any proceeding, or makes any filing, under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, trustee, monitor, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or (ii) a proceeding shall be commenced or a petition filed, without the application or consent of the Parent, the U.S. Parent, the Borrower or any Significant Subsidiary, as applicable, seeking or requesting the appointment of any receiver, interim receiver, trustee, monitor, custodian, conservator, liquidator, rehabilitator or similar officer is appointed and the appointment continues undischarged, undismissed or unstayed for sixty (60) calendar days or an order or decree approving or ordering any of the foregoing shall be entered; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding.

(f) Inability to Pay Debts; Attachment. (i) The Parent, the U.S. Parent, the Borrower or any Significant Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due in the ordinary course of business, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within sixty (60) days after its issuance or levy.

(g) Cross Default. Failure by a Loan Party to pay any Indebtedness (other than Indebtedness owing to another Loan Party) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by holders thereof because of a default, in each case if the total amount of such Indebtedness unpaid or accelerated exceeds Twenty Million and 00/100 Dollars ($20,000,000).

(h) Judgments. There is entered against the Parent, the U.S. Parent, the Borrower or any Significant Subsidiary (i) one or more final judgments for the payment of money in the aggregate amount exceeding Ten Million and 00/100 Dollars ($10,000,000) (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), or (ii) any one or more non-monetary judgments the financial impact of which exceeds the aggregate amount of Ten Million and 00/100 Dollars ($10,000,000) and, in either case under clauses (i) or (ii) of this provision, such judgment is not, within sixty (60) days after the entry thereof, satisfied, vacated, discharged or execution thereof stayed or bonded pending appeal, or such final judgment is not satisfied, vacated, discharged prior to the expiration of any such stay.

(i) Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any provision of any Loan Document; or any Governmental Authority with jurisdiction commences a proceeding seeking to invalidate the Loan Documents; or any Loan Party denies that it has any or further liability or obligation under any Loan Document or purports to revoke, terminate or rescind any provision of any Loan Document (other than in accordance with the Loan Documents).

(j) Security Documents. Except as resulting from the actions or omissions of the Administrative Agent or the Lenders, any Lien intended to be created by any Security Document shall at any time be invalidated, subordinated or otherwise cease to be in full force and effect, or any security interest purported to be created by any Security Document shall cease to be, or shall be asserted by any Loan Party in writing not to be, a valid, first priority (except as expressly otherwise provided in this Agreement or such Security Document) perfected Lien in the Collateral covered thereby (except for immaterial items of Collateral).

(k) Criminal Act. Any Loan Party or any officer of any Loan Party or Subsidiary thereof authorized to act on behalf of it and in such capacity is criminally indicted or convicted (a) under any Law constituting embezzlement, theft, fraud or intentional misconduct, the adverse effect to any Loan Party or Loan Parties in the aggregate is in excess of Fifteen Million and 00/100 Dollars ($15,000,000) or (b) under any Law, that may reasonably be expected to lead to a forfeiture of any property of such Loan Party having a fair market value in excess of Fifteen Million and 00/100 Dollars ($15,000,000).

(l) Entity Guaranty. Any Loan Party shall repudiate or purport to revoke the Entity Guaranty, provided that no Event of Default under this clause (l) shall occur with respect to any Loan Party that has been released from the Entity Guaranty in accordance with this Agreement.

(m) Blocked Person. Any Loan Party or Subsidiary thereof shall become a Blocked Person.

(n) Change of Control. There occurs any Change of Control.

(o) Fraud. The commission of a Fraudulent Act by any Loan Party or any Subsidiary thereof in connection with the Loan.

(p) First Lien Intercreditor Agreement. Any party to any First-Lien Intercreditor Agreement (other than a Secured Party) provides notice pursuant to such First-Lien Intercreditor Agreement to any Agent of its enforcement of, or intent to enforce any of, its secured creditor rights or remedies under its agreements evidencing such party’s Indebtedness owed to it by any Loan Party or Subsidiary which notice has not been rescinded; provided that an Event of Default shall not occur pursuant to this Section 10.1(p) until 90 days after the Agent has delivered a copy of such notice to the Borrower and on such date such notice has not been rescinded and all or part of such Indebtedness remains outstanding.

Section 10.2 Remedies Upon Event of Default. In the case of an Event of Default, at any time thereafter during the continuance of such Event of Default, the Administrative Agent may, and at the request of the Required Lenders, shall, by written notice to the Borrower, take any one or more of the following actions, at the same or different times: (i) terminate this Agreement and any Commitments made hereunder, (ii) exercise any all remedies available to the Administrative Agent and the Lenders under the Security Documents or otherwise available at law or in equity, including the Uniform Commercial Code, by suit in equity by action at law, judicial or no judicial foreclosure, or otherwise, (iii) set off any amounts held in any Account under any Agent’s control, (iv) instruct any Loan Party to carry on and conduct such Loan Party’s business in substantially the same manner in the Core Business and to do all things necessary to maintain any Cannabis Licenses in continued effect and (v) declare any Note and any Loan then outstanding to be due and payable in whole (or in part, in which case any portion of the Principal Amount not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the Principal Amount so declared to be due and payable, together with accrued interest thereon and all charges, fees, expenses, indemnities and other Obligations owing or payable hereunder or under any other Loan Document, shall become due and payable immediately, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other notice of any kind, all of which are hereby waived by the Borrower. The Loan Parties must cooperate with the Administrative Agent and continue to operate the business as required by the Administrative Agent.

Section 10.3 Application of Funds. After the occurrence and during the continuance of an Event of Default, any amounts received on account of the Obligations shall be applied by the Administrative Agent in accordance with Section 3.10(b)-(c).

Section 10.4 Protective Advances/Cure Rights. If the Borrower fails to do so, at any time prior to payment in full of the Obligations under the Loan, the Administrative Agent, on behalf of the Lenders, without waiving or releasing any of the Obligations, upon prior written notice to the Borrower, may (but shall not be required to) make any payments as the Administrative Agent may deem necessary to protect and/or maintain the Collateral. In addition, if the Borrower fails to do so, if at any time a breach, Default or Event of Default, occurs or any Loan Party otherwise fails to perform or comply with any of the terms, covenants, and conditions to be performed and/or complied with, any other Indebtedness, then the Administrative Agent, on behalf of the Lenders, without waiving or releasing any of the Obligations, may (but shall not be required to):

(a) make advances to the Loan Parties and/or directly make any payments as the Administrative Agent may deem necessary to cure or remedy such event or failure, including, without limitation, to cure or prevent a Default or Event of Default or an exercise of any rights or remedies or options against the Loan Parties or Lenders; and/or

(b) perform any other acts on their part to be performed for such purposes.

The making by the Administrative Agent of any such advances, payments or performances will not, however, be deemed to cure any Default or Event of Default under the Loan Documents arising from the predicated Events of Default. All sums so advanced or paid and all costs and expenses incurred by the Administrative Agent in connection with the performance of any such act shall be subject to the same terms and shall be deemed to be part of the Loan (including that such advances shall bear interest at the Applicable Rate or, if an Event of Default shall have occurred and be continuing and the Administrative Agent has so elected, the Default Rate, and be due on the Maturity Date, will be added to the Principal Amounts of the Loan and the Note and if repaid prior to the Maturity Date will be secured by the Security Documents). All such payments and advances so actually made shall conclusively be deemed to be protective advances which are required and mandatory to preserve and protect the Collateral Agent’s security for the performance of the Obligations under the Loan Documents, and shall be secured by the Security Documents to the same extent and with the same priority as the other principal, interest and other amounts payable under the Loan Documents.

ARTICLE 11

ADMINISTRATIVE AGENT AND COLLATERAL AGENT

Section 11.1 Appointment and Authority.

(a) Each of the Lenders hereby irrevocably appoints [Redacted – Confidential] to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorize the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b) Each of the Lenders hereby irrevocably appoints [Redacted – Confidential] to act on its behalf as the Collateral Agent hereunder and under the other Loan Documents and authorize the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(c) The provisions of this Article 11 (except Section 11.9) are solely for the benefit of the Agents and the Lenders, and no Loan Party nor any of their Related Parties shall have rights as a third party beneficiary of any of such provisions.

Section 11.2 Rights as a Lender. The Person serving as an Agent hereunder, to the extent a Lender, shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Loan Party or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

Section 11.3 Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, each Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that such Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as such Agent or any of its Affiliates in any capacity. Such Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Lenders (or such other number or percentage of the Lenders as shall be necessary, or such Agent shall believe in good faith to be necessary, under the circumstances as provided in Section 12.1 and Section 10.2) or (ii) in the absence of its own gross negligence or willful misconduct. Such Agent shall not be deemed to have knowledge of any Default unless and until written notice describing such Default is given to any Agent by the Borrower or any Lender. Such Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 5 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to Agent.

Section 11.4 Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any writing sent through electronic mail) sent by a Loan Party believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, each Agent may presume that such condition is satisfactory to such Lender unless such Agent shall have received written notice to the contrary from such Lender prior to the making of such Loan. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 11.5 Delegation of Duties. Each Agent may perform any and all of their duties and exercise their rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article 11 shall apply to any such sub-agent and to the Related Parties of any Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as such an Agent.

Section 11.6 Resignation or Removal of the Administrative Agent or Collateral Agent.

(a) The Administrative Agent may at any time give written notice of its resignation to the Lenders and the Borrower to be effective not earlier than thirty (30) days from the date of such notice.

(b) The Collateral Agent may at any time give written notice of its resignation to the Lenders and the Borrower to be effective not earlier than thirty (30) days from the date of such notice.

(c) The Required Lenders may remove either Agent from their capacity as such Agent under this Article 11, upon 10 Business Days’ written notice to such Agent. Upon receipt of such notice, such Agent shall cease all further activities and duties in the capacity in for which it was removed and provide such assistance as the Required Lenders may reasonably request to effect an orderly transition to a new Agent.

(d) Upon receipt of any written notice of resignation by either Agent, or upon the removal of such Agent by the Required Lenders, or if there exists a vacancy in any such capacity for whatever reason, the Required Lenders shall have the right to appoint with the consent of the Borrower which shall not be unreasonably withheld, delayed or conditioned (except that such consent shall not be required at any time that an Event of Default is continuing), an Eligible

Assignee as a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring or removed Agent gives written notice of its resignation, then such retiring or removed Agent may, on behalf of the Secured Parties, appoint a successor Agent meeting the qualifications set forth above; provided that if the retiring or removed Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation or removal shall nonetheless become effective in accordance with such written notice, and (1) the retiring or removed Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents, and (2) all payments, communications and determinations provided to be made by, to or through such retiring or removed Agent shall instead be made by or to each Lender, until such time as the Required Lenders appoint a successor Agent as provided for above in this Section 11.6. Upon the acceptance of a successor’s appointment as an Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) or removed Agent, and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 11.6). After the retiring or removed Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article 11 and Section 12.4 shall continue in effect for the benefit of such retiring or removed Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as the Administrative Agent or the Collateral Agent, as applicable.

Section 11.7 Non-Reliance on Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 11.8 Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Subsidiary, Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loan, and all other obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 3.6 and Section 12.4) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders to pay to the Administrative Agent any amount due for the compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Section 3.6 and Section 12.4. Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 11.9 Collateral and Entity Guarantor Releases and Intercreditor Agreements.

(a) The Lenders hereby empower and authorize the Administrative Agent to execute and deliver to the Borrower on the Lenders’ behalf any agreements, documents or instruments as shall be necessary or appropriate to effect any releases of Collateral which shall be permitted by the terms hereof or of any other Loan Document (including, without limitation, in connection with any asset sale permitted hereunder or in connection with any release of any Entity Guarantor made in accordance with the Loan Documents) or which shall otherwise have been approved by the Required Lenders (or, if required by the terms of Section 12.1, all of the Lenders) in writing. In addition, the Lenders authorize the Administrative Agent to release any Entity Guarantor from its obligations under the Loan Documents if such Person is no longer required to be an Entity Guarantor hereunder or if such Person is sold, transferred or assigned in accordance with and to the extent permitted by the terms of this Agreement. Upon the request of the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of Collateral, or to release any Entity Guarantor from its obligations under the Loan Documents pursuant to the foregoing. In each case as specified hereto, the Administrative Agent shall (and each Lender hereby authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the security interest granted under the Loan Documents or to subordinate its interest therein, or to release any Entity Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents.

(b) The Lenders hereby irrevocably authorize and instruct the Administrative Agent and the Collateral Agent to, without any further consent of any Lender, enter into (or acknowledge and consent to) any Permitted Pari Passu Intercreditor Agreement or any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral that is not prohibited (including with respect to priority) under this Agreement and to subject the Liens on the Collateral securing the Obligations to the provisions thereof (any of the foregoing, an “Intercreditor Agreement”). The Lenders irrevocably agree that (x) the Collateral Agent may rely exclusively on a certificate of a Responsible Officer of the Borrower as to whether any such other Liens are not prohibited and (y) any Intercreditor Agreement entered into by the Collateral Agent shall be binding on the Secured Parties, and each Secured Party hereby agrees that it will take no actions contrary to the provisions of, if entered into and if applicable, any Intercreditor Agreement.

Section 11.10 Erroneous Payments.

(a) Each Lender hereby severally agrees that if (i) any Agent notifies (which such notice shall be conclusive absent manifest error) such Lender that any Agent has determined in its sole discretion that any funds received by such Lender from such Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender) or (ii) it receives any payment from any Agent (or any of its Affiliates) (A) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by any Agent (or any of its Affiliates) with respect to such payment, (B) that was not preceded or accompanied by a notice of payment sent by such Agent (or any of its Affiliates) with respect to such payment or (C) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) then, in each case an error in payment has been made (any such amounts specified in clauses (i) or (ii) of this Section 11.10(a), whether received as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, an “Erroneous Payment”) and the Lender is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment and to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by any Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b) Without limiting the immediately preceding clause (a) of this Section 11.10, each Lender agrees that, in the case of clause (a)(ii) of this Section 11.10, it shall promptly (and, in all events, within one (1) Business Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent in writing of such occurrence and, in the case of either clause (a)(i) or (a)(ii) of this Section 11.10 upon demand from the Administrative Agent, it shall promptly, but in all events no later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(c) The Borrower and each other Loan Party hereby agrees that (i) in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount, (ii) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party and (iii) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the applicable Lender or Agent, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received, except, in the case of each of clauses (i) through (iii) of this Section 11.10(c), to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by any Agent from the Borrower or any other Loan Party for the purpose of making a payment on the Obligations.

(d) Each party’s obligations under this Section 11.10 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Amendments, Actions Under this Agreement, Etc.

(a) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and either Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Maximum Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender directly affected thereby (except the waiver of the obligation to pay Default Rate of interest (both prior to its accrual and retroactively) shall not constitute a reduction in the rate of interest or fees for purposes of this clause (ii)), (iii) postpone the scheduled date of payment of the principal amount of any Loan (other than any reduction of the amount of, or any extension of the payment date for, the mandatory prepayments required under Section 3.3 in each case which shall only require the approval of the Required Lenders), or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Maximum Commitment, without the written consent of each Lender directly affected thereby, (iv) change any of the provisions of Section 3.5, Section 3.9, Section 3.10 and this Section 12.1, the definition of “Required Lenders,” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, (v) except as permitted by the terms of a Loan Document, release any Loan Party from its obligations under the Loan Documents without the written consent of each Lender, (vi) [intentionally deleted] or (vii) except as provided in clause (b) of this Section 12.1 or in any Security Document, release all or substantially all of the Collateral, without the written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the either Agent without the prior written consent of such Agent. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (i), (ii) or (iii) of the first proviso of this paragraph and then only in the event such Defaulting Lender shall be directly affected by such amendment, waiver or other modification;

(b) The Lenders hereby irrevocably authorize the Collateral Agent, at its option, to release any Liens granted to the Collateral Agent by the Loan Parties on any Collateral (i) upon the occurrence of the payment in full of all Obligations, (ii) constituting property being sold or disposed of if the Borrower certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry) or (iii) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article 10. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral;

(c) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrower or the Administrative Agent may elect to pay off or replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such payoff or replacement, (i) if determined to be necessary by the Administrative Agent and Borrower, another bank or other Person which is reasonably satisfactory to the Borrower and the Administrative Agent shall agree, as of such date, to purchase for cash the Loan and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date, and (ii) the Borrower shall pay to such Non-Consenting Lender in same day funds on the day of such payoff or replacement all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrower hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Section 4.1 and Section 4.2;

(d) If, the making of any Loan by one or more Lenders is made illegal by any applicable Governmental Authority (any such affected Lender being referred to herein as an “Affected Lender”), then the Borrower or the Administrative Agent may elect to replace an Affected Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) if determined to be necessary by the Administrative Agent and Borrower, another bank or other Person which is reasonably satisfactory to the Borrower and the Administrative Agent shall agree, as of such date, to purchase for cash the Loan and other Obligations due to the Affected Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Affected Lender to be terminated as of such date, and (ii) the Borrower shall pay to such Affected Lender in same day funds on the day of such replacement all interest, fees and other amounts then accrued but unpaid to such Affected Lender by the Borrower hereunder to and including the date of replacement, including without limitation payments due to such Affected Lender under Section 4.1 and Section 4.2;

(e) Notwithstanding the foregoing, technical and conforming modifications to the Loan Documents may be made with the consent of the Borrower and the Administrative Agent (but without the consent of any Lender) to the extent necessary (A) to integrate any Incremental Loan Commitments in a manner consistent with Section 2.3, including, with respect to Other Loans, as may be necessary to establish such Incremental Loan Commitments as a separate class or tranche from the existing Initial Loan Commitments or (B) to integrate any First-Lien Indebtedness other than the Initial Loans; or

(f) Notwithstanding anything to the contrary herein, the Administrative Agent may, with the consent of the Borrower only, amend, modify or supplement this Agreement or any of the other Loan Documents to cure any ambiguity, omission, mistake, defect or inconsistency.

Section 12.2 Notices; Effectiveness; Electronic Communication.

(a) Notices Generally. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be either (i) in writing and delivered by nationally recognized courier service or mailed by certified or registered mail or (ii) by electronic mail, (A) as to the Borrower, each Lender, each Agent, at its address specified on its signature page hereto (or, in the case of a Lender that becomes party to this Agreement by assignment, at its address specified in the Assignment and Assumption pursuant to which it became a Lender hereunder) and (B) any other Person, at such other Person’s address as shall be designated by such Person in a written notice to the Administrative Agent. All notices, elections, requests and demands under this Agreement shall be effective and deemed received upon the earliest of (i) the actual receipt of the same by personal delivery, (ii) one (1) Business Day after being deposited with a nationally recognized overnight courier service, or (iii) three (3) Business Days after being deposited in the United States mail. Any notice so given by electronic mail shall be deemed to have been given as of the date on which the sender of such communication shall confirm receipt thereof by the appropriate parties. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the notice, election, request, or demand sent.

(b) Change of Address, Etc. The Borrower or any Agent may change its address, electronic mail address or telephone number for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address, electronic mail address or telephone number for notices and other communications hereunder by written notice to the Borrower and each Agent.

(c) Reliance by Agents and Lenders. The Agents and the Lenders shall be entitled to rely and act upon any notices purportedly given by or on behalf of the Borrower even if such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein. The Borrower shall indemnify each Agent and each Lender, and the Related Parties of each of them, from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower.

Section 12.3 No Waiver; Cumulative Remedies. No failure by any Lender or any Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges of the Lenders and the Agents herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Section 12.4 Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses.

(A) The Borrower shall pay on the Closing Date all reasonable and invoiced (and showing in reasonable detail) out-of-pocket expenses incurred by the Agents (including the reasonable and invoiced (and showing in reasonable detail) fees, charges and disbursements of counsel for the Agents), that have been invoiced to the Borrower at least one (1) Business Day prior to the Closing Date, in connection with the preparation, negotiation, due diligence, execution, and delivery of this Agreement and the other Loan Documents.

(B) The Borrower shall pay (X) all reasonable and invoiced (and showing in reasonable detail) out-of-pocket expenses incurred by either Agent (including the reasonable and invoiced (and showing in reasonable detail) fees, charges and disbursements of counsel for such Agent), in connection with the administration of this Agreement and the other Loan Documents (including, without limitation, any such fees, charges and disbursements of counsel arising from either Agent’s actions under Section 7.12), (Y) all reasonable and invoiced (and showing in reasonable detail) out-of-pocket expenses incurred by either Agent (including the reasonable and invoiced (and showing in reasonable detail) fees, charges and disbursements of counsel for such Agent), in connection with any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and (Z) all documented out-of-pocket expenses incurred by any Agent or any Lender (including the reasonable documented fees, charges and disbursements of counsel for the Administrative Agent and each Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section 12.4, and (B) in connection with the Loan hereunder, including all such reasonable and invoiced (and showing in reasonable detail) out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of the Loan.

(b) Indemnification by Borrower. The Borrower shall indemnify and defend each Agent (and any sub-agent thereof), each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable and documented fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any other Loan Party (collectively, “Claims”) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties to the Loan Documents of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative or contributory negligence of any Indemnitee or its agents; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of any Indemnitee or its agents. This Section 12.4 shall not apply with respect to Taxes other than any Taxes that represent losses, claims and damages arising from any non-Tax claim.

(c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 12.4(a)-(b) to be paid by it to any Agent (or any sub-agent thereof), or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders hereunder to make payments pursuant to this Section 12.4(c) are several and not joint. The failure of any Lender to make any payment under this Section 12.4(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to make its payment under this Section 12.4(c).

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Law, the Borrower, on behalf of itself and each other Loan Party and its Related Parties, shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in Section 12.4(b) shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, unless such distribution is determined by a court of competent jurisdiction to be gross negligence or willful misconduct.

(e) Payments. All amounts due under this Section 12.4 shall be payable not later than five (5) Business Days after demand therefor.

(f) Survival. The agreements in this Section 12.4 shall survive the resignation or replacement of any Agent, the replacement of any Lender, the termination of the Loan and the repayment, satisfaction or discharge of all the other obligations.

Section 12.5 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by either Agent. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the obligations and the termination of this Agreement.

Section 12.6 Successors And Assigns.

(a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and any purported assignment or transfer by the Borrower in violation of the foregoing shall be null and void. Any Lender may at any time assign or otherwise transfer any of its rights or obligations hereunder without the consent of Borrower (i) to an Eligible Assignee in accordance with the provisions of Section 12.6(b), (ii) by way of participation to an Eligible Assignee in accordance with the provisions of Section 12.6(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 12.6(f) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided for in Section 12.6(d) and, to the extent expressly contemplated hereby, the Related Parties of the Administrative Agent and each Lender) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of the Loan at the time owing to it); provided that:

(A) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan and commitments assigned;

(B) no Lender may make an assignment to any Competitor;

(C) any assignment to an Eligible Assignee which is not, before such assignment, an existing Lender, shall be in a principal amount not less than Two Million and 00/100 Dollars ($2,000,000);

(D) any Eligible Assignee that is not an existing Lender shall complete an Administrative Questionnaire in form and substance satisfactory to the Administrative Agent;

(E) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, and the Administrative Agent shall promptly provide a copy of the same to the Borrower; and

(F) the Administrative Agent or one or more of its Affiliates shall serve as administrative agent hereunder;

provided that clauses (B) and (C) of this Section 12.6(b) shall not apply at any time an Event of Default under Section 10.1(e) has occurred and is continuing.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 12.6(c), from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Section 4.1 and Section 12.4 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 12.6(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.6(d).

(c) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and Principal Amounts (and stated interest) of the Loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower at any reasonable time and from time to time upon reasonable prior written notice. In addition, at any time that a request for consent for a material or substantive change to the Loan Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from the Administrative Agent a copy of the Register.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Eligible Participant (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of the Loan owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 12.1(a)(i)-(iv) that affects such Participant. Subject to Section 12.6(e), the Borrower agrees that each Participant shall be entitled to the benefits of Section 4.1 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.6(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.7 as though it were a Lender.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 4.1 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrower’s prior written consent.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to an Eligible Assignee to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledge or assignee for such Lender as a party hereto.

(g) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 12.7 Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent (but without the prior notice to or consent of the Borrower, any such notice and consent being expressly waived by the Borrower to the extent permitted by applicable Law), to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender under this Section 12.7 are in addition to other rights and remedies (including other rights of setoff) that such Lender may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

Section 12.8 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Principal Amounts of the Loan or, if it exceeds such unpaid Principal Amounts, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

Section 12.9 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement. Delivery of any executed counterpart of this Agreement by facsimile or transmitted electronically in either a Tagged Image Format File (“TIFF”) or Portable Document Format (“PDF”) shall be equally effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart by facsimile TIFF, or PDF shall also deliver a manually executed counterpart of this Agreement, but failure to do so shall not affect the validity, enforceability or binding effect of this Agreement.

Section 12.10 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by such Agent or such Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default at the time of any Advance, and shall continue in full force and effect as long as any Loan or any other Obligations (other than contingent indemnification obligations for which no claim has been asserted) remain unpaid or unsatisfied.

Section 12.11 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 12.12 Governing Law; Jurisdiction; Etc.

(a) THIS AGREEMENT WAS NEGOTIATED IN THE STATE OF NEW YORK, AND THE LOAN MADE BY LENDERS AND ACCEPTED BY BORROWER IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THE LOAN DELIVERED PURSUANT HERETO WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES IRREVOCABLY AND UNCONDITIONALLY AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, EACH AND ALL OF THIS AGREEMENT, THE NOTE, THE OTHER LOAN DOCUMENTS, AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER STATE) AND ANY APPLICABLE LAW OF THE UNITED STATES. TO THE FULLEST EXTENT PERMITTED BY LAW, THE BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS AGREEMENT, THE NOTE, AND/OR THE LOAN.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ANY AGENT, ANY LENDER OR ANY LOAN PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY AT SUCH AGENT’S OR SUCH LENDER’S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND THE BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. NOTHING HEREIN SHALL LIMIT THE RIGHT OF EITHER AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION. BORROWER DOES HEREBY DESIGNATE AND APPOINT:

Cogency Global

111 W. Washington St., Suite 1447

Chicago, IL 60602

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO THE BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY

RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE BORROWER IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. THE BORROWER (I) SHALL GIVE PROMPT WRITTEN NOTICE TO THE ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK OR COOK COUNTY, ILLINOIS (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR COOK COUNTY, ILLINOIS, OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(c) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY LENDER WITH RESPECT TO THIS AGREEMENT, ANY NOTE OR ANY OF THE OTHER LOAN DOCUMENTS, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, SHALL BE BROUGHT EXCLUSIVELY IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH LENDER ACCEPTS, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, ANY NOTE OR ANY OTHER LOAN DOCUMENT FROM WHICH NO APPEAL HAS BEEN TAKEN OR IS AVAILABLE. EACH LENDER IRREVOCABLY AGREES THAT ALL SERVICE OF PROCESS IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SET FORTH ON ITS SIGNATURE PAGE HERETO OR AT SUCH OTHER ADDRESS OF WHICH THE BORROWER SHALL HAVE BEEN NOTIFIED PURSUANT THERETO, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY EACH LENDER TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT.

Section 12.13 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY VOLUNTARILY, KNOWINGLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 12.13.

Section 12.14 Relationship of Parties. The relationship between the Borrower, on the one hand, and the Lenders and Agents, on the other, is, and at all times shall remain, solely that of borrower and lenders. Neither the Lenders nor the Agents shall under any circumstances be construed to be partners or joint venturers of any Loan Party or any of their Affiliates or direct or indirect owners; nor shall the Lenders or Agents under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with any Loan Party or any of their Affiliates or direct or indirect owners, or to owe any fiduciary duty to any Loan Party or any of their Affiliates or direct or indirect owners. The Lenders and the Agents do not undertake or assume any responsibility or duty to any Loan Party or any of their Affiliates or direct or indirect owners to select, review, inspect, supervise, pass judgment upon or otherwise inform any Loan Party or any of their Affiliates or direct or indirect owners of any matter in connection with its or its property, any security held by the Collateral Agent or the operations of any Loan Party or any of their Affiliates or direct or indirect owners. Each Loan Party and each of their Affiliates or direct or indirect owners shall rely entirely on their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by any Lender or any Agent in connection with such matters is solely for the protection of the Lenders and the Agents and neither any Loan Party or any of their Affiliates or direct or indirect owners is entitled to rely thereon.

Section 12.15 USA Patriot Act Notice. Each Lender that is subject to the Patriot Act and each Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act it is required to obtain, verify and record, and the Borrower hereby agrees to provide, information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or such Agent, as applicable, to identify the Borrower, and otherwise enable compliance, in accordance with the Patriot Act.

Section 12.16 Time of the Essence. Time is of the essence with respect to the Loan Documents.

Section 12.17 Telephone and Electronic Authorization.

(a) Each Agent and the Lenders may honor telephone or email instructions for repayments, by any one of the individuals authorized to sign Loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers. A list of authorized signers shall be named in Schedule 12.17. Schedule 12.17 may be modified from time-to-time by the Borrower; provided that at all times the individuals named as Chairperson, President, Chief Executive Officer, Secretary and Treasurer of the Borrower shall be deemed to be authorized signers.

(b) The Borrower shall indemnify and hold each Agent and each Lender harmless from all liability, loss, and costs in connection with any act resulting from telephone or email instructions such party believes are made by any individual authorized by the Borrower in Section 12.17(a) (or deemed authorized in accordance with Schedule 12.17) to give such instructions other than losses caused by such Agent’s or such Lender’s gross negligence or willful misconduct. This paragraph will survive this Agreement’s termination, and will benefit each Agent, each Lender and their respective officers, employees, and agents.

Section 12.18 Confidentiality as to Loan Documents, Etc.. This Agreement, the other Loan Documents and any written communications provided to the Loan Parties and their Subsidiaries by the Administrative Agent and the Lenders prior to or after the date hereof in connection with this Agreement and the other Loan Documents are exclusively for the information of the Loan Parties and their Subsidiaries and, along with the identity of Lenders or prospective Lenders may not be disclosed by the Loan Parties or their Subsidiaries to any third party or circulated or referred to publicly without the Administrative Agent’s prior written consent except that such information, including the existence and a copy of this Agreement (with the names of the Lenders redacted), may be disclosed, after providing written notice to the Administrative Agent (to the extent legally permissible), pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee, or as required by applicable Law; provided that the applicable Loan Party shall have, to the extent legally permissible (i) promptly notified the Administrative Agent of the receipt of any such subpoena or order, (ii) consulted with the Administrative Agent as to the advisability of taking steps to resist or narrow the scope of the disclosure contemplated thereby and (iii) cooperated with the Administrative Agent in any reasonable efforts it may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such information. The Loan Parties’ disclosure of the identity of Lenders or prospective Lenders (x) to its officers, directors, agents and advisors (including legal counsel, accountants, and other professional advisors) and employees (to the extent such information is reasonably necessary or beneficial for the performance of their duties) who have been instructed by one or more of the Loan Parties to keep such information confidential, in accordance with this Section 12.18, and (y) in connection with any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of the Loan Parties’ rights hereunder or thereunder, in each case, shall not be subject to the limitations set forth in this Section 12.18. Each of the Agents and each Lender agrees that the terms of this Section 12.18 shall set forth the entire agreement between the Borrower, the Loan Parties and the Agents and each Lender with respect to any confidential information previously received by the Loan Parties and their Subsidiaries in connection with this Agreement, and this Section 12.18 shall supersede any and all prior confidentiality agreements entered into by the Borrower, a Loan Party or any Subsidiary thereof with respect to such confidential information.

Section 12.19 Confidentiality. Each of the Agents and each Lender agrees to hold any information relating to the Borrower, the Loan Parties and any of their Subsidiaries furnished to it by or on behalf of the Borrower, the Loan Parties or any of their Subsidiaries in confidence and shall not reveal the same, except for disclosure (i) to its Affiliates and to the Agents and any other Lender and their respective Affiliates, and, in each case, their respective employees, directors, and officers provided such parties have been instructed to keep such information confidential in accordance with this Section 12.19, (ii) to legal counsel, accountants, and other professional advisors to the Agents or such Lender provided such parties have been instructed to keep such information confidential in accordance with this Section 12.19, (iii) to the extent necessary to comply with law or any legal, judicial or administrative process or as otherwise required by law or the requests of any Governmental Authority (in which case such Person, (x) shall limit such disclosure only to the extent necessary to comply with such law, process or request and (y) to the extent permitted by law, agrees to inform the Borrower promptly thereof), (iv) to its direct or indirect contractual counterparties in swap agreements or to legal counsel, accountants and other professional advisors to such counterparties provided such parties have agreed to keep such information confidential in accordance with this Section 12.19, (v) to rating agencies if requested or required by such agencies in connection with a rating relating to the Loan hereunder, (vi) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, and (x) to the extent such information

(1) becomes publicly available other than as a result of a breach of this Section 12.19 or (2) becomes available to the Agents or any Lender on a non-confidential basis from a source other than a Loan Party or any Subsidiary thereof. The Borrower agrees that the terms of this Section 12.19 shall set forth the entire agreement between the Borrower, the Loan Parties and the Agents and each Lender with respect to any confidential information previously or hereafter received by the Agents or such Lender in connection with this Agreement, and this Section 12.19 shall supersede any and all prior confidentiality agreements entered into by an Agent or any Lender with respect to such confidential information.

EACH LENDER ACKNOWLEDGES THAT ANY CONFIDENTIAL INFORMATION (AS ENCOMPASSED UNDER THIS SECTION 12.19) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING PARENT AND ITS AFFILIATES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

ALL INFORMATION, INCLUDING WAIVERS AND AMENDMENTS, FURNISHED BY THE LOAN PARTIES OR ANY AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE LOAN PARTIES AND THEIR AFFILIATES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE LOAN PARTIES AND THE AGENTS THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.

Section 12.20 Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from any Loan Party hereunder in the currency expressed to be payable herein (the “Specified Currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the Specified Currency with such other currency at the Administrative Agent’s main New York City office on the Business Day preceding that on which final, non-appealable judgment is given. The obligations of each Loan Party in respect of any sum due hereunder shall, notwithstanding any judgment in a currency other than the Specified Currency, be discharged only to the extent that on the Business Day following receipt by any Lender (including the Administrative Agent), as the case may be, of any sum adjudged to be so due in such other currency such Lender (including the Administrative Agent), as the case may be, may in accordance with normal, reasonable banking procedures purchase the Specified Currency with such other currency. If the amount of the Specified Currency so purchased is less than the sum originally due to such Lender (including the Administrative Agent), as the case may be, in the Specified Currency, each Guarantor agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender (including the Administrative Agent), as the case may be, against such loss.

Section 12.21 Electronic Documentation. Delivery of an executed counterpart of a signature page of any Loan Document by electronic format (e.g., “pdf”) is effective as delivery of a manually executed counterpart. The words “execution,” “signed,” “signature,” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, or any applicable state laws based on the Uniform Electronic Transactions Act (“UETA”). The Administrative Agent may, on behalf of the Borrower, create a microfilm or optical disk or other electronic image of this Agreement and any or all of the Loan Documents. The Administrative Agent may store each such electronic image in its electronic form and then destroy any paper original as part of the Administrative Agent’s normal business practices, with the electronic image deemed to be an original and of the same legal effect, validity, and enforceability as such paper original. The Administrative Agent is authorized, when appropriate, to convert any instrument into a “transferable record” under UETA, with the image of such instrument in the Administrative Agent’s possession constituting an “authoritative copy” under UETA.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered under seal as of the date first set forth above.

BORROWER:

CRESCO LABS, LLC, a British Columbia company

By:
Name: Dennis Olis
Title: Chief Financial Officer

Address for Notices:

400 W. Erie St. Suite 110
Chicago, IL 60654
Attention: John Schetz
Phone: (312) 410-8226
Email: john.schetz@crescolabs.com

With a copy to:

Bennett Jones LLP
One First Canadian Place
Toronto, ON M5X 1A4
Attention: Aaron Sonshine
Phone: (416) 777-6448
Email: sonshinea@bennettjones.com

[Signatures continue on following page(s).]

Senior Secured Term Loan Agreement

ADMINISTRATIVE AGENT:

[Redacted – Confidential]

By:
Name: [Redacted – Confidential]
Title: President

Address for Notices:

[Redacted – Confidential]

With a copy to:

Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
Attention: L. [Redacted – Confidential]
Phone: [Redacted – Confidential]
Email: [Redacted – Confidential]

[Signatures continue on following page(s).]

Senior Secured Term Loan Agreement

COLLATERAL AGENT:

[Redacted – Confidential]

By:
Name: [Redacted – Confidential]
Title: President

Address for Notices:

[Redacted – Confidential]

With a copy to:

Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
Attention: [Redacted – Confidential]
Phone: [Redacted – Confidential]
Email: [Redacted – Confidential]

[Signatures continue on following page(s).]

Senior Secured Term Loan Agreement

INITIAL LENDERS:

[Redacted – Confidential]

By:
Name: [Redacted – Confidential]
Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential]
Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential]
Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential] Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential] Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential] Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

[Redacted – Confidential]

By:
Name: [Redacted – Confidential] Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]]

Senior Secured Term Loan Agreement

[Redacted – Commercially Sensitive Information]

By:
Name: [Redacted – Confidential] Title: [Redacted – Confidential]

Address for Notices:

[Redacted – Confidential]

Senior Secured Term Loan Agreement

EXHIBIT A

FORM OF PROMISSORY NOTE

[__________], 20[_]

FOR VALUE RECEIVED, CRESCO LABS, LLC, an Illinois limited liability company (the “Obligor”), DOES HEREBY PROMISE TO PAY to the order of [LENDER] (the “Lender”) or its registered assigns at the office of [Redacted – Confidential], in its capacity as administrative agent (together with its successors and assigns, “Administrative Agent”), at [Redacted – Confidential], in lawful money of the United States of America in immediately available funds, on the Maturity Date, the aggregate Principal Amount of the Loan made by the Lender, together with all accrued and unpaid interest and other Obligations and amounts owed to the Lender on the Loan, in like money, at such interest rates as are set forth in the Loan Agreement.

The Obligor and any and all sureties, guarantors and endorsers of this Promissory Note and all other parties now or hereafter liable hereon severally waive grace, demand, presentment for payment, protest, notice of any kind (including, but not limited to, notice of dishonor, notice of protest, notice of intention to accelerate or notice of acceleration) and diligence in collecting and bringing suit against any party hereto and agree to the extent permitted by applicable law (i) to all extensions and partial payments, with or without notice, before or after maturity, (ii) to any substitution, exchange or release of any security now or hereafter given for this Note, (iii) to the release of any party primarily or secondarily liable hereon, and (iv) that it will not be necessary for any holder of this Note, in order to enforce payment of this Note, to first institute or exhaust such holder’s remedies against the Obligor or any other party liable hereon or against any security for this Note. The non-exercise by the holder of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

This Note is one of the Notes referred to in that certain Senior Secured Term Loan Agreement, dated as of August 12, 2021 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”; capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement) among the Obligor, as borrower, the Lenders referred to therein, the Administrative Agent and [Redacted – Confidential], in its capacity as collateral agent, and is entitled to the benefits of, and is secured by the security interests granted in, the Loan Agreement and the other Loan Documents, which Loan Agreement and other Loan Documents, among other things, contain provisions for voluntary prepayments, mandatory prepayment and for acceleration of the maturity hereof upon the occurrence of certain events, all as provided in the Loan Agreement. This Note is made pursuant and subject to the terms and conditions of the Loan Agreement.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the undersigned has duly executed this Promissory Note as of the date first written above.

CRESCO LABS, LLC,
An Illinois limited liability company

By:
Name:
Title:

Promissory Note

EXHIBIT B

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [_____________], 20[___], by and between [________], a [________] (the “Assignor”) and [________], a [________] (the “Assignee”).

Reference is made to that certain Senior Secured Term Loan Agreement, dated as of August 12, 2021 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), among Cresco Labs, LLC, an Illinois limited liability company (the “Borrower”), and the lenders from time to time party thereto (each a “Lender” and collectively the “Lenders”), [Redacted – Confidential], a Delaware limited liability company as administrative agent for the Lenders (in such capacity, together with its successors and assigns, the “Administrative Agent”) and [Redacted – Confidential], a Delaware limited liability company, as collateral agent for the benefit of the Secured Parties (in such capacity, together with its successor and assigns, the “Collateral Agent”). Capitalized terms used herein and not otherwise defined herein are used herein as defined in the Loan Agreement.

The Assignor and the Assignee hereby agree as follows:

As of the Assignment Effective Date (as defined below), the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, all of the Assignor’s rights and obligations under the Loan Agreement to the extent related to the amounts and percentages specified in Section 1 of Schedule I hereto.

1. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) it has full power and authority, and has taken all actions necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto or the attachment, perfection or priority of any Lien granted by the Borrower or any Loan Party to the Collateral Agent in the Collateral, and (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under the Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto.

2. The Assignee (a) agrees that it will, independently and without reliance upon the Administrative Agent, the Collateral Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement, (b) appoints and authorizes each of the Administrative Agent and

Collateral Agent to take such action as agent on its behalf and to exercise such powers under the Loan Agreement and the other Loan Documents as are delegated to each such agent by the terms thereof, together with such powers as are reasonably incidental thereto, (c) agrees that it will perform in accordance with their terms all of the obligations that, by the terms of the Loan Agreement, are required to be performed by it as a Lender, (d) represents and warrants that it has full power and authority, and has taken all actions necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (e) confirms it has received such documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement, (f) sets forth beneath its name on the signature pages hereof its address for notices and (g) if applicable, attaches two properly completed Forms W-8BEN, W-8ECI, W-8IMY or successor or form prescribed by the IRS, certifying that such Assignee is entitled to receive all payments under the Loan Agreement payable to it without deduction or withholding of any United States federal income taxes, a U.S. Tax Compliance Certificate, and such other tax forms that may be required under the Loan Agreement.

3. Following the execution of this Agreement by the Assignor and the Assignee, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent. The effective date of this Agreement shall be the effective date specified in Section 2 of Schedule I hereto (the “Assignment Effective Date”).

4. As of the Assignment Effective Date, (a) the Assignee shall be a party to the Loan Agreement and have all of the rights and obligations under the Loan Agreement of a Lender and (b) the Assignor shall relinquish all of its rights and be released from its obligations under the Loan Documents in its capacity as a Lender, to the extent arising or accruing from and after the date hereof.

5. From and after the Assignment Effective Date, the Administrative Agent shall make all payments under the Loan Documents in respect of the interest assigned hereby to the Assignee.

6. This Agreement shall be governed by, and be construed and interpreted in accordance with, the law of the State of New York.

7. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ASSIGNOR:

[ASSIGNOR NAME]

By:

Name:
Title:

ASSIGNEE:

[ASSIGNEE NAME]

By:

Name:
Title:

Address for notices:

[___________________]
Tel: [_______________]
Fax: [_______________]
Email: [_____________]

With a copy to:

[___________________]
Tel: [_______________]
Fax: [_______________]
Email: [_____________]

ACCEPTED AND AGREED this [__] day of [______], 20[___]:

[Redacted – Confidential] as Administrative Agent

By:

Name:
Title:

SCHEDULE I

SECTION 1.

Outstanding principal amount of Loan assigned to Assignee:	$	[___	]
Percentage of total aggregate outstanding principal amount of Loan assigned to Assignee:		[___	]%

SECTION 2.

Assignment Effective Date:	[________], 20[__]

EXHIBIT C

[Reserved]

EXHIBIT D

FORM OF COMPLIANCE CERTIFICATE

To: [Redacted – Confidential]:

THE UNDERSIGNED HEREBY CERTIFIES THAT:

(1) I am a Responsible Officer of CRESCO LABS, LLC (the “Borrower”);

(2) I have reviewed the terms of the Senior Secured Term Loan Agreement dated as of August 12, 2021 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), by and among the Borrower, and the lenders from time to time party thereto (each a “Lender” and collectively the “Lenders”), [Redacted – Confidential], a Delaware limited liability company as administrative agent for the Lenders and [Redacted – Confidential], a Delaware limited liability company, as collateral agent for the benefit of the Secured Parties;

(3) no Default or Event of Default (as such terms are defined in the Loan Agreement) is continuing as of the date hereof, except as described below (or on a separate attachment to this Certificate). The exceptions listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking or proposes to take with respect to each such condition or event are as follows:

;

(4) all filings required under the Security Documents have been made, and since the date of the last Compliance Certificate delivered in connection with Section 7.1(d) of the Loan Agreement, the following filings under the Security Documents have been made:

;

(5) [the Loan Parties have delivered all documents and information they are required to deliver pursuant to any Loan Document on or prior to the date hereof] OR [I have attached hereto true, complete and correct copies of all documents and information each Loan Party is required to deliver pursuant to any Loan Document on or prior to the date hereof];

(6) [there have been no changes to the information contained in each of the Perfection Certificates delivered on the Closing Date or the date of the most recently updated Perfection Certificate delivered pursuant to Section 7.1(d) of the Loan Agreement] OR [I have attached a true, complete and correct copy of an updated Perfection Certificate identifying any such changes to the information contained therein since the date of the most recently delivered Perfection Certificate];

(7) the minimum cash balance requirement under Section 7.2 of the Loan Agreement is satisfied; and

(8) The representations and warranties contained in Sections 6.22, 6.23, 6.25, and 6.26 of the Loan Agreement are (x) with respect to any representations or warranties that contain a materiality qualifier, true and correct in all respects as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all respects on and as of such earlier date and (y) with respect to any representations or warranties that do not contain a materiality qualifier, true and correct in all material respects as of the date hereof, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects on and as of such earlier date. [The exceptions listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking or proposes to take with respect to each such condition or event are as follows: [_____].]

(8) Since the date of the previous Compliance Certificate delivered in accordance with Section 7.1 of the Loan Agreement, the Borrower has not been made aware of any dispute, litigation, investigation, proceeding or suspension between any Loan Party and any Governmental Authority [, except as follows: [_____].]

The foregoing certification, together with any attachments hereto delivered with this Certificate in support hereof, are made and delivered this ___ day of __________, _________ pursuant to Section 7.1(d) of the Loan Agreement.

CRESCO LABS, LLC, an Illinois limited liability company

By:
Name:
Title:

EXHIBIT E

FORM OF FIRST LIEN INTERCREDITOR AGREEMENT

[See attached.]

[Schedules Redacted – Confidential and/or Commercially Sensitive Information]